2023

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND

MANAGEMENT PROXY CIRCULAR

MEETING DATE: JUNE 8, 2023

Together, we continue to build a safe, sustainable, high-quality business in the gold mining sector, creating value today and for future generations.

Breaking new ground.



TSX: ELD **NYSE:** EGO



Who We Are

Eldorado Gold is a gold and base metals producer with mining, development and exploration operations primarily in Türkiye, Canada and Greece. The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities. Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO). For 30 years, Eldorado Gold has been breaking new ground in the mining sector. Our vision is to build a safe, sustainable, high-quality business in the gold mining sector, creating value today and for future generations.

TÜRKIYE
Kışladağ

HEAD OFFICE, VANCOUVER

EUROPEAN REGIONAL OFFICE, AMSTERDAM, NETHERLANDS

CANADA
Lamaque

GREECE
Kassandra Mines
Olympias
Stratoni
Skouries
Perama Hill

TÜRKIYE
Efemçukuru

LEGEND

Operating Mines

Care and Maintenance

Development Projects

Offices

Proxy Summary

This summary highlights information contained in our Management Proxy Circular ("Circular"). This summary does not contain all of the information that you should consider. We encourage you to read the entire Circular carefully prior to voting.



When

Thursday, June 8, 2023
3:00p.m. Pacific time



Where



In person:
Fasken Martineau DuMoulin LLP
550 Burrard Street, Suite 2900
Vancouver, BC, V6C 0A3



Virtually:
Computershare virtual meeting platform
at meetnow.global/MUTKQKX



Items of Business

1. Receive our 2022 annual audited financial statements
2. Elect nine directors for the coming year
3. Re-appoint KPMG as auditor for the coming year
4. Authorize the directors to set the auditor's pay
5. Approve a non-binding advisory resolution on executive compensation


Table of Contents at a Glance




Eldorado is conducting its 2023 Annual Meeting of Shareholders this year in a physical and virtual hybrid format held in person and virtually, using the Computershare virtual meeting platform.

Voting by proxy is the easiest way to vote your shares. Please refer to your form of proxy or voting instruction form included in this package or to the "FAQs" section on page 112 of this Proxy Circular for more information on the voting methods available to you.

Eldorado at a Glance

Our Eldorado global community is made up of approximately 4,700 team members from around the world. We speak different languages and come from rich local cultures. We find common ground in our vision to build a safe, sustainable, high-quality business in the gold mining sector, creating value today and for future generations. This vision reflects our core values and drives us to relentlessly find a better way to do things, to be courageous and innovative, and to continue to break new ground in all that we do.

Our corporate strategy and strategic focus areas help us to achieve our vision and create long-term value for our many stakeholders. The four key pillars of our strategy are People & Capabilities, Safety & Sustainability, Operational & Project Excellence, and Financial Strength & Returns.



Safety & Sustainability
Deliver on our commitments of safe, inclusive workplaces, engaged and prosperous communities, responsibly produced products and healthy natural environments

People & Capabilities
Deliver the organizational and individual capabilities required to enable our culture and achieve our strategy

Operational & Project Excellence
Deliver value-adding growth and be known for operational excellence amongst mid-size gold companies with a reputation of successful project delivery

Financial Strength & Returns
Deliver above-average shareholder returns amongst our peer group and expand our business to reach the next tier of gold mining peers

Together, we are building a safe, sustainable, high-quality business in the gold mining sector, creating value today and for future generations.

COLLABORATION · COURAGE · INTEGRITY · DRIVE · AGILITY



Portfolio of Long-life and High-quality Assets



Diverse Asset Portfolio
with operations in Türkiye, Greece and Canada



Strong ESG Performance
as a mid-cap miner



Pipeline of Strategic Growth Projects
Development projects: Skouries, Perama Hill. Commercial production at Skouries is expected by the end of 2025



Production Growth
through organic growth projects at existing operations. Annual production is expected to increase to 675,000–735,000 ounces in 2027



Committed to Fostering Safe and Inclusive Workplaces
that value diversity, personal growth and innovation

Sustainability



Our business is focused on breaking new ground at every stage in the mining life cycle. From the initial relationships we build with local communities to implementing socially and environmentally responsible closure practices, we seek to find new ways to create value for our stakeholders. From our corporate vision to our management systems, we are committed to responsible mining as the foundation of our business.



Environmental Leadership (E)

- **Climate-related target to mitigate greenhouse gas ("GHG") emissions by 30% from 2020 levels, by 2030, on a "business-as-usual" basis as articulated in our climate strategy**
- **Published first Climate Change & GHG Emissions Report in 2022**

Social Impact (S)

- **Inaugural global gender pay equity review in 2022 indicated an adjusted pay gap of less than 2% in most jurisdictions**

Strong Governance Practices (G)

- **Diverse Board with 56% women and 11% from other designated groups**
- **ESG performance impacts 30% of the short-term incentive plan corporate objectives**
- **We completed our first internal SIMS Compliance Audit**



For more in-depth information about our overall ESG performance, please see our most recent Sustainability Report.

sustainability.eldoradogold.com

Eldorado's sustainability framework embodies our pledge to incorporate sustainability from the ground up in service of our corporate vision to build a safe, sustainable and high-quality business in the gold mining sector, creating value today and for future generations. This means we consider sustainability in everything we do, from exploration to closure, and in our relationships with communities, investors, customers and other important stakeholders.

Our sustainability framework articulates four pillars that highlight our commitments across environmental, social and governance ("ESG") indicators. By delivering on these pillars, we believe we will continue to be a preferred partner for host communities and countries and have access to capital to enable us to grow our business for the benefit of all stakeholders.



Vision and Values
Sustainability Framework
Safe, Inclusive and Innovative Operations
Fostering safe and inclusive workplaces that value diversity, personal growth and innovation
Engaged and Prosperous Communities
Working with our communities in a spirit of mutual respect to grow local economies and deliver lasting opportunities
Responsibly Produced Products
Demonstrating respect for human rights and delivering conflict-free, responsibly produced gold
Healthy Environments, Now and For the Future
Taking care of our environment through industry-leading practices and technology
Policies
Eldorado's Sustainability Policies define our commitments on specific sustainability-related topics
Sustainability Integrated Management System
Eldorado's Sustainability Integrated Management System (SIMS) provides mandatory performance-based minimum standards that operationalize our Sustainability Framework and Policies across our global sites
SUSTAINABILITY FROM THE GROUND UP

Director Nominees



Carissa Browning
Corporate Director
Lawyer, EnerNEXT



George Burns
President & Chief Executive Officer



Teresa Conway
Corporate Director



Catharine Farrow
Corporate Director
President,
FarExGeoMine Ltd.



Pamela Gibson
Corporate Director



Judith Mosely
Corporate Director



Steven Reid
Corporate Director



Stephen Walker
Corporate Director



John Webster
Corporate Director



Diversity in Age
spanning three decades

<50 — 11%
50–60 — 22%
>60 — 67%



5 Years
is the average tenure of our independent director nominees

>6 years — 37%
<6 years — 63%



Geographic Location
of our director nominees

United Kingdom — 22%
Canada — 78%

Committee Membership

 Audit Committee

Compensation Committee

Corporate Governance and Nominating Committee

Sustainability Committee

Technical Committee

 Board Chair

Diversity



56%
11%

80%

56%
of our Board members identify as women, and 11% identify as other designated groups

80%
of our committee Chairs are women



89%
of our director nominees are independent



No
Board Interlocks
in place for our director nominees



No
Overboarded Director Nominees
based on market-leading proxy advisory firms' criteria

Letter from the Chair of the Board and President & CEO

Dear Fellow Shareholders,

On behalf of the Board of Directors of Eldorado Gold Corporation, we are pleased to present Eldorado Gold's 2023 Management Proxy Circular (the "Circular") and Notice of our 2023 Annual Meeting of Shareholders, which will be held in a physical and virtual hybrid format on Thursday, June 8, 2023, at 3:00p.m. (Pacific Time). For information on how to attend the meeting, please refer to the 2023 Notice of Annual Meeting of Shareholders on page 10.

This Circular contains important information, including the items of business for consideration at our meeting as well as discussions of our corporate governance practices and approach to executive compensation. We encourage you to familiarize yourself with the content included in the Circular before you decide how to vote your shares. Your participation as a shareholder is important to us, and we encourage you to exercise your vote at the meeting or to submit your proxy or voting instruction form ahead of the **proxy cut-off deadline of 3:00p.m. (Pacific Time) on Tuesday June 6, 2023**.

2022 was a pivotal year for the Company and also marked Eldorado Gold's 30th anniversary of business. Achievements in 2022 included the announcement in December of a €680 million project-financing facility, with conditional Board approval, to develop our world-class Skouries project – a strategic milestone that is expected to unlock exceptional value for all our stakeholders. In the letter that follows, we provide more information about Eldorado's sustainability, operational and financial performance during the year and the outlook and growth for our business.




In 2022,
Eldorado was ranked one of the year's Best 50 Corporate Citizens in Canada by Corporate Knights. This achievement recognizes that our strong environmental, social and governance performance places us among the country's sustainability leaders.

2022 YEAR IN REVIEW

Safety & Sustainability

Safety and sustainability underlie every aspect of our strategy, and we were very proud to be ranked one of the year's Best 50 Corporate Citizens in Canada by Corporate Knights in June 2022. This achievement recognizes that our strong environmental, social and governance ("ESG") performance places us among the country's sustainability leaders.

Our sustainability framework and Sustainability Integrated Management System ("SIMS") help us to embed and deliver on our commitments of safe, inclusive workplaces, engaged and prosperous communities, responsibly produced products, and healthy natural environments throughout our operations. As part of our sustainability governance, we conduct regular self-assessments and audits to ensure compliance, assess performance and drive continual improvement. This process includes third-party assessments such as the Mining Association of Canada's Towards Sustainable Mining ("TSM") standard verification. In September 2022, our Lamaque team in Québec hosted our first-ever internal SIMS Compliance Audit of social, occupational health and safety, environment, security, and general sustainability standards. We were pleased to achieve externally verified TSM results of AAA in the areas of Biodiversity Conservation Management, Tailings Management and Water Stewardship with Level AA, A or Yes for other protocols.

The health and safety of our people and communities is our number one priority and we continue to adapt our COVID-19 safety controls and take proactive steps to improve workplace safety and provide a safe working environment for our employees and contractors. In 2022, we improved the Company's total recordable injury frequency rate ("TRIFR") to 4.67 (compared to 5.73 in 2021), marking a four-year downward trend. Our lost-time injury frequency rate per million person-hours worked ("LTIFR") was 1.19, an increase from the LTIFR of 0.88 in 2021. Our goal was to reduce both our LTIFR and TRIFR by 10% in 2022 compared to 2021 performance, and although we met our TRIFR target, we missed our LTIFR target. Our progress in building our safety culture and driving safety performance can be seen in several safety achievements across the Company during the year including zero lost-time injuries ("LTIs") at Lamaque (for the fourth consecutive year), Efemçukuru (for the fifth consecutive year) and Kışladağ (for the third consecutive year). We also received a workplace health and safety award from the Québec Mining Association for safety achievements at our Lamaque operation.

In February 2022, we published our inaugural Climate Change & GHG Emissions Report and set a target to mitigate Scope 1 and Scope 2 emissions by an amount equal to 30% of our 2020 emissions levels by 2030. During the year, we also held workshops to advance work on our Energy and Carbon Management System ("ECMS") and identify energy efficiency and greenhouse gas ("GHG") mitigation opportunities that will support our pathway to achieving this target. We continue to explore opportunities to reduce our emissions and expect to publish our updated emissions performance data in our 2022 Climate Change & GHG Emissions Report later in the year.

We believe diverse and inclusive boards and teams are a source of competitive advantage. We strive to achieve our aspirational targets for Board and senior management team diversity, in terms of gender and other designated groups, including Indigenous peoples, visible minorities, persons with disabilities and the LGBTQIA2S+ community as set out in our Diversity Policy. We are pleased to have exceeded our target of 30% women on our Board since 2020, with 56% of members self-identifying as women, and to have achieved 11% membership from other designated groups. We continue to work towards our goals for our senior management team and to drive diversity and inclusion efforts across our operations through local recruitment and procurement practices.

Stemming in part from the insights gained from our recent participation in the Bloomberg Gender-Equality Index, in 2022, we also completed our first global gender-pay-equity review, which indicated an adjusted pay gap of less than 2% in most jurisdictions. We are taking steps to close gaps where they exist and will continue examining pay practices to further reduce systemic bias.

In 2022, we also introduced a new Global Respectful Workplace Policy that articulates Eldorado's commitments and expectations for a physically and psychologically safe work environment that is free from harassment, discrimination and workplace violence. We created channels for workers to report any concerns in these areas and established a global baseline for worker awareness and willingness to report by conducting a global integrity-pulse survey that captured the experiences of more than 70% of our employees and that will help guide further efforts in these areas.



 **We are pleased to have exceeded our target of 30% women on our Board since 2020, with 56% of members self-identifying as a woman.**

> We are excited to deliver on our growth portfolio and are forecasting gold production to increase year after year and reach 675,000 to 735,000 ounces by 2027. This represents growth of 55% over the five-year period from 2022 production levels.

Operations & Financial Performance

As per our 2022 guidance, operational performance was weighted to the second half of the year. Following a challenging start to the year, due to severe weather impacts and employee absenteeism due to COVID-19, our sites worked diligently to catch up and ultimately improve production over the year with our fourth quarter production increasing more than 35% from the first quarter. Across our four operating mines, we produced 453,916 ounces of gold in 2022, which was 1% below the low end of our guidance range. See below for details of operational performance across our sites:

- **Kışladağ:** Kışladağ produced 135,801 ounces of gold in 2022, a 22% decrease from 2021, with cash operating costs [(1)] of $773 per ounce and all-in sustaining costs ("AISC") [(1)] of $1,000 per ounce. The 2022 decrease in production was attributable to severe weather, COVID-19 absenteeism and impacts from the startup of belt agglomeration earlier in the year. In the fourth quarter, we installed eight larger, higher-capacity conveyors, which has improved material handling capacity and belt agglomeration.

- **Efemçukuru:** Efemçukuru produced 87,685 payable ounces of gold in 2022, a 5% decrease from 2021, with cash operating costs [(1)] of $701 per ounce and AISC [(1)] of $1,091 per ounce. Gold production, throughput and average gold grade were in line with plans for the year. Our exploration and drilling efforts in the year also showed encouraging results for resource expansion and conversion and adding mine life.

- **Lamaque:** Our Lamaque operation produced 174,097 ounces of gold in 2022, a record annual production, and a 14% increase from 2021. Cash operating costs for the year were $642 per ounce and AISC was $1,036 per ounce. In February 2022, a new technical study showcased the significant upside potential and extended mine life from the Lower Triangle zones and Ormaque deposit.

- **Olympias:** Olympias produced 56,333 payable ounces of gold in 2022, a 1% increase from 2021, and reflected a higher average gold grade. Cash operating costs [(1)] for the year were $1,409 per ounce and AISC [(1)] was $2,155 per ounce. We continue to implement initiatives to improve productivity at Olympias, and in 2023, these will focus on bulk emulsion, ventilation, and people and equipment efficiencies.

In 2022, we reported a net loss attributable to shareholders from continuing operations of $49.2 million ($0.27 loss per share), compared to net earnings of $20.9 million ($0.12 per share) in 2021. This was primarily due to lower production and sales volumes, and higher operating costs, depreciation, mine standby costs and non-cash asset write-downs.

Our cash operating costs [1] averaged $788 per ounce sold, an increase from $626 per ounce sold in 2021, and 5% above our guidance range for the year. The increase was primarily due to lower production and the impacts of global macroeconomic influences on costs and supply chains industry-wide resulting in price increases for commodities and consumables, including electricity in Türkiye and Greece, and fuel and reagents at Kışladağ. We are working diligently to find ways to mitigate these macro factors in our business planning going forward.

Our all-in sustaining costs ("AISC") [1] were within our guidance range and averaged $1,276 per ounce sold in 2022. This was driven mainly by the Company's disciplined deployment of sustaining capital. We ended the year in a solid position with a cash balance of $314.7 million. We continue to focus on maintaining a solid financial position, which provides flexibility to unlock value across our business.



GROWTH & OUTLOOK

In 2022, Eldorado continued to execute on our multi-year strategy in Greece and, in December, we were pleased to announce the €680 million project-financing facility, with conditional Board approval, for the full restart of construction at Skouries. This term facility provides 80% of the expected project funding required to complete Skouries and is secured by the assets of Hellas Gold, our wholly owned subsidiary in Greece. The remaining 20% costs will be funded by the Company. With financing in place, we are well-positioned to execute this project on time and on budget, and expect to achieve commercial production by the end of 2025. Skouries is expected to produce an average of 140,000 ounces of gold and 67 million pounds of copper annually. We look forward to delivering this world-class project and unlocking exceptional value for all our stakeholders, including providing significant socio-economic benefits for the Greek State and contributing to the supply of copper, a critical mineral for the green and digital transition globally.

Skouries will be transformational to our production profile, and is now incorporated into our five-year production guidance. We are excited to deliver on our growth portfolio and are forecasting gold production to increase year after year and reach 675,000 to 735,000 ounces by 2027. This represents growth of 55% over the five-year period from 2022 production levels.

As we look to 2023, we have an exciting year ahead of us. We are focused on delivering our operational guidance and transitioning to project execution at Skouries. For 2023, we are forecasting annual production of between 475,000 and 515,000 ounces of gold at average cash operating costs [1] ranging from $760 to $860 per ounce sold and average AISC [1] of between $1,190 to $1,290 per ounce sold. At our operating mines, we continue to look at ways to optimize operations and increase recovery rates. This includes optimizing the agglomeration circuit at Kışladağ with the installation of the agglomeration drum and continuing to implement transformation initiatives at Olympias. Our global exploration teams are also focused on resource expansion and conversion and adding mine life across the portfolio, particularly at Lamaque and Efemçukuru.

Our priority is to continue to implement our growth strategy, which will position us to maximize value for all our stakeholders. With long-term shareholder value-creation top of mind, we are focused on building on our solid foundation and unlocking value throughout our portfolio while continuing to put safety, sustainability and good governance at the core of our business strategy.

YOUR VOTE IS IMPORTANT

Once again, your participation as a shareholder is very important to us. Please exercise your right to vote. We thank you for your continued support of Eldorado Gold and hope you will join us at our 2023 Annual Meeting of Shareholders, either virtually or in person.

Sincerely,

"Steven Reid"   "George Burns"

Steven Reid   **George Burns**

Chair of the Board   President &
                                Chief Executive Officer

Note:
(1)   These ratios are non-IFRS ratios. See the "Non-IFRS and Other Financial Measures and Ratios" section on page 110 in this Circular for explanations and discussion of these non-IFRS ratios.

Table of Contents

ESG Highlights



GOVERNANCE

2023 Notice of Annual Meeting of Shareholders



When

Thursday, June 8, 2023
3:00p.m. Pacific time



Where



In person:
Fasken Martineau DuMoulin LLP
550 Burrard Street, Suite 2900
Vancouver, BC, V6C 0A3



Virtually:
Computershare virtual meeting platform
at meetnow.global/MUTKQKX

Items of Business

1. Receive our 2022 annual audited financial statements, **page 13**

2. Elect nine directors for the coming year, **page 13**

3. Re-appoint KPMG as auditor for the coming year, **page 14**

4. Authorize the directors to set the auditor's pay, **page 14**

5. Approve a non-binding advisory resolution on executive compensation, **page 14**



Eldorado is conducting its Annual Meeting this year in a physical and virtual hybrid format.

Your Vote Is Important

You are entitled to receive this notice to vote at our 2023 Annual Meeting of Shareholders ("2023 Annual Meeting") if you owned common shares of Eldorado Gold Corporation ("Eldorado" or the "Company") as of the close of business on April 18, 2023 ("the record date" for the 2023 Annual Meeting). Registered shareholders and duly appointed proxyholders (who, if attending virtually, have been properly registered prior to the meeting) will be able to attend, participate and vote at the 2023 Annual Meeting either in person or online. Non-registered beneficial shareholders who have not duly appointed themselves as proxyholder will not be able to attend the 2023 Annual Meeting in person but may attend online as a guest. Guests attending virtually may view the webcast, but will not be able to participate or vote at the 2023 Annual Meeting. **Additional information on how to attend the 2023 Annual Meeting virtually can be found on page 116.**

Notice and Access

We are using notice-and-access procedures to deliver our 2023 meeting materials to shareholders. You are receiving this notice with information on how you can access the Management Proxy Circular ("Circular") electronically, along with a proxy – or, in the case of non-registered shareholders, a voting instruction form – by which to vote at the meeting or submit your voting instructions.

The Circular, form of proxy, Annual Return Card, Annual Audited Consolidated Financial Statements and associated Management's Discussion and Analysis ("MD&A") are available on our website (www.eldoradogold.com/shareholder-materials) as of May 8, 2023, and will remain on the website for one full year. You can also access the meeting materials through our public filings on the SEDAR website (www.sedar.com) and the United States Securities and Exchange Commission ("SEC") website (www.sec.gov), under Eldorado's name.

The Circular contains important information about the meeting, including what is required to attend the meeting in person or virtually. We encourage and remind you to access and review the Circular prior to voting.

The Company will mail paper copies of the meeting materials to those shareholders who had previously elected to receive paper copies. All other shareholders will receive this notice along with a form of proxy or voting instruction form, as applicable. If you received this notice and want to obtain paper copies of the full meeting materials, they can be requested, without charge, by contacting us as follows:

 information@eldoradogold.com

 **t:** 1 604 687 4018
1 888 353 8166 (toll-free)
f: 1 604 687 4026

550 Burrard Street, 11th Floor
Vancouver, BC, V6C 2B5
Attention: Corporate Secretary

To receive the Circular in advance of the proxy deposit date and meeting date, requests for printed copies must be received at least five business days in advance of the proxy deposit date and time set out in the accompanying proxy or voting instruction form.

Shareholders are able to request future copies of the Annual Audited Consolidated Financial Statements and MD&A and/or interim consolidated financial report and MD&A by marking the appropriate box on the Annual Return Card included with this notice, as applicable. All registered shareholders will receive the Annual Audited Consolidated Financial Statements and MD&A.



Submitting Your Vote

If you are a registered shareholder and are unable to attend the meeting either in person or online, please complete the enclosed form of proxy and return it as soon as possible. To be valid, proxies must be returned by **3:00p.m. (Pacific time) on Tuesday**, **June 6**, **2023**, to our transfer agent at:

Computershare Trust Company of Canada
100 University Avenue, 8th Floor
Toronto, ON, M5J 2Y1

You may also vote by telephone or online by following the instructions on your proxy.

If you are a non-registered shareholder, you should follow the instructions on your voting instruction form in order to submit your voting instructions to your intermediary or its agent. You should submit your voting instructions to your intermediary or its agent as instructed as soon as possible, so that your intermediary or its agent has sufficient time to submit your vote prior to the voting deadline of **3:00p.m. (Pacific time) on Tuesday**, **June 6**, **2023**.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please contact Laurel Hill Advisory Group by telephone at 1 877 452 7184 toll-free in North America, or 1 416 304 0211 outside of North America, or by email at assistance@laurelhill.com.

By order of the Board,

"Karen Aram"

Karen Aram

Corporate Secretary

Vancouver, BC

April 24, 2023

General Information

Eldorado Gold

In this document, "we," "us," "our," "Eldorado," "Company" and "Corporation" mean Eldorado Gold Corporation.

Shareholders

"You," "your" and "shareholder" mean registered holders (unless the context otherwise requires) of common shares of Eldorado.

Date of Information

Information in this document is as of April 18, 2023, unless otherwise stated.

Exchange Rate

All dollar figures are in Canadian dollars, except as noted. We used the average annual exchange rate for 2022 reported by the Bank of Canada of CDN$1.00 = USD$0.7685, unless otherwise noted.

Additional Information

Information on our website is not part of this Circular, or incorporated by reference. Filings on SEDAR are also not part of this Circular or incorporated by reference, except as specifically stated. For greater certainty, Eldorado's Climate Change & GHG Emissions Report and Sustainability Report as well as the Kışladağ Technical Report, Efemçukuru Technical Report, Olympias Technical Report, Skouries Technical Report and Lamaque Technical Report are expressly excluded from incorporation by reference herein.

You can find financial information relating to Eldorado in our Consolidated Financial Statements and MD&A dated December 31, 2022.

See our MD&A, financial statements and our Annual Information Form ("AIF") or Form 40-F for additional information about Eldorado. These documents and additional information relating to Eldorado are available on our website (www.eldoradogold.com) and are also available on the SEDAR website (www.sedar.com) and the SEC website (www.sec.gov), under Eldorado's name.

You can also request copies free of charge by contacting our Corporate Secretary:






information@eldoradogold.com

t: 1 604 687 4018
  1 888 353 8166 (toll-free)
f: 1 604 687 4026

550 Burrard Street, 11th Floor
Vancouver, BC, V6C 2B5

Business of Meeting

1. Receiving Our Financial Statements and the Auditor's Report

Both our Consolidated Financial Statements for the year ended December 31, 2022, and the auditor's report are available on our website (www.eldoradogold.com) and on the SEDAR website (www.sedar.com).

A representative from KPMG LLP ("KPMG"), our independent auditor for 2022, will be at the meeting to answer any questions about the auditor's report.

2. Electing Directors

According to our articles and by-laws, we must elect between three and 20 directors at each annual meeting, each to serve for a one-year term or until a successor is elected or appointed.

The Board has decided that nine directors will be elected this year, based on the diverse mix of skills and experience the Board believes is necessary to effectively fulfill its duties and responsibilities.

Director Nominees for 2023

Carissa Browning	Teresa Conway	Pamela Gibson	Steven Reid	John Webster
George Burns	Catharine Farrow	Judith Mosely	Stephen Walker	

Each of the director nominees is well qualified and demonstrates the competencies, character and commitment that is complementary to Eldorado's needs and culture; additionally, each has expressed their willingness to serve on the Board. Further information on each of the nominees can be found starting on page 16.

Majority Voting

The Board previously adopted a Majority Voting Policy in accordance with the Toronto Stock Exchange ("TSX") rules that required any nominee for election as a director in an uncontested director election who received a majority of the votes "withheld" over votes "for" to submit their resignation to the Board. The Corporate Governance and Nominating Committee would then undertake an evaluation, considering all factors deemed relevant, and make a recommendation to the Board as to whether or not to accept the resignation.

However, effective as of August 31, 2022, the Canada Business Corporations Act ("CBCA") introduced certain amendments, which included statutory voting requirements for uncontested director elections, and accordingly the Board resolved to repeal the Majority Voting Policy.

In accordance with the CBCA statutory voting requirements, in an uncontested director election, shareholders will be allowed to vote "for" or "against" a director nominee and a director nominee will be elected as a director only if the number of shares voted "for" that nominee exceeds the number of shares voted "against" that nominee. If the number of shares voted "against" any nominee exceeds the number of shares voted "for" that nominee, that nominee will not be appointed director of the Company. However, if that nominee is an incumbent director, such director may continue in office until the earlier of: (a) the day their successor is appointed; or (b) the 90th day after the election.

The Board may not re-appoint an incumbent director who did not receive majority support at any time prior to the next annual shareholders meeting other than in the following limited and defined circumstances: (i) to satisfy Canadian residency requirements; or (ii) to satisfy the requirement that at least two directors are not also officers or employees of the Company or its affiliates.

Advance Notice Policy

Our by-laws contain an advance-notice provision for director nominations. Shareholders who wish to nominate candidates for election as directors must provide written notice of their intention to the Corporate Secretary (550 Burrard Street, 11th Floor, Vancouver, BC, V6C 2B5) and include certain information as set out in Part 9 of our by-laws. The notice must be made not less than 30 days and not more than 65 days prior to the date of our next annual meeting, in compliance with Part 9. If you wish to submit a director nomination to be presented at our 2023 Annual Meeting, the required information must be sent to our Corporate Secretary by May 8, 2023. A copy of our by-laws can be found on the SEDAR website (www.sedar.com), under our Company's name.



We recommend that you vote FOR the election of the director nominees.

3. Appointing the Independent Auditor and Authorizing the Board to Set the Auditor's Pay

KPMG has been our independent auditor since 2009. Upon the recommendation of the Audit Committee and the Board, shareholders will be asked to approve the re-appointment of KPMG as auditor and also to authorize the Board to set the auditor's pay for 2023.

KPMG conducts the annual audit of our financial statements and provides audit-related tax and other services, and reports to the Audit Committee of the Board. The table below outlines the fees paid to KPMG in the last two years.

Years ended December 31	2022 (USD$)	2021 (USD$)	
Audit fees	1,484,090	1,557,531	Total fees for audit services
Audit-related fees	100,200	99,096	Majority of fees relate to French translations
All other services	–	–	
Total	**$1,584,290**	**$1,656,627**	



We recommend that you vote FOR the appointment of KPMG as our auditor for the ensuing year and FOR authorizing the Board to set the auditor's pay.

4. Advisory Vote on Executive Compensation – Voluntary Adoption of "Say on Pay"

The Board approved a policy on "say on pay" and shareholder engagement. The policy establishes the framework for conducting an annual non-binding advisory vote by our shareholders on Eldorado's executive compensation. The advisory vote provides shareholders with the opportunity to advise the Board on their view of our executive compensation programs as presented in the Statement of Executive Compensation (referred to herein as "CD&A") of this Circular.

As this is an advisory vote, the results will not be binding on the Board. The Board retains sole authority and remains fully responsible for the Company's compensation decisions, and are not relieved of these responsibilities as a result of the advisory vote by shareholders. The Board will, however, take into account the results of the advisory vote when considering whether there is a need to increase shareholder engagement on compensation and other matters.

Following each annual general meeting, all voting results, including the results of the "say on pay" vote, are publicly filed under the Company's profile on the SEDAR website (www.sedar.com).

We are pleased to report that in 2022 and 2021, over 90% of our shareholders voted in support of our approach to executive compensation.

Year	Votes "for" (%)	Votes "against" (%)
2022	94.89	5.11
2021	98.29	1.71

BE IT RESOLVED THAT, on an advisory basis, and not to diminish the role and responsibilities of the Board, the shareholders accept that the philosophy and design of the Company's executive compensation program, as disclosed in the Company's Circular and the CD&A, are appropriate.



We recommend that you vote FOR the adoption of the resolution to support our approach to executive compensation.

5. Other Business

We will also consider any other matters that properly come before the meeting. As of the date of this Circular, we are not aware of any other items of business to be considered at the meeting.

Board of Directors



Carissa Browning



George Burns



Teresa Conway



Catharine Farrow



Pamela Gibson



Judith Mosely



Steven Reid



Stephen Walker



John Webster

Director Nominees

At the meeting, shareholders will be asked to elect nine directors. All of the nominated directors are independent, with the exception of George Burns, the Company's President & Chief Executive Officer ("CEO"); the Board committees are also composed 100% of independent directors. The director nominees have significant and complementary experience across multiple sectors and markets, which help form a strong and independent Board. The Board is committed to deliberate Board renewal. This renewal plan has resulted in an increase in key strength areas, including:

- Board diversity
- Capital markets and financing expertise
- Compensation
- Corporate governance
- Mergers & acquisition expertise
- Strategic planning and risk assessment
- Sustainability
- Technical mining and operating expertise

Further attributes of our director nominees include:

- All of Eldorado's independent directors meet the equity-ownership requirement
- John Webster, the Chair of the Audit Committee, and Teresa Conway are both considered to be financial experts by SEC
- Board has adopted and adhered to enhanced Corporate Governance Guidelines

The bios starting on page 17 set forth information with respect to our proposed director nominees as of December 31, 2022.

The value of director shareholding, including deferred units ("DUs"), which represent notional Eldorado common shares based on the value of our common shares has been calculated at the higher of the value at issue date or fair market value at December 31, 2022.



Carissa Browning

Carissa Browning was appointed to the Board of Directors in January 2022. Ms. Browning is a Corporate Commercial Lawyer at EnerNEXT Partners, a boutique legal and advisory platform focused on energy, cleantech and sustainability. She previously served as legal counsel for BC Hydro and TransAlta Corporation. She has broad industry experience in electricity and renewable energy, technology, fintech and commodity trading, and advises on matters relating to corporate governance, market regulation and sustainability. Ms. Browning is currently appointed to the Calgary Chapter Executive of the Institute of Corporate Directors, and formerly served on the boards of Women + Power, Energy Efficiency Alberta, TAMA Transmission, and Circle for Aboriginal Relations ("CFAR"). She holds a B.A. and LL.B. from the University of Calgary, and regularly contributes her thought leadership and reflections on the importance of diverse representation, reconciliation, and her views as an Indigenous woman. She identifies as a Dene from the Dehcho region (Northwest Territories).

Independent director since January 2022   **Resides** Alberta, Canada   **Age** 49

Areas of Expertise
Human capital matters
Market regulation
Legal and regulatory
Energy
Sustainability
Mergers & acquisitions
Corporate governance
Compliance

Education
B.A. and LL.B., University of Calgary

B.A., Communications and Culture, University of Calgary

Current Occupation
Lawyer

Other Directorships
None

Accreditations and Memberships
Law Society of Alberta
Law Society of British Columbia
Canadian Bar Association
Institute of Corporate Directors

BOARD AND COMMITTEE MEMBERSHIP

	2022 Meeting attendance [1]	2022 Meetings attended (%)
Board of Directors	20 of 20	100
CGNC	3 of 4	100
Sustainability Committee	4 of 5	100

ANNUAL MEETING VOTING RESULTS



Withheld 1.17%

2022

For 98.83%

EQUITY OWNERSHIP

OWNERSHIP REQUIREMENT		OWNERSHIP UNDER THE GUIDELINES	
Ownership requirement	Ownership requirement value	Total ownership value [2]	Meets ownership requirement [3]
5 × annual retainer	$500,000	$109,996	On track

Notes:

(1) Ms. Browning was appointed to the Board on January 1, 2022, and appointed to the CGNC and Sustainability committees, effective February 24, 2022. She attended all meetings she was eligible to attend subsequent to her appointments.

(2) Based on the higher of the value at acquisition date or fair market value at December 31, 2022 (CDN$11.29). For more information on director equity ownership, see page 62.

(3) On February 24, 2022, the Board approved the director equity ownership requirement of five times the director's annual retainer within five years of the implementation of the equity ownership requirement or within five years of joining the Board, if appointment was post January 1, 2022. Ms. Browning's new equity ownership requirement will become effective January 1, 2027.



George Burns

George Burns joined Eldorado on February 1, 2017, and assumed the role of President & Chief Executive Officer on April 28, 2017. Prior to joining Eldorado, George was Executive Vice President and Chief Operating Officer at Goldcorp. He also held the Goldcorp positions of Senior Vice President, Mexican Operations, and Vice President, Canada and United States. Prior to that he was Senior Vice President & Chief Operating Officer of Centerra Gold Inc.

George has over 40 years of experience in the mineral sector, including executive, operations, development and engineering leadership roles in gold, copper and coal operations. George has served in various capacities for Asarco LLC including Vice President of Mining as well as numerous capacities for Cyprus Minerals Corporation. He began his career with Anaconda Company in 1978.

Director since April 2017 [(1)]   **Resides** British Columbia, Canada   **Age** 63

Areas of Expertise	**Education**	**Other Directorships**
Mining industry	B.Sc., Mining Engineering, Montana College of Mineral Science and Technology	None
Mining engineering		**Accreditations and Memberships**
Sustainability		
Mine and process operations, development and construction	**Current Occupation**	Institute of Corporate Directors (ICD.D)
Mergers & acquisitions	President & CEO, Eldorado Gold Corporation	SME member
		PDAC member

BOARD AND COMMITTEE MEMBERSHIP

	2022 Meeting attendance	**2022 Meetings attended (%)**
Board of Directors	20 of 20	**100**

ANNUAL MEETING VOTING RESULTS



Withheld 1.26%
For 98.74%
2022

EQUITY OWNERSHIP

OWNERSHIP REQUIREMENT		OWNERSHIP UNDER THE GUIDELINES	
Ownership requirement	Ownership requirement value	Total ownership value [(2)]	Meets ownership requirement
3 × annual salary	$3,060,000	$7,924,398	Yes

Notes:

(1) Mr. Burns is not an independent director and therefore does not receive compensation for his role as a director. See page 94 for details of Mr. Burns' compensation.

(2) Based on the higher of the value at acquisition date or fair market value at December 31, 2022 (CDN$11.29). For more information on executive equity ownership, see page 74.



Teresa Conway

Ms. Conway was elected to the Board of Directors in June 2018. She is a former executive with 25 years of experience in the North American energy markets. From 2005 to 2017, she was the President and CEO of Powerex, and prior to that, she was Vice President, Finance, and CFO. She was also with PriceWaterhouseCoopers LLP ("PWC") for seven years. Ms. Conway holds a B.B.A. from Simon Fraser University and is a Chartered Professional Accountant (CPA, CA). In addition, Ms. Conway has the designation ICD.D from the Institute of Corporate Directors. Ms. Conway also serves on the board of directors of Altius Minerals Corporation and Entrée Resources Ltd.

Independent director since June 2018　　**Resides** British Columbia, Canada　　**Age** 65

Areas of Expertise

Sustainability

Finance

Accounting

Energy sector

Corporate governance

Compliance

Compensation

Human capital matters

Audit

Risk management

Education

B.B.A., Simon Fraser University

Current Occupation

Corporate director

Other Directorships

Altius Minerals Corporation

Entrée Resources Ltd.

Accreditations and Memberships

Chartered Professional Accountants British Columbia

Accredited Director (ICD.D)

BOARD AND COMMITTEE MEMBERSHIP

	2022 Meeting attendance	2022 Meetings attended (%)
Board of Directors	20 of 20	100
Compensation Committee	6 of 6	100
Audit Committee	4 of 4	100

ANNUAL MEETING VOTING RESULTS



Withheld 1.16%

2022

For 98.84%

EQUITY OWNERSHIP

OWNERSHIP REQUIREMENT		OWNERSHIP UNDER THE GUIDELINES	
Ownership requirement	Ownership requirement value	Total ownership value [1]	Meets ownership requirement
5 × annual retainer	$500,000	$630,418	Yes

Note:

(1)　Based on the higher of the value at acquisition date or fair market value at December 31, 2022 (CDN$11.29). For more information on director equity ownership, see page 62.



Catharine Farrow

Ms. Farrow was elected to the Board of Directors in April 2020. She is a Professional Geoscientist (APGO) with more than 25 years of mining industry experience. She is currently the President of FarExGeoMine Ltd., a consulting company advising private companies in geoscience, organizational issues, mining technology and Internet of Things technology. From 2012 to 2017, she was Founding CEO, Director and Co-Founder of TMAC Resources Inc., a mining company formerly listed on the TSX. Before TMAC, Ms. Farrow was Chief Operating Officer of KGHM International (formerly Quadra FNX Mining Ltd.). Previously at Quadra FNX and FNX Mining Company Inc., she held many senior roles in a wide range of disciplines including operations, technical services, corporate development and exploration. She has been honoured as one of the 100 Global Inspirational Women in Mining (2015 and 2018), is the 2020 recipient of the Acadia University Distinguished Alumni Award, and is a past recipient of the William Harvey Gross Medal of the Geological Association of Canada (2000). Ms. Farrow also serves on the boards of Franco-Nevada Corporation, Centamin PLC and Aclara Resources Inc.

Independent director since April 2020   **Resides** Ontario, Canada   **Age** 58

Areas of Expertise	Education	Accreditations and Memberships
Mining industry	B.Sc. (Hons.), Mount Allison University	Professional Geoscientists Ontario (PGeo)
Geology	M.Sc., Acadia University	Institute of Corporate Directors (ICD.D)
Technical	Ph.D., Carleton University	Society of Economic Geologists
Finance		Canadian Institute of Mining, Metallurgy & Petroleum
Compensation	**Current Occupation**	Prospectors & Developers Association of Ontario
Human capital matters	President, FarExGeoMine Ltd.	
Corporate governance		
Sustainability	**Other Directorships**	
	Franco-Nevada Corporation	
	Centamin PLC	
	Aclara Resources Inc.	

BOARD AND COMMITTEE MEMBERSHIP

	2022 Meeting attendance	2022 Meetings attended (%)
Board of Directors	20 of 20	**100**
Compensation Committee	6 of 6	**100**
Technical Committee	8 of 8	**100**
Sustainability Committee	5 of 5	**100**

ANNUAL MEETING VOTING RESULTS



Withheld 2.19%

2022

For 97.81%

EQUITY OWNERSHIP

OWNERSHIP REQUIREMENT		OWNERSHIP UNDER THE GUIDELINES	
Ownership requirement	Ownership requirement value	Total ownership value [1]	Meets ownership requirement [2]
5 × annual retainer	$500,000	$209,988	On track

Notes:

(1) Based on the higher of the value at acquisition date or fair market value at December 31, 2022 (CDN$11.29). For more information on director equity ownership, see page 62.

(2) On February 24, 2022, the Board approved the director equity ownership requirement of five times the director's annual retainer within five years of the implementation of the equity ownership requirement or within five years of joining the Board, if appointment was post January 1, 2022. Ms. Farrow's new equity ownership requirement will become effective January 1, 2027.



Pamela Gibson

Ms. Gibson was appointed to the Board of Directors in September 2014. She has over 35 years of experience, primarily as a corporate lawyer at Shearman & Sterling LLP, including as Managing Partner of the London and Toronto offices and Head of Capital Markets, Europe and Asia. Ms. Gibson has extensive industry experience in the metals and mining, oil and gas, energy, telecom and technology sectors, advising companies on capital market transactions, governance, risk management, disclosure, and other corporate strategic matters. Ms. Gibson holds a B.A. with distinction from York University, an LL.B. from Osgoode Hall Law School and an LL.M. from New York University. Ms. Gibson was also a law clerk to the Honourable Justice Howland, Chief Justice of the Ontario Court of Appeal. Ms. Gibson previously served on the board of directors of NYSE-listed GasLog Partners LP for six years.

Independent director since September 2014   **Resides** London, United Kingdom   **Age** 69

Areas of Expertise	**Education**	**Other Directorships**
Mining industry	LL.M., New York University	None
Corporate finance	LL.B., Osgoode Hall	
Corporate governance	B.A. (with Distinction), York University	**Accreditations and Memberships**
Sustainability		Accredited Director (Acc. Dir.)
Risk management	**Current Occupation**	Member, New York and Ontario Bars
Human capital matters	Corporate director	
Legal		

BOARD AND COMMITTEE MEMBERSHIP

	2022 Meeting attendance [1]	2022 Meetings attended (%)
Board of Directors	20 of 20	100
CGNC	4 of 4	100
Compensation	3 of 6	100
Sustainability Committee	5 of 5	100
Audit Committee	2 of 4	100

ANNUAL MEETING VOTING RESULTS



Withheld 1.43%

2022

For 98.57%

EQUITY OWNERSHIP

OWNERSHIP REQUIREMENT		OWNERSHIP UNDER THE GUIDELINES	
Ownership requirement	Ownership requirement value	Total ownership value [2]	Meets ownership requirement
5 × annual retainer	$500,000	$891,629	Yes

Notes:

(1) Ms. Gibson was elected to the Compensation Committee on June 9, 2022. She attended all meetings she was eligible to attend subsequent to her appointment. She ceased to be a member of the Audit Committee on June 9, 2022.

(2) Based on the higher of the value at acquisition date or fair market value at December 31, 2022 (CDN$11.29). For more information on director equity ownership, see page 62.



Judith Mosely

Ms. Mosely was appointed to the Board of Directors in September 2020. She has over 20 years of experience in the mining and metals sector and, most recently, held the position of Business Development Director for Rand Merchant Bank in London, with responsibility for developing the bank's African business with international mining and metals companies. Prior to that, Ms. Mosely headed the mining finance team at Société Générale in London, and has broad experience across commodity sectors, working with juniors to multinationals. Ms. Mosely is a Trustee of Camborne School of Mines Trust, and sits on the board of Women in Mining in the U.K. Ms. Mosely is a graduate of Modern Languages from Oxford University, and holds a diploma in Business Administration from the University of Warwick and a Master of Arts from Oxford University. She also serves on the boards of Galiano Gold Inc. and Blackrock World Mining Trust plc.

Independent director since September 2020   **Resides** London, United Kingdom   **Age** 58

Areas of Expertise	**Education**	**Other Directorships**
Mining industry	Diploma, Business Administration, University of Warwick	Blackrock World Mining Trust plc
Sustainability		Galiano Gold Inc.
Finance	M.A., Oxford University	**Accreditations and Memberships**
Investment banking	**Current Occupation**	ESG Competent Boards Certificate and Designation (GCB.D)
Mergers & acquisitions	Corporate director	

BOARD AND COMMITTEE MEMBERSHIP

	2022 Meeting attendance	2022 Meetings attended (%)
Board of Directors	20 of 20	**100**
Audit Committee	4 of 4	**100**
Sustainability Committee	5 of 5	**100**

ANNUAL MEETING VOTING RESULTS



Withheld 1.16%
2022
For 98.84%

EQUITY OWNERSHIP

OWNERSHIP REQUIREMENT		OWNERSHIP UNDER THE GUIDELINES	
Ownership requirement	Ownership requirement value	Total ownership value [1]	Meets ownership requirement [2]
5 × annual retainer	$500,000	$209,988	On track

Notes:

(1) Based on the higher of the value at acquisition date or fair market value at December 31, 2022 (CDN$11.29). For more information on director equity ownership, see page 62.

(2) On February 24, 2022, the Board approved the director equity ownership requirement of five times the director's annual retainer within five years of the implementation of the equity ownership requirement or within five years of joining the Board, if appointment was post January 1, 2022. Ms. Mosely's new equity ownership requirement will become effective January 1, 2027.



Steven Reid

Mr. Reid was appointed as Chair of the Board on January 1, 2021. Mr. Reid was first elected to the Board of Directors in May 2013. He has over 40 years of experience in the mineral resource industry. Prior to his retirement, he was the Executive Vice President and Chief Operating Officer for Goldcorp Inc. from 2007 to September 2012. Before joining Goldcorp, Mr. Reid spent 13 years at Placer Dome in numerous corporate, mine management and operating roles. He holds a B.Sc. in Mineral Engineering from the South Australian Institute of Technology and a TRIUM Global Executive MBA. Mr. Reid is a member of AusIMM, CIM and the Society of Mining Engineers of A.I.M.E. (USA), and has the designation ICD.D from the Institute of Corporate Directors. Mr. Reid also serves on the board of directors of Gold Fields Limited as Lead Independent Director.

Independent director since May 2013   **Resides** Alberta, Canada   **Age** 67

Areas of Expertise

Mining industry

Technical

Mining engineering

Sustainability

Compensation

Human capital matters

Mergers & acquisitions

Education

Trium Global Executive MBA

B.Sc., Mineral Engineering, South Australian Institute of Technology

Current Occupation

Corporate director

Other Directorships

Gold Fields Limited

Accreditations and Memberships

Fellow, AusIMM Member, CIM

Member, Society of Mining Engineers of A.I.M.E. (USA)

Accredited Director (ICD.D)

BOARD AND COMMITTEE MEMBERSHIP

	2022 Meeting attendance	2022 Meetings attended (%)
Board of Directors	20 of 20	100
Compensation Committee	6 of 6	100
Technical Committee	8 of 8	100

ANNUAL MEETING VOTING RESULTS



Withheld 1.13%

2022

For 98.87%

EQUITY OWNERSHIP

OWNERSHIP REQUIREMENT		OWNERSHIP UNDER THE GUIDELINES	
Ownership requirement	Ownership requirement value	Total ownership value [1]	Meets ownership requirement
5 × annual retainer	$1,000,000	$1,719,289	Yes

Note:

(1) Based on the higher of the value at acquisition date or fair market value at December 31, 2022 (CDN$11.29). For more information on director equity ownership, see page 62.



Stephen Walker

Mr. Walker was elected to the Board of Directors in June 2022. He has over 37 years of experience in capital markets and the mineral resource industry. Prior to his retirement, he held varying roles in his 20 years with the Royal Bank, including Managing Director and Head of Global Mining Research from 2007 to 2020, Director of Canadian Equity Research from 2004 to 2006, and initially as a mining analyst. Mr. Walker also worked as a mining analyst for Richardson Greenshields and then Gordon Capital. Prior to working in the banking industry, Mr. Walker worked for 11 years as a geologist with Noranda Mines and Hemlo Gold in Canada. He holds a B.Sc., Geology, from Dalhousie University, an M.Sc., Geology, from the University of Western Ontario, and an MBA from Queens University. Mr. Walker is a member of the CFA Institute and the Canadian Institute of Mining and Metallurgy. He is currently on the Mining Association of Canada's Community of Interest Advisory Panel and on the Skycatch Inc. advisory board as a Capital Markets Mining Consultant.

Independent director since June 2022   **Resides** Ontario, Canada   **Age** 67

Areas of Expertise	Education	Other Directorships
Mining industry	MBA, Queen's University	None
Sustainability	M.Sc., Geology, University of Western Ontario	**Accreditations and Memberships**
Compensation	B.Sc., Geology, Dalhousie University	Member, CFA Institute
Human capital matters		PDAC member
Investment banking	**Current Occupation**	SME member
Corporate finance	Corporate director	
Geology		
Mergers & acquisitions		

BOARD AND COMMITTEE MEMBERSHIP

	2022 Meeting attendance [1]	2022 Meetings attended (%)
Board of Directors	13 of 20	**100**
Audit Committee	2 of 4	**100**
Technical Committee	4 of 8	**100**

ANNUAL MEETING VOTING RESULTS



Withheld 1.12%

2022

For 98.88%

EQUITY OWNERSHIP

OWNERSHIP REQUIREMENT		OWNERSHIP UNDER THE GUIDELINES	
Ownership requirement	Ownership requirement value	Total ownership value [2]	Meets ownership requirement [3]
5 × annual retainer	$500,000	$–	On track

Notes:

(1) Mr. Walker was appointed to the Board on June 9, 2022, and appointed to the Audit and Technical committees, effective June 9, 2022. He attended all meetings he was eligible to attend subsequent to his appointments.

(2) Excludes Mr. Walker's 2022 retainer compensation (CDN$81,044), taken in DUs, which has not been issued and will be issued in accordance with the plan.

(3) Mr. Walker's equity ownership requirement will become effective June 9, 2027.



John Webster

Mr. Webster was appointed to the Board of Directors in January 2015. He spent over 30 years with PriceWaterhouseCoopers LLP ("PWC") until his retirement in June 2014. His roles included eight years as Managing Partner in British Columbia, three years as Assurance Leader in Romania and Southeast Europe, and as leader of the firm's Mining Practice in Canada. He has extensive experience as an audit partner, and has provided advice to both venture capital and listed clients on large, complex transactions. Mr. Webster holds a B.A. (Hons.) in Economic and Social History from the University of Kent, and is a member of the Institute of Chartered Accountants in England and Wales. He is both a Fellow (2002) and a member of the Chartered Professional Accountants of British Columbia (1983). Mr. Webster also serves as the Chair of the board of Euro Manganese Inc.

Independent director since January 2015   **Resides** British Columbia, Canada   **Age** 68

Areas of Expertise	**Education**	**Accreditations and Memberships**
Human capital matters	B.A. (Hons.), University of Kent at Canterbury	ACA
Mining industry		Institute of Chartered Accountants in England and Wales
Accounting	**Current Occupation**	FCPA
Audit	Corporate director	FCA
Corporate finance		Chartered Professional Accountants British Columbia
Mergers & acquisitions	**Other Directorships**	Accredited Director (Acc. Dir., ICD.D)
Corporate governance	Euro Manganese Inc.	
Compliance		

BOARD AND COMMITTEE MEMBERSHIP

	2022 Meeting attendance	2022 Meetings attended (%)
Board of Directors	20 of 20	**100**
CGNC	4 of 4	**100**
Audit Committee	4 of 4	**100**

ANNUAL MEETING VOTING RESULTS



Withheld 1.41%
2022
For 98.59%

EQUITY OWNERSHIP

OWNERSHIP REQUIREMENT		OWNERSHIP UNDER THE GUIDELINES	
Ownership requirement	Ownership requirement value	Total ownership value [1]	Meets ownership requirement
5 × annual retainer	$500,000	$1,100,036	Yes

Note:

(1)   Based on the higher of the value at acquisition date or fair market value at December 31, 2022 (CDN$11.29). For more information on director equity ownership, see page 62.

Meeting Attendance

Directors attended 100% of our Board and committee meetings in 2022; all nine of our directors that have been nominated for election were elected by shareholders at the 2022 Annual Meeting.

Meeting In-camera

The Board and each of the committees meet without management and non-independent directors present (in-camera). In 2022, the Board held in-camera sessions at each of its 20 scheduled meetings. The Audit Committee and Corporate Governance and Nominating Committee ("CGNC") met four times, the Sustainability Committee met five times, the Compensation Committee met six times and the Technical Committee met eight times.

2022 Board and Committee Meeting Attendance

Director	Board meeting	Committee meetings				
		Audit	Compensation	CGNC	Sustainability	Technical
Carissa Browning [1]	20 of 20			3 of 4	4 of 5	
George Burns	20 of 20					
Teresa Conway [2]	20 of 20	4 of 4	6 of 6			
Catharine Farrow [2]	20 of 20		6 of 6		5 of 5	8 of 8
Pamela Gibson [2] [3]	20 of 20	2 of 4	3 of 6	4 of 4	5 of 5	
Judith Mosely [2]	20 of 20	4 of 4			5 of 5	
Steven Reid	20 of 20		6 of 6			8 of 8
Stephen Walker [4]	13 of 20	2 of 4				4 of 8
John Webster [2]	20 of 20	4 of 4		4 of 4		

Notes:

(1) Ms. Browning was appointed to the CGNC and Sustainability committees on February 24, 2022, and attended all meetings she was eligible to attend subsequent to her appointment.

(2) The following directors served as committee Chairs in 2022:
- Ms. Conway – Chair of the Compensation Committee
- Ms. Farrow – Chair of the Technical Committee
- Ms. Gibson – Chair of the CGNC
- Ms. Mosely – Chair of the Sustainability Committee
- Mr. Webster – Chair of the Audit Committee

(3) Ms. Gibson ceased to be an Audit Committee member on June 9, 2022, and joined the Compensation Committee effective June 9, 2022. She attended all meetings she was eligible to attend subsequent to her appointments.

(4) Mr. Walker was elected as director at the 2022 Annual General Meeting and appointed to the Audit Committee and Technical Committee on June 9, 2022. He attended all meetings he was eligible to attend subsequent to his appointments.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Area	Director
Cease trade orders – Has any proposed director, within the last 10 years, been a director, CEO or CFO of any company that was subject to a cease trade order (or an order similar to a cease trade order or an order that denied the company access to any exemption under securities law) that was issued while the person acted in that capacity or because of an event that occurred while the person acted in that capacity?	None
Bankruptcy – Has any director, within the last 10 years, · Personally, or · Been a director or executive officer of any company (including ours) that (while, or within a year of, the person acting in that capacity): become bankrupt, made a proposal under legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets or the assets of the nominated director?	None
Penalties and sanctions – Has any director or proposed director been subject to: (a) Any penalties or sanctions imposed by a court, securities regulatory authority, or entered into a settlement agreement with any securities regulatory authority, or (b) Any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director, since December 31, 2000?	None

Loans to Directors and Officers

We do not grant loans to our directors, officers or employees. As a result, we do not have any loans outstanding to them.

Directors' and Officers' Liability Insurance

We maintain insurance policies with regards to directors' and officers' liability. These policies have an annual limit of USD$120 million, and provide coverage for costs incurred to defend and settle claims against our directors and officers.

We paid premiums of USD$1,690,000 for the period November 1, 2022 to October 31, 2023. The policies have a deductible of USD$1,500,000 and are renewed annually.

Each director and officer has an individual indemnity agreement with us. This agreement indemnifies them from costs, charges and expenses they incur related to any civil, criminal, administrative, investigative or other proceeding they are involved with as a director or officer of Eldorado, provided certain conditions are met.

Environmental, Social and Governance

Eldorado is committed to integrating sustainability into our daily actions to help create long-term value for our shareholders and the communities where we operate. We are dedicated to the highest safety and environmental standards, establishing and maintaining good relationships with host communities and governments, and creating meaningful and lasting benefits for the people whose lives our operations touch. The information below highlights our environmental, social and governance ("ESG") program and policies, and environmental, social and governance initiatives. For more information on our approach, please see our Sustainability Report on our website (sustainability.eldoradogold.com).

Sustainability

We are committed to building "sustainability from the ground up," which means we consider sustainability in everything we do, from exploration to closure to our relationships with customers, communities, investors and other stakeholders, and share this responsibility from mine site employees to our Board and executive team. Our Company values of collaboration, courage, integrity, drive and agility provide a meaningful foundation to this approach and form the basis of our sustainability framework. Our framework is supported by our management system, consisting of a suite of sustainability policies, our Sustainability Integrated Management System ("SIMS"), and site-level guidance and procedures.


Our Vision
To build a sustainable, high-quality business in the gold mining sector.
Our Sustainability Framework
We will incorporate sustainability from the ground up to deliver on our commitments of safe, inclusive and innovative operations, engaged and prosperous communities, responsibly produced products, and healthy natural environments.
Our People
Our Values
Our Strengths
Our Stakeholders

Our Commitments

Safe, inclusive and innovative operations
Fostering safe and inclusive workplaces that value diversity, personal growth and innovation

Engaged and prosperous communities
Working with our communities in a spirit of mutual respect to grow local economies and deliver lasting opportunities

Responsibly produced products
Demonstrating respect for human rights and delivering conflict-free, responsibly produced gold

Healthy environment now and for the future
Taking care of our environment through industry-leading practices and technology

Sustainability Governance



Board — Our Board of Directors has ultimate responsibility for oversight of governance and sustainability matters. The Board works with senior management to set long-term goals, develop strategy and monitor Eldorado's progress toward achieving its goals, while providing independent and objective advice.

Sustainability Committee — The Sustainability Committee oversees our policies, programs, practices and disclosures in the areas of environment, tailings management, sustainable development, climate change, health and safety, social performance, community relations, human rights and security.

President & CEO/ EVP & COO — Accountability for social, environmental, and health and safety performance rests with our President & CEO, along with our Executive Vice President & COO, who provide quarterly updates to the Sustainability Committee on various sustainability-related matters. The Executive Vice President & COO provides oversight through regular reporting on sustainability-related matters from corporate sustainability and Mine General Managers and Country Vice Presidents & General Managers.

Working Team — Senior Director, Sustainability and site General Managers, along with the site teams, are responsible for delivering on and adhering to our sustainability framework through the implementation of Eldorado's sustainability policies and SIMS.

Highlights from 2022 include:

- Recognized as one of Canada's Best 50 Corporate Citizens by Corporate Knights
- Eldorado's first internal SIMS Compliance Audit was completed at Lamaque and an independent third party provided external verification of MAC-TSM minimum Level A or Yes results across all performance indicators and limited assurance of conformance to RGMP Year 2 requirements
- 56% of our Board of Directors are women and 11% are other designated groups, exceeding our aspirational targets set in Eldorado's Diversity Policy
- Adopted a Global Respectful Workplace Policy that outlines Eldorado's commitments and expectations for a physically and psychologically safe work environment that is free from harassment, discrimination and workplace violence

Eldorado has a full suite of sustainability policies, covering health and safety, environment, social performance and human rights. These policies are in line with our internal commitments in SIMS and embody the commitments in our sustainability framework more formally.

The policies address key obligations to external standards and recognized best practices, including Responsible Gold Mining Principles, Towards Sustainable Mining, ISO, UNGC and more. We review our policies annually, as per SIMS. Our approach involves concepts such as:

Health and safety – Building a stronger culture of safety through empowerment and proactive risk management and collaboration, while remaining focused on measurable and continuous improvement

Environment – Implementing a climate change strategy, exploring low-carbon technologies and renewables, and establishing environmental objectives and targets for continuous improvement

Human rights – Respecting all human rights and not causing or contributing to human rights abuses or conflict through our operations and supply chains by undertaking a risk-based approach, with specific focus on vulnerable populations

Social performance – Managing our social impacts through engagement and a risk-based approach, seeking to avoid or mitigate adverse impacts and provide meaningful benefits to local communities

The policies can be read in full on our website (www.eldoradogold.com/about-us/governance/).

Sustainability Highlights Timeline

2022
- Eldorado is named one of Best 50 Corporate Citizens in Canada by Corporate Knights
- Undergoes its first internal SIMS Compliance Audit with independent assurance at the Lamaque mine, which includes first TSM external verification

2021
- Publishes its Year 1 Responsible Gold Mining Principles Report
- Adopts a Social Performance Policy
- Formally begins to implement Voluntary Principles on Security and Human Rights across all operating mines
- Launches its climate change strategy and announces its inaugural GHG emissions target published in its first Task Force on Climate-related Financial Disclosures ("TCFD") aligned Climate Change & GHG Emissions Report
- Establishes an Independent Tailings Review Board

2020
Develops its global sustainability framework and SIMS

2019
Aligns its annual Sustainability Report with Sustainability Accounting Standards Board ("SASB"): Metals and Mining Standard

2016
- Adopts a Human Rights Policy
- Becomes signatory to the United Nations Global Compact

2013
Adopts the World Gold Council's Conflict-Free Gold Standard and publishes its first Conflict-Free Gold Report

2012
- Publishes first annual, Global Reporting Initiative ("GRI") aligned Sustainability Report for 2011
- Begins participating in the Carbon Disclosure Project ("CDP")
- Becomes signatory to the International Cyanide Management Code

2011
Adopts an Environmental Policy and a Health and Safety Policy

2004
Implements Code of Ethics and Business Conduct

Social

Communities

We strive to create social and economic capital through all of our community programs. Investing in the future of our communities is core to our belief that mining can help to enrich lives and build vibrant communities.

In 2022, we continued with our efforts in supporting the health and well-being of local communities during the COVID-19 pandemic as well as various other initiatives in each of our jurisdictions. Examples of contributions made over the course of the year are noted below:

Community Investment Highlights

Kışladağ, Türkiye

- Continued contributions toward improved quality of education through provision of school materials, maintenance of critical community infrastructure, such as water supply lines to local villages, and promotion of cultural heritage through traditional festivals in the towns of Eşme and Ulubey

Efemçukuru, Türkiye

- Developed and began implementation of the "Productive Women, Strong Futures" project, which aims to address historical socio-economic barriers and advance gender equality and economic empowerment of local women through education and entrepreneurship

Lamaque, Canada

- Continued large-scale and long-term partnerships, such as the construction of an outdoor ice rink, to support sports development opportunities for youth
- Supported the Maison de la Famille de Val-d'Or to acquire a new property and to improve services offered to families, including newcomers
- Contributed significantly to the KIZIS project to support youth education and health in the Anishnabe Nation of Lac-Simon and the community of Kitcisakik

Kassandra Mines, Greece

- Contributed to large-scale community infrastructure projects such as road networks, extended our support for the EduAct program to deliver STEM workshops across local communities, and made significant donations of vehicles, equipment and resources to municipal departments and local organizations, including waste collection, firefighting, and wildfire monitoring by the Aero-Club of Thessaloniki

Human Capital Management

The Board believes that attracting, developing and retaining diverse talent globally is vital to Eldorado's long-term success. The CGNC, in conjunction with the Board, is responsible for oversight of human capital management ("HCM"). The CGNC's oversight responsibilities include oversight of our Company's culture and HCM strategies as illustrated below.



CGNC Oversight of Human Capital Management

Employee engagement · Culture, values and leadership · Integrity and compliance · Executive succession planning and development · Diversity and inclusion · Organizational learning · Workforce analytics

HCM strategies are discussed and monitored quarterly with in-depth discussions on executive succession management annually. More details on our approach to strengthening culture, leadership and inclusive diversity across Eldorado can be found on page 33.

Executive Succession Planning

Executive succession planning forms an important component of HCM, and our Board views ensuring we have the appropriate management in place to execute our long-term strategy as one of our most important responsibilities. The Company has a formal development and succession plan for senior management positions in place, and it is reviewed on an ongoing basis, and at least annually, by the CGNC and the full Board. In April 2022, the Board met to review the executive succession plan for the CEO and other senior management positions.

At this session, the formal succession plan is reviewed in detail and includes:

- Profiling candidate assessments, considering both external and internal candidates
- Processing and timeline, including candidate readiness: ready now, ready in one year, ready in three to five years, ready in over five years
- Emergency designates for each of the senior executives
- Succession development planning for the CEO and senior executives
- Leadership pipeline and development for the next generation of leadership
- Diversity and inclusion initiatives, and how we can increase representation from among other designated groups as defined in our Diversity Policy

Diversity and Inclusion

We believe diverse and inclusive boards and teams are a source of competitive advantage. Decisions about people – including who to hire or promote, or which entities to partner with – are among the most critical business decisions we make. These decisions involve finding people and partners with the necessary skills, knowledge, experiences, and other attributes required for the work ahead. In mining, those skill sets are often very specialized, so cognitive diversity is paramount to achieve our vision to build a sustainable, high-quality business in the gold sector.

Because a culture of inclusion starts with the tone at the top, in 2020, we initiated a global leadership pathway for Eldorado's top leaders at operating sites and corporate to set a firm foundation for inclusion. This pathway is part of a multi-year leadership development program focused on habit formation underpinned by neuroscience. In 2021, we continued our journey focusing on the neuroscience of speaking up and unconscious bias. Consistent with our core value of courage, encouraging a culture that speaks up is critical for sharing ideas, improving decision-making, voicing safety first and challenging behaviour. Understanding the prevalence of unconscious bias in being human and creating common language to help label, mitigate, and engage for better quality people and business decisions is paramount to our success. By exploring these topics with our global leadership team, we continue to strengthen our culture of inclusion and set a consistent tone.

Other Key Human Capital Initiatives in 2022

- Completed Phase 2 of our inclusion survey in Greece
- Executing on our inclusive-diversity roadmaps
- Built a global listening strategy to understand employee experiences more regularly
- Embedded accountability for inclusive diversity at site by formalizing it in our SIMS
- Developed a Global Respectful Workplace Policy for Eldorado as an extension of our Code of Ethics & Business Conduct and Human Rights policies
- Progressed the next phase of our global leadership development pathway

As We Move into 2023, Momentum Will Continue

- Continue to evolve Global Respectful Workplace Policy, including worker voice/grievance mechanism training and onboarding integration
- Embed respectful and inclusive workplace protocols within SIMS
- Complete a Global Engagement Survey

Key Diversity Milestones

2022
56% of our Board of Directors are women and 11% are other designated groups, exceeding our aspirational targets

2021
Updated Diversity Policy to reflect representatives of designated groups including women, Indigenous peoples, people with disabilities, visible minorities and the LGBTQIA2S+ community

2020
Gender parity at the Board level is achieved

2019
30% Club Canada target incorporated into Diversity Policy

2018
- First Diversity Policy
- Eldorado joins 30% Club Canada signalling its intention to achieve better gender representation at the Board and senior management levels
- Second female director joins the Board

2014
First female director appointed to the Board

Our updated Diversity Policy ensures that the CGNC, which is responsible for recommending director nominees to the Board, will consider director candidates on merit, based on a balance of skills, background, experience and knowledge. In identifying the highest-quality directors, the CGNC considers identity diversity and cognitive diversity, with a view to ensuring that the Board benefits from a broader range of perspectives and relevant experience.

As unconscious bias can adversely impact members of other designated groups in the selection process, we endeavour to mitigate bias by:

- Directing third-party recruiters to include at least 50% of candidates from the designated groups, and use blind recruitment techniques
- Ensuring the shortlist to be interviewed includes a balanced number of candidates representing members of designated groups

As part of our Board renewal process and senior management succession planning, our Board of Directors and senior management:

- Survey the Board and senior management team to self-identify among one (or more) of the designated groups
- Review the number of individuals in designated groups on the Board and in senior management positions
- Consider opportunities to enhance diversity from designated groups at the Board and senior management levels aligned with our Diversity Policy

Our Diversity Targets

	Women		Other designated groups [1]	
	Target (%)	Time frame	Target (%)	Time frame
Board of Directors	Maintain 30	Already met	10	Already met
Senior management	30	Year-end 2023	10	Already met

Note:

(1)   Given the size of our Board and senior management group, we have not set individual targets for each of the categories under the other designated groups, but have set an overall percentage of 10% from other designated groups for each of the Board and senior management.

Our Board and Senior Management Diversity Policy can be found on our website (www.eldoradogold.com).

Board of Directors

Below is a summary of representation on our Board for women and for other designated groups.

As of April 10, 2023:

Total of nine directors
- **Women:** 5 of 9 (56%)
- **Indigenous peoples:** 1 of 9 (11%)
- **Persons with disabilities:** 0 of 9 (0%)
- **Visible minorities:** 0 of 9 (0%)
- **LGBTQIA2S+ community:** 0 of 9 (0%)

Following the 2023 AGM, assuming shareholders elect all our director nominees, our Board will continue to have 56% women, exceeding our target of 30%. Currently, one of our director nominees identifies as other designated group, and we have met our aspirational target of at least an additional 10% of the Board to be represented by one or more designated groups (beyond women).

Senior Management Including Named Executive Officers, Senior Vice Presidents and Vice Presidents

Below is a summary of representation in senior management positions within the Company for other designated groups.

As of April 10, 2023:

Total of 15 persons in senior management
- **Women:** 3 of 15 (20%)
- **Indigenous peoples:** 1 of 15 (7%)
- **Persons with disabilities:** 0 of 15 (0%)
- **Visible minorities:** 2 of 15 (13%)
- **LGBTQIA2S+ community:** 0 of 15 (0%)

With respect to representation across designated groups, including consideration for intersectionality, as a whole, 6 of 15 (40%) individuals of our senior management team self-identify with one or more designated groups, relative to our target of 40%. Although we have met the target of at least an additional 10% of our senior management team to be represented by one or more designated groups (beyond women), we have not met our aspirational target of 30% women.

Governance

Governance is an integral part of our overall ESG strategy, which the Board, together with the CGNC, oversees. We recognize the value of good governance practices, are committed to the highest standards of legal and ethical conduct, and believe in the importance of full, accurate, clear and timely disclosure, and communicating openly with our stakeholders.

We comply with Corporate Governance Guidelines and disclosure standards that apply to Canadian companies listed on the TSX as well as with corporate governance standards that apply to us as a foreign private issuer listed on the NYSE and registered with the SEC. As a foreign private issuer, we follow home-country practices in lieu of certain provisions of the NYSE and SEC. The ways in which our corporate governance practices as a foreign private issuer differ from those followed by domestic companies are disclosed on our website (www.eldoradogold.com/about-us/governance).

In 2022, we continued our focus on the following key governance areas:

- Enhanced oversight of the Company's HCM
- Executive succession planning
- A commitment to diversity and inclusion
- A refresh of our compliance policies and employee training, including the formal addition of Chief Compliance Officer to the EVP and General Counsel role

Our Code of Ethics and Business Conduct (the "Code") and our Anti-Bribery and Corruption Policy were also updated, and can be found on our website www.eldoradogold.com. For further information on these items, please refer to the sections below.

Ethical Business Conduct

Our Code of Ethics and Business Conduct is designed to promote integrity and deter wrongdoing by setting out the legal, ethical and regulatory standards we follow in all of our activities. The Code applies to our directors, officers, employees and contractors, and it reinforces our commitment to ethical business conduct. Complying with the Code and maintaining high standards of business conduct are mandatory, and the Board relies on the oversight of our internal controls to monitor compliance with the Code.

The Code addresses the following key areas:

- Promoting a workplace that is free from discrimination and harassment based on race, colour, religion, sex, age, national origin, disability, sexual orientation or other factors
- Handling conflicts of interest, including transactions and agreements where a director or executive officer has a material interest
- Protecting and properly using our corporate assets
- Keeping our corporate information confidential and providing for securities-trading restrictions in appropriate circumstances
- Treating our security holders, customers, suppliers, employees and competitors fairly and ethically
- Complying with laws, rules and regulations
- Reporting any illegal or unethical behaviour without fear of retaliation

Directors, officers, employees and contractors must read the Code when they join the Board or start working for us.

The Code is reviewed annually and updated to provide continued compliance with our business principles, which form the foundation of how we do business everywhere we operate.

The Code is posted in all of our offices and operations. It is also available on our website (www.eldoradogold.com), the SEDAR website (www.sedar.com) and by contacting our Corporate Secretary.

We also conduct training on our Code of Ethics across the Company and have built out a compliance function with resources at all of our sites and in each of our jurisdictions of operation.

The Board monitors compliance with the Code. Quarterly reports are provided to the Audit Committee on activities related to any whistleblower reports while the CGNC receives regular updates on compliance training for employees. Each director and officer is required to review the Code and sign off annually to confirm that they understand the Code and have complied with it. The Board has not granted any waivers of the Code and no material change reports have been filed that pertain to any conduct of a director or officer that would constitute a departure from the Code. Our independent Board members will also consider any transactions or agreements in which a director or officer of Eldorado has a material interest. The independent Board members will review and approve all such transactions.

Whistleblower Policy

As part of the Code, we adopted a Whistleblower Policy, so that any director, officer or employee can confidentially report any concerns about our financial statements, accounting practices or internal controls, or any suspected or known illegal behaviour that violates laws, government regulations or our Code.

Reports can be made anonymously over our whistleblower hotline to:

EthicsPoint

www.eldorado.ethicspoint.com (Click "File a new report")
t: 1 866 384 4277

Chair of the Audit Committee
John Webster
c/o 550 Burrard Street, 11th Floor, Vancouver, BC, V6C 2B5
e: john.webster@eldoradogold.com

Executive Vice President, General Counsel and Chief Compliance Officer
Frank Herbert
550 Burrard Street, 11th Floor, Vancouver, BC, V6C 2B5
t: + 1 604 601 6692
e: frank.herbert@eldoradogold.com

All reports are taken seriously and addressed immediately by the Chair of the Audit Committee and the members of our Legal and Compliance team. They will discuss the report and determine an appropriate action, which can include an internal or external investigation, and the appropriate response, which can include implementing corrective action and preventative measures as necessary.

Reports can be filed in any language. EthicsPoint will translate a report into English and send it to the Chair of the Audit Committee, Executive Vice President, General Counsel and Chief Compliance Officer, and the Company's Internal Auditor for appropriate follow-up.

The whistleblower hotline is tested periodically as part of Eldorado's internal control procedures.

If someone is acting in good faith in reporting any violations of the Code to the Company, we will not condone any retaliation against a director, officer, employee or contractor of our affiliates or subsidiaries.

Anti-Bribery and Corruption Policy

Eldorado is committed to maintaining the highest ethical and legal standards. We use our best efforts to comply with both the legislation and spirit of the growing body of international anti-bribery and corruption laws and to prevent actions that result in breaches of legislation and the appearance of impropriety. The Company has implemented an Anti-Bribery and Corruption Policy ("ABC Policy") designed to provide guidance, training and tools to Eldorado's directors, executives, senior officers, management, employees, consultants, contractors and advisors, so that all parties understand their obligations to the Company and in the countries and regions where we operate and report.

The ABC Policy prohibits offering, promising, giving or authorizing the giving of anything of value to any person, including a government official, in an attempt to influence them through bribery in any form, and it prohibits any Eldorado party from accepting any such bribe in order to provide an improper advantage.

We expect all those parties who represent Eldorado to be vigilant and maintain their knowledge about the corruption risks that the Company faces in our business units and jurisdictions where we report.

Directors and officers must read the ABC Policy when they join the Board or start working for us. They must acknowledge that they understand the ABC Policy and attest to their compliance annually.

We also conduct training on our ABC Policy across the Company and have built out a compliance function with resources at all of our sites and in each of our jurisdictions of operation.

A copy of our ABC Policy is available on our website (www.eldoradogold.com).

Insider Trading Policy

Our Insider Trading Policy prohibits insiders (including officers, directors, contractors and employees of the Company) from purchasing or selling the Company's securities (or related financial instruments) while having access to undisclosed material information about the Company. Insiders are also prohibited from informing other persons of any undisclosed material information about the Company.

Anti-Hedging

The hedging of shares or related financial instruments by directors or officers is prohibited under the terms of our Insider Trading Policy. A copy of our Insider Trading Policy can be found on our website (www.eldoradogold.com).

About the Board

Our Board of Directors oversees management which is in turn responsible for the day-to-day conduct of our business.

The Board is responsible for acting in good faith in the Company's best interests, exercising care, diligence and skill in carrying out its duties and responsibilities, and for meeting its obligations under the Canada Business Corporations Act ("CBCA"), our articles and our by-laws, and any other relevant legislation and regulations governing our business.

The Board will carry out this responsibility purposefully in accordance with: (i) the Company's vision to build a safe, sustainable, high-quality business in the gold mining sector, creating value today and for future generations; (ii) the Company's corporate strategy focus areas including People and Capabilities, Safety and Sustainability, Operational and Project Excellence, and Financial Strength and Returns; and (iii) the Company's global sustainability framework for responsible mining that includes commitments to safe, inclusive and innovative operations; engaged and prosperous communities; responsibly produced products; and a healthy environment, now and for the future.

Duties and Responsibilities

The Board works with management throughout the strategic planning process to establish long-term goals, and is responsible for monitoring our progress in achieving our corporate strategy.

We have a highly engaged Board that takes an active role in:

- Assessing and monitoring internal systems for managing the risks inherent in our business
- Overseeing the establishment of our standards of ethics, risk management, succession planning, compliance with applicable laws and regulatory policies, financial practices, disclosure and reporting
- Overseeing our culture, practices and procedures on health and safety
- Overseeing our ESG strategy including initiatives, practices and procedures relating to the environment, community relations and HCM, and governance

The Board has adopted written Terms of Reference that describe its responsibility for stewardship, including:

- Being satisfied with the integrity of the CEO and other executive officers and their effort in creating a culture of integrity throughout the organization
- Adopting a strategic planning process, and approving the strategic plan at least once a year, including addressing the opportunities and risks of our business, among other things
- Identifying the principal risks of our business and overseeing the implementation of appropriate systems for managing these risks
- Overseeing our succession planning, including appointing and monitoring the development of senior management
- Overseeing our internal control and management information systems
- Overseeing the development of our approach to corporate governance, including specific governance principles and guidelines for the Company
- Overseeing the development of a process for receiving feedback from shareholders and holders of other securities
- Adopting a description of the expectations and responsibilities of directors, including preparing for meetings and meeting attendance

What We Expect of Our Directors

When elected to our Board, we expect our directors to commit their time and expertise, act with integrity, and be good collaborators for the benefit of the Company and its stakeholders.

Directors are responsible for understanding the roles and responsibilities of the Board as a whole and their individual role as director, as mandated in the Terms of Reference and the Code.

Directors receive a comprehensive orientation when they join the Board, so that they understand its role and the role of the committees, the contribution we expect of each director, and the nature and operation of our business. They are responsible for maintaining continued familiarity with Eldorado's activities and building relationships with senior management.

Position Descriptions

The Board has developed Terms of Reference for the Chair of the Board and its committees. These Terms of Reference are reviewed annually to confirm we comply with corporate governance regulations and guidelines set by securities regulators and the stock exchanges on which we are listed.

The Board has also created and approved a position description for the CEO that is reviewed annually by the Compensation Committee, in combination with the President & CEO performance evaluation.

The Board's Terms of Reference, as attached in Schedule A: Terms of Reference for the Board on page 118, together with the Terms of Reference for the Chair of the Board and of our five standing Board committees are available on our website (www.eldoradogold.com) or by contacting the Corporate Secretary.

Director Independence

The Board considers a director "independent" if they have no direct or indirect material relationship that the Board believes could reasonably be perceived to materially interfere with the exercise of independent judgement in accordance with National Instrument 58-101 and the independence requirements of the NYSE, and as recommended by Institutional Shareholder Services ("ISS").

The CGNC considers the relationship of the Company to each of the directors, and has determined that eight of the nine director nominees are independent. Mr. Burns is not independent, as he is considered to have a material relationship with the Company in his position as President & CEO.

Independent Chair and Board Committees

The Chair of the Board is independent. Our five standing Board committees consist entirely of independent directors.

Director Succession Planning and Board Renewal

The Board has a proactive and robust succession-planning process for directors. The CGNC is responsible for identifying and recommending director candidates for election to the Board at each annual meeting or to fill vacancies on the Board. Director candidates are assessed on their individual qualifications, experience, diversity and expertise as well as their integrity, professionalism, values and independent judgement.

The CGNC uses a matrix to identify areas the Board feels are necessary in fulfilling its duties and responsibilities in overseeing our strategic direction, management and the Company's affairs. This skills matrix is updated regularly, reviewed annually, and used as a reference tool for continual assessment. The current skills matrix for our director nominees is detailed on page 42.

As part of its director succession planning, the CGNC:

· Sets aside time at regularly scheduled meetings to discuss the Board's current mix of skills, experience and competencies, to help identify the skill sets and individuals that will enhance the proficiency and effectiveness of the Board

· Engages an independent third party to assist with identifying individuals they consider candidates for election to the Board who meet the established criteria and who have sufficient time available to devote to Eldorado's affairs (see page 44 for information on overboarding). In line with our Diversity Policy, third-party recruiters are directed to include at least 50% of their candidates comprised from designated groups and to incorporate blind-recruitment techniques, where possible

· CGNC then proposes a short list of director candidates for consideration

· Potential nominees then undergo an interview and approval process managed by the CGNC. All directors and executive officers have the opportunity to participate in the interview process

· CGNC puts forward the final list of director nominees for Board approval

Director Nomination Review Process

The chart below summarizes our annual review process undertaken in nominating director candidates.

Review
corporate goals:
where are we as
a company?

Assess
current Board's
mix of skills,
experience and
competencies for
potential gaps

Identify
skills, experience
and competency
areas that need
development

Nominate
new director
candidates based
on review

As part of the Board-succession process in 2021, the CGNC engaged an independent third-party consulting firm to help identify, evaluate and conduct due diligence on potential director candidates. The CGNC assessed the director candidates and identified a short list of appropriate individuals for the Board's further consideration. An extensive interview process was undertaken with the candidates resulting in the appointment of Carissa Browning to the Board on January 1, 2022, and Stephen Walker as a director nominee for our 2022 Annual Meeting.

With the addition of two new directors at our 2022 AGM, the Board undertook an in-depth review of the current skills and competencies of the Board mid-year and determined that no further director nominees would be put forward at our 2023 AGM.

All nine of our director nominees (as noted below) were elected or appointed within the last 10 years.

- Steven Reid, May 2013
- Pamela Gibson, September 2014
- John Webster, January 2015
- George Burns, April 2017
- Teresa Conway, June 2018
- Catharine Farrow, April 2020
- Judith Mosely, September 2020
- Carissa Browning, January 2022
- Stephen Walker, June 2022

 **Over 88% of our independent director nominees have tenure of nine years or less.**

Director Nominee Skills Matrix

	Carissa Browning	George Burns	Teresa Conway	Catharine Farrow	Pamela Gibson	Judith Mosely	Steven Reid	Stephen Walker	John Webster
Relevant industry skills									
Mining industry		✔		✔	✔	✔	✔	✔	✔
Sustainability	✔	✔	✔	✔	✔	✔	✔	✔	
Engineering		✔					✔		
Geology				✔				✔	
General business skills									
Accounting			✔						✔
Compensation			✔	✔	✔		✔	✔	
Human capital matters	✔		✔	✔	✔		✔	✔	✔
Corporate governance/ Compliance	✔		✔	✔	✔				✔
Finance			✔	✔	✔	✔		✔	✔
Investment banking	✔					✔		✔	
Legal	✔				✔				
Mergers & acquisitions	✔	✔		✔		✔	✔		✔
Diversity profile									
Location	Canada	Canada	Canada	Canada	U.K.	U.K.	Canada	Canada	Canada
Age	49	63	65	58	69	58	67	67	68
Gender	F	M	F	F	F	F	M	M	M
Tenure (years)	1	6	4	2	8	2	9	0	8

Board Evaluation and Assessments of Individual Directors

As part of our Board-evaluation process, the CGNC, which is responsible for the review and recommendation to the Board regarding the appropriate methodology of the assessment, engages a third-party advisor to externally facilitate an independent in-depth evaluation of the Board and its committees. We have engaged Tekara Organizational Effectiveness Inc. to facilitate this process on behalf of the Board, with the goal of enhancing its effectiveness as a Board and with senior management. This enhanced Board-evaluation process follows a two-year cycle as outlined below. In 2022, we undertook individual director evaluations as part of a deeper Board evaluation.

The first part of the process consisted of interviews with individual Board directors. Interviews explored the Board, individual directors and then each committee. This qualitative feedback provided for examples and experiences to be shared along with their expectations and recommendations. The performance of Board and committee Chairs was also sought.

The second part consisted of a short, focused questionnaire, which was administered to benchmark and inform the progress from 2021.

Upon completion, the data and feedback from the directors and senior management were reviewed, analyzed and summarized in a written report. The report was then reviewed with the Board Chair and the Chair of the CGNC prior to being shared with the Board as well as each director individually. Presentations were made to the Board and management for discussion and actions to be taken. Each set priorities and made continuous improvement adjustments.

Additionally, internal evaluations were held for each committee to ensure that committee meetings and practices are effective and that each committee fulfilled its responsibilities under their respective Terms of Reference.





This Board-evaluation process will continue to be administered externally and as outlined above.

During 2023, the focus will be on the Board as a whole and individual committee performance.

Feedback Incorporated over the Past Three Years

- Board working group reviewed and implemented enhancements to the Board processes and communication with senior management
- Conducted year-round planning for director succession and Board refreshment, including a review and analysis of the skills, attributes and expertise preferred for future Board nominees. This led to the addition of four new directors with diverse skills and backgrounds.

- Rotated committee Chairs, with Ms. Conway chairing the Compensation Committee, Ms. Mosely chairing the Sustainability Committee, and Ms. Farrow chairing the Technical Committee
- Strengthened Board oversight on:
  - Strategic planning
  - Enterprise Risk Management ("ERM") at the operational and corporate levels
  - Cybersecurity
  - Crisis management
  - Sustainability

Overboarding: Serving on Other Boards

Some of our directors serve on the boards of other public companies in Canada or another country or jurisdiction. See the director profiles starting on page 17 for information on each director.

A director must submit notification to the Chair of the Board and the Chair of the CGNC prior to joining another board. The CGNC will make an assessment to determine when a conflict of interest is considered to exist, and the director would be notified of the assessment results.

Directors are considered overboarded if they sit on a number of boards that could result in excessive time commitments and an inability to fulfill their duties. The CGNC and the Board will consider the nature of and time involved in a director's service on other non-public company boards or other organizations when evaluating the suitability of director nominees and making recommendations to Company shareholders for election.

The Board has provided further clarity on this in our Corporate Governance Guidelines, and has mandated that without written approval from the Chair of the Board:

i) No director may serve on more than four public company boards (including the Company's Board) and no member of the Audit Committee may serve on more than three public company audit committees (including the Company's Audit Committee)

ii) No director who serves in the position of CEO, or an equivalent position at a public company, may serve on more than two public company boards (including the board of the company where they serve as CEO)

Further, any Audit Committee member's service on over three public company audit committees will be subject to the Board's determination and written approval that the member is able to effectively serve on the Company's Audit Committee. This determination will be disclosed in the Company's Management Proxy Circular.

None of our directors is considered overboarded.

Term Limits

The Board does not believe that the overall length of service an individual serves as a director should be mandated. Directors who have served on the Board for an extended period can provide valuable insight into the operations and future of the Company, given their experience with and knowledge of the Company's history, policies and objectives. The Board believes that, as an alternative to term limits, assurance that the Board continues to evolve and adopt new perspectives can be gained through a robust evaluation and board-renewal process described in our Corporate Governance Guidelines and our Diversity Policy.

Independence Review of Long-standing Directors (over 10 Years)

While we believe our long-standing directors add value, having independent directors is an essential requirement of effective corporate governance. If an independent director is nominated to serve beyond 10 years, the Board will undertake a formal review to evaluate that director's continued independence as defined under the applicable TSX and NYSE criteria, and consider other relevant facts and circumstances. The independence determination will be disclosed in the Company's Circular.

In May 2023, Mr. Steven Reid, one of our nominee directors, will have served on our Board for 10 years. In accordance with our Corporate Governance Guidelines, the Board undertook a review to make a determination on his continued independent status. While Mr. Reid continues to meet the independence requirements under the applicable TSX and NYSE criteria, the Board also considered other factors, including:

- The overlap and interaction with management, which can lead to more cohesiveness between independent directors and management, resulting in agreement and consensus, which may prevent independent directors from critically challenging management; and
- The relevance of Mr. Reid's extensive technical mining expertise and his experience across a broad range of corporate transactions, which enable him to critically assess and challenge management and the Board in these key areas.

As a result, the Board has determined that it considers Mr. Reid an independent director. None of our other director nominees for consideration at the 2023 Annual Meeting have served more than 10 years.

Retirement Age

Our Board has established a retirement threshold for directors, which is at the end of the annual meeting following their 73rd birthday. The Board, however, has discretion on extending a director's retirement age, if it considers that such an extension is in the best interests of the Company.

None of our directors has reached the retirement age.

Orientation and Continuing Education

Our orientation process familiarizes new directors with our business, including the role of senior management; our exploration, development and operation activities; the role of the Board and Board committees; and our expectations of individual directors. Directors receive monthly reports from management and in-depth reports at quarterly Board meetings, attend annual presentations by our international senior management, and visit our sites to experience our operations, development and exploration projects first-hand.

The Board is also responsible for ensuring that directors are provided with continuing education opportunities. While the CGNC, along with management, organizes education sessions on topics of interest or concern to directors, the Board believes that each director should remain abreast of developments in their area of expertise and commit to continuing education. To support this, we provide financial assistance to directors who attend externally organized educational sessions, seminars or conferences as well as membership in the Institute of Corporate Directors ("ICD").

During 2022, our Board attended a total of two internally organized education sessions (as highlighted in green in the chart on the following pages) and numerous external sessions including 12 Board education sessions, three compensation-related sessions, 32 ESG-related sessions, 11 financial-related sessions, one global outlook session, 10 industry-knowledge sessions, two mining industry conferences, and other programs individually sponsored by a variety of organizations across a broad range of topics as illustrated in the chart on the following pages.

Category	Date (2022)	Subject	Attendees	Presented by
Board Education	January 27	Top Priorities for Boards in 2022 Webcast	Gibson	EY
	February 8	Whistleblowers; Best Practices in a New Regime Webcast	Gibson	The Corporate Counsel
	May 5	ICD Online Conference – Governing with Courage	Reid	Institute of Corporate Directors
	May 5	ICD National Directors Conference – Globalization: Still a Good Thing	Conway	Institute of Corporate Directors
	May 11	Cyber Risk Oversight	Conway	Institute of Corporate Directors
	May 17	How Changing Board Oversight of Talent, Strategy & Risk Can Lead to Long-term Value Webcast – Discussion focused on the book co-authorized by Bill McNab, former Chair/CEO of Vanguard – "How Investors & Boards are Redefining TSR"	Gibson	EY
	May 19	Technology and the Board	Conway	Deloitte
	June 21	CPAB's Mining Industry Forum	Conway	CPAB
	June 21	Chair of the Future	Conway	Deloitte Global Boardroom
	October 25	Navigating the Changing Governance Landscape	Gibson	PwC
	November 15	The Future Is Faster Than You Think	Conway	Deloitte 360
	December 29	Tackling the Evolution of Change	Conway	Deloitte 360
Compensation	April 14	Unique Human Resources Issues in Mining Operations	Farrow	Osgoode Mining Law Program Day 1 – Jakibchuk (Cassels) & Ower (ELD)
	June 1	Emerging Trends in Executive Compensation and ESG	Gibson	Hugessen
	August 1	Expansion of Compensation Oversight	Conway	Meridian
ESG	January 19	Emerging Trends in Climate Litigation	Farrow	Women in Mining Toronto – Kimberly Potter (Faskens)
	January 20	Sustainable Production and Consumption	Mosely	Cambridge University Centre for Sustainability Leadership
	February 2, 16 and March 2	Board Oversight of Climate Change (Modules I, II and III)	Farrow	Institute of Corporate Directors
	February 17	The Time Is Now; Get Ready for the Intersection of ESG and Financial Reporting Webcast	Gibson	PwC
	February 18	Organisational Culture and Practices	Mosely	Cambridge University Centre for Sustainability Leadership
	March 4	Co-operation, Collaboration and Partnerships in Sustainability	Mosely	Cambridge University Centre for Sustainability Leadership

Category	Date (2022)	Subject	Attendees	Presented by
ESG (continued)	March 8	Climate Resolutions for 2022	Conway	Deloitte
	March 17	What's Next in ESG Webcast	Gibson	PwC
	April 3 to 9	Sustainability Leadership Masters Programme	Mosely	Cambridge University Centre for Sustainability Leadership
	April 12	Parsing the SEC's New Climate Disclosure Proposal Webcast	Gibson	The Corporate Counsel
	April 14	Framework for Understanding Mineral Rights	Farrow	Osgoode Mining Law Program Day 1 – Bourassa (Faskens) & Abouchar (Willms & Shier)
	April 14	Occupational Health & Safety Legal Issues in Mining	Farrow	Osgoode Mining Law Program Day 1 – Parent (Workplace Safety North)
	April 20	ESG 101	Conway	BMO Webcase with Doug Morrow
	April 26	Greece Power Supply	All directors	Eldorado Gold Corporation – Buddy Crill
	May 19	Spotlight on Climate	Mosely	Cambridge University Centre for Sustainability Leadership
	May 19	Sustainability	Farrow	Osgoode Mining Law Program Day 5 – Clarry (Hudbay) & Ford (Yamana)
	May 19	Anti-Corruption Legislation & Policies	Farrow	Osgoode Mining Law Program Day 5 – Jull (Gardiner Roberts)
	May 19	Corporate Governance in Mining	Farrow	Osgoode Mining Law Program Day 5 – Campbell (Fogler Rubinoff)
	May 30	Sustainable Design and Technology	Mosely	Cambridge University Centre for Sustainability Leadership
	June 8	Social Risk Management in Mining	Webster	KPMG
	June 12	ESG Fundamentals: ESG 101	Walker	KPMG Executive Education
	June 14	Mining Sector GHG Emissions and Water Use – What Do the Numbers Say?	Gibson	Shearman & Sterling
	July 5	Government Policy and Regulation in Sustainability	Mosely	Cambridge University Centre for Sustainability Leadership
	July 21	KPMG Mining Audit Committee Roundtable	Webster	KPMG
	August 1	Sustainable Finance and Investment	Mosely	Cambridge University Centre for Sustainability Leadership
	October 20 and 21	Mining the Global Green Transition	Gibson	Financial Times Mining Summit
	November 15	Trust and ESG	Conway	Deloitte Global Boardroom
	November 17	PwC Director Connect – ESG	Webster	PwC
	November 27	SEC Guidelines on ESG	Reid	Goldfields Limited (Linklaters)
	November 28	PwC Deals – ESG	Webster	PwC
	December 12	Organisational Strategy and Business Models	Mosely	Cambridge University Centre for Sustainability Leadership
	December 29	Embedding Sustainability into the Supply Chain	Conway	Deloitte 360

Category	Date (2022)	Subject	Attendees	Presented by
Financial	January 11	Audit Committee Webcast	Webster	KPMG
	January 21	Tax and Financial Update	Conway	PwC Mining
	January 26	Financing Outlook for 2022	Mosely	Women in Mining – Berengberg
	March 9	Client-focused Reforms, Proposed Amendments to Prospectus Disclosure, CSA Staff Notice 81-334, ESG-related Disclosures	Webster	Pender Capital Management
	April 7	Q1 Financial Reporting Update	Conway	PwC
	June 21	CPAB Audit Forum	Conway	CPAB
	July 20	Review of BCSC Compliance Report Card/Impact of Client-focused Reforms	Webster	Pender Capital Management
	October 18	Q3 Financial Reporting Update	Conway	PwC
	November 1	CPAB Audit Committee Forum	Conway	CPAB
	November 16	OSC Staff Notice 33-754 Summary Report for Dealers, Advisors and Investment Fund Managers/ESG	Webster	Pender Capital Management
	December 21	Q4 Financial Reporting Update	Conway	PwC
Global Outlook	December 29	Economic and Geopolitical Outlook	Conway	Deloitte 360
Industry Knowledge	January 25	Island Gold Mine: Geology, Controls on Mineralization & Exploration Implications	Farrow	Sudbury Prospectors & Developers Association – Parsons & Nagy (Alamos)
	January 27	Factors Supporting Gold Post-pandemic	Conway	TD Mining Conference – Pierre Lassonde, Franco Nevada Chair
	January 27	Investor Presentations of Peers	Conway	TD Mining Conference
	January 27	A Mixed Bag with Ups and Downs	Conway	TD Mining Conference – Julian Kettle, Wood McKenzie SVP/Vice Chair
	February 10	Creating 3D Starting Models from Geological Maps & Structural Data	Farrow	Mira Geoscience Staff
	March 11	The Outlook for Metals and Bulk Commodities in the Midst of Russia's Invasion of Ukraine	Conway	BMO
	March 27 to 29	Capital Projects Symposium	Walker	Canadian Institute of Mining
	April 6	Autonomous Vehicle Technology	All directors	Hexagon
	June 13 to 15	PDAC Mining & Exploration Conference	Walker	Prospectors & Developers Association of Canada
	November 1	CPAB Audit Committee Engagement – Mining Sector	Webster	CPAB

Category	Date (2022)	Subject	Attendees	Presented by
Other	February 28 and March 1	BMO Global Mining & Metals Conference	Farrow	BMO
	April 6	Tech Trends for the Board	Conway	Deloitte
	April 14, 21 and 27	York University and Osgoode Law Professional Development – Mining Law Program	Farrow	Multiple Presenters – York University and Osgoode Hall Law
	May 5 and 19	York University and Osgoode Law Professional Development – Mining Law Program	Farrow	Multiple Presenters – York University and Osgoode Hall Law
	May 19	Working in Nunavut Presentation	Farrow	Mining Law Program Day 5
	May 19	Technology and the Board	Conway	Deloitte
	October 4	LIAM Forum on Sustainable Resource Development – Past, Present, Future: Sustainable Resource Development Over the Next 30 Years	Farrow	LIAM Forum
	October 5	18th Annual Mining Executive and Director Forum	Gibson	KPMG
	October 18	Respectful Workplace	All directors	Eldorado Gold Corporation

Site Visits

In 2022, we recommenced site visits. In April 2022, three of our newest directors (Carissa Browning, Catharine Farrow and Judith Mosely) and our newest director nominee (Stephen Walker) visited our Lamaque operation in Val-d'Or, Québec. In October 2022, all our directors visited our Olympias mine and Skouries project in Greece and the Kışladağ and Efemçukuru mines in Türkiye.

Independent Advice

The Board's Terms of Reference allow a committee of the Board or an individual director to engage outside advisors if they believe it is necessary to carry out their responsibilities. The Company is responsible for the costs of the advisor services, as approved by the Chair of the Board or the committee Chair.

Conflicts of Interest

To the best of our knowledge, we are not aware of any existing or potential conflicts of interest between us or any of our directors or officers that have not been disclosed to the Board, except that some of our directors serve as directors of other public companies. It is therefore possible that a conflict could arise between their duties as directors of Eldorado and their duties to other companies. Our directors and officers are aware of the laws governing the accountability of directors and officers for corporate opportunity. They understand they are required to disclose any conflicts of interest to the Chair of the Board and to the CGNC that may arise, and that they are expected to govern themselves to the best of their ability according to the laws in effect.

In compliance with the CGNC's Terms of Reference, the CGNC has established a process by which to determine when a conflict of interest is considered to exist between a director and the Company, and the procedures by which to report or disclose such conflict; it also makes provisions for the review by the CGNC of any conflict of interest issues identified or reported. Following its review, the CGNC will make such recommendation to the Board for a decision on any action to be taken.

The Board takes appropriate measures to exercise independent judgement when considering any transactions and agreements. If a director has a material interest, the director is obligated to excuse himself or herself from the appropriate portions of the Board and committee meetings, so that the remaining directors can discuss the issue openly and candidly.

Related-party Transactions

The Audit Committee, in conjunction with the Board, has oversight of related-party transactions. As part of its mandate, the Audit Committee will review any related-party transactions before they are sent to the Board for approval.

We take the following steps as part of this review process:

- Annually, each director and executive officer of the Company completes a Director and Officer Questionnaire that requires disclosure of any transaction, arrangement or relationship with us during the last fiscal year in which the director or executive officer, or any member of their immediate family, had a direct or indirect material interest
- We expect each director and executive officer to promptly report to the Audit Committee any direct or indirect interest that they or an immediate family member had, has, or may have in a transaction in which we participate

There were no related-party transactions reported in 2022.

Equity Ownership

The Board believes share ownership is important because it aligns the interests of our directors and executive officers with the Company's interests and those of our shareholders.

On February 24, 2022, the Board increased the directors' equity ownership mandate to five times their annual cash retainer within five years of the implementation of the equity ownership requirement or within five years of being elected or appointed to the Board, post January 1, 2022. Equity ownership includes Eldorado shares and DUs. For more information on director equity compensation and DUs, please refer to pages 60–62.

Our President & CEO is mandated to own at least three times his annual base salary in Eldorado equity. All of the executive officers are required to hold at least two times their annual base salary in Eldorado equity. Equity ownership includes Eldorado shares and vested and unvested RSUs. Equity ownership requirements must be achieved within five years of appointment as an executive officer to the Company.

Under the terms of the independent director and executive officer equity ownership mandate, all of the independent directors and executive officers have met their 2022 equity ownership requirements. We measure the value of the director and executive officer equity holdings at the higher of the value at issue date or fair market value at December 31 of the previous year (December 31, 2022).

Strategic Planning

The Board, in consultation with management, oversees the development, progress and fulfillment of Eldorado's strategic goals.

At least one meeting per year is set aside with our directors as a strategic planning session. At these meetings, the Board reviews the strategic plan in detail, developed by management, taking into consideration both the opportunities and risks of the business. The strategic objectives are reviewed by the Board on a regular basis, with adjustments to the plan discussed and implemented as needed. Time is allocated at each quarterly Board meeting for strategy discussion.

The Board reviews and approves the budget for the ensuing year and the five-year plan. Management's progress in meeting our strategic and operational goals is reviewed by the Board throughout the year and considered when determining compensation.

As part of their review, the Board believes its role is to balance performance and compliance by ensuring that management's actions are:

- Consistent with strategic goals
- Reflective of the corporate culture of our business
- In alignment with our Company's risk tolerance

Our strategic planning process is outlined below.

In 2022, the Board and management updated our corporate strategy and defined the key results needed to deliver value today and for the future. Our updated strategy is an articulation and clarification of the strategic focus areas and results we are seeking to create long-term value. The four key pillars of our strategy and our performance outcomes are summarized below.



Deliver on our commitments of safe, inclusive workplaces, engaged and prosperous communities, responsibly produced products and healthy natural environments
Safety & Sustainability
People & Capabilities
Deliver the organizational and individual capabilities required to enable our culture and achieve our strategy
COLLABORATION
AGILITY
COURAGE
Together, we are building a safe, sustainable, high-quality business in the gold mining sector, creating value today and for future generations.
eldorado gold
DRIVE
INTEGRITY
Deliver value-adding growth and be known for operational excellence amongst mid-size gold companies with a reputation of successful project delivery
Operational & Project Excellence
Financial Strength & Returns
Deliver above-average shareholder returns amongst our peer group and expand our business to reach the next tier of gold mining peers

Strategic Planning Process



Review and approve annual budget and five-year plan

Review performance against strategic and operating goals on a quarterly basis

Ongoing review of strategic plan and revisions on an as-needed basis

Risk Management

The Board is responsible for understanding the principal risks associated with our business and regularly monitoring the systems in place to manage those risks effectively. Our Board delegates responsibility for certain elements of risk oversight to the various committees, so that they are addressed by appropriate expertise, attention and diligence, as represented in the chart below. Each of our committees also has a standing agenda item to discuss and assess the current status of risks in their specific areas of expertise.

Management undertakes an enterprise-wide process to identify, classify and assess the significant risks of our business. This process includes bottom-up risk identification and assessment by our operations, regional business units and corporate offices. The risks are then assessed in terms of likelihood and consequences, with mitigating strategies developed for each risk. From this assessment, reports are prepared and presented on a quarterly basis to the Board, detailing the significant risks and mitigation strategies.


Board Oversight
Audit Committee
Oversees:
· Financial reporting
· Internal controls
· Related financial matters
Compensation Committee
Oversees:
· Executive and director compensation
· Governance over compensation practices
Corporate Governance and Nominating Committee
Oversees:
· Governance program
· Compliance policies and procedures
· HCM, including director and executive succession planning
Technical Committee
Oversees:
· Operating and technical risks on matters related to geology, mineral resource and reserve estimation, mining methods and geotechnical conditions
· Mineral recovery and costs
Sustainability Committee
Oversees:
· Community
· Security
· Human rights
· Environment
· Health and safety
Strong foundation of risk management

During 2022, we conducted further work on our corporate Enterprise Risk Management ("ERM") program with the following actions undertaken during the year:

- Conducted corporate functional risk interviews with corporate leaders and established corporate functional risk registers
- Reviewed prior year strategic risks and established new top strategic risks for the organization as identified by senior management alongside the Company's strategic objectives
- Refreshed and updated with executive leadership and Board of Directors on the Tier 1 enterprise risks, including the impact and likelihood of each risk
- Identified the related mitigating actions related to each Tier 1 risk
- Completed a risk assessment with all corporate functions in identifying the key departmental risks and mitigating actions
- Held ongoing quarterly discussions of key operational risks and actions from the sites
- Used scenario planning for key strategic initiatives
- Conducted a deep dive of Tier 1 enterprise risks (as selected by executive leadership)

The process above concluded with the finalization of a risk report presented to the Board, including outlining initiatives to enhance our ERM program further in the following year such as:

- Consolidation of enterprise, corporate and operational risk
- Conducted strategic risk interviews with the executive team
- Further progress of our ERM framework

For a comprehensive list of the risk factors affecting our business, please refer to the "Risk Factors" section of our most recent AIF and MD&A.

Cybersecurity

The Audit Committee is responsible for overseeing cybersecurity risk, information security and technology risk, and receives quarterly reports from management on the Company's cybersecurity program.

Some of the steps we take to mitigate potential cybersecurity incidents include:

· Implementing ongoing cybersecurity awareness training for all employees
· Developing and implementing a Cybersecurity Strategic Plan
· Utilizing leading cybersecurity vendors to detect and respond to potential security breaches
· Collaborating with our peers in the areas of threat intelligence, vulnerability management, and response and drills
· Auditing conducted by internal and external auditors
· Ensuring we have appropriate cybersecurity insurance coverage in place

We also have a Crisis Response Plan in place, which provides a documented framework for handling any crisis, including security incidents, and facilitates coordination across the multiple jurisdictions in which we operate.

In 2022, we engaged an independent cybersecurity advisor and simulated a cyber incident to prepare our operational leaders for a possible cyber-attack.

As of the current date, we have not experienced a cyber-breach.

Shareholder Engagement and How to Communicate with the Board and Management

The Board recognizes the importance of engaging in constructive and meaningful communications with the Company's shareholders, and it values their input and insights, which includes encouraging and facilitating shareholders to express their views on governance and other matters directly to the Board.

We have a formal Shareholder Engagement Policy, the full text of which is available on our website (www.eldoradogold.com) or by contacting the Corporate Secretary.

We follow a Disclosure Policy that outlines our commitment to full, accurate, clear and timely disclosure. The Board believes it is the responsibility of senior management to speak on behalf of the Company to shareholders, media, and other stakeholders and external parties. Such exchanges do not include the discussion of material undisclosed information. During 2022, the President & CEO, Vice President of Investor Relations, and other members of senior management held numerous meetings with shareholders and institutional and retail investors and attended several industry conferences.

At the same time, the Board believes it is important for the Chair and other independent directors, as appropriate, to engage directly with the Company's shareholders on a regular basis, and at least annually. The Chair will direct communication between the Board and shareholders. During meetings between the Chair and shareholders, senior management may be present at the request of the Chair.

You can communicate directly with the Board by writing to the Chair of the Board at our corporate office:



Chair of the Board

c/o Corporate Secretary Eldorado Gold Corporation
550 Burrard Street, 11th Floor
Vancouver, BC, V6C 2B5, Canada

Please also write **"Private and Confidential"** on the envelope.

You can also communicate with the Board via our website
(www.eldoradogold.com/contact-us/board-of-directors).

The ways that we communicate with our shareholders and the topics we discuss are illustrated below.



Eldorado shareholder engagement
Year in Review Report
Annual Report
Proxy Circular
Annual Information Form
Quarterly MD&A
Meetings (in person and by telephone)
Quarterly conference calls
Website
Social media platforms

Topics for engagement
Board structure, composition and performance
CEO performance
ESG practices and sustainability governance
Overall Company performance
Corporate governance practices and disclosures
Board oversight of accounting, auditing and internal controls
Succession planning process for CEO and Board
Long-term corporate strategy
Executive compensation

Over the past several years, Compensation Committee representatives have periodically engaged with shareholders to receive their input and comments on the Company's compensation approach and outcome. We will continue to seek and incorporate shareholder feedback as appropriate to refine and enhance our compensation programs on an ongoing basis, consistent with our corporate objectives and strategy.

Throughout 2022, investors were provided with the opportunity to meet and communicate with our executive officers and other members of our management team.

Shareholders can contact the Board via email to the Corporate Secretary (karen.aram@eldoradogold.com) to request meetings with members of the Board.

Shareholder Proposals

If you want to submit a shareholder proposal to be presented at our 2024 Annual Meeting, it must be sent to our Corporate Secretary during the 60-day period from January 10, 2024 to March 9, 2024, for it to be considered for inclusion in our 2024 Management Proxy Circular. We did not receive any shareholder proposals for this year's 2023 Annual Meeting.

Board Committees

The Board carries out its mandate directly or through its committees. In 2022, we had five standing committees, which are fully composed of independent directors. From time to time, the Board may appoint special committees to the Board if warranted by Eldorado's current business activities. The President & CEO does not participate in making appointments to the committees of the Board.

The Terms of Reference for each of the five standing committees as well as our Corporate Governance Guidelines can be found on our website (www.eldoradogold.com) or by contacting our Corporate Secretary.

Audit Committee: 100% Independent

- John Webster, Chair
- Teresa Conway
- Judith Mosely
- Stephen Walker

   

John Webster   **Teresa Conway**   **Judith Mosely**   **Stephen Walker**

The Audit Committee is responsible for assisting the Board in fulfilling its oversight responsibilities with respect to the accounting and financial reporting processes of the Company by:

- Reviewing the integrity and effectiveness of the Company's systems of internal financial controls for reporting on the Company's financial condition
- Monitoring the qualifications, independence and performance of the Company's external auditor and the recommendation of the Board to shareholders for their appointment
- Overseeing the integrity of the Company's internal audit processes and reviewing the Company's financial disclosure and reporting
- Monitoring the Company's management's compliance with applicable legal and regulatory requirements
- Overseeing certain risk management systems and practices adopted by the Company

Financial Experts

All four members of the Audit Committee are financially literate in accordance with National Instrument 52-110; this means they are able to read and understand our financial statements and to understand the breadth and level of complexity of the issues that can reasonably be expected to be raised by our financial statements. Mr. Webster, our committee Chair, and Ms. Conway are "audit committee financial experts," as defined by SEC. See Mr. Webster's and Ms. Conway's director profiles on pages 25 and 19, respectively, for information on their qualifications as financial experts.

Audit Partner Rotation

In accordance with best practices and the Audit Committee Policy, a new lead audit partner must be appointed at least every five years. Our audit partner changed in 2012, 2014, and again in February 2019.

Pre-approval of Audit Services

The Audit Committee adopted a policy that non-audit services can only be provided by the external auditor if such services have been pre-approved by the Audit Committee. Generally these services are provided by other advisory firms under separate agreements approved by management.

Additional information on the Audit Committee can be found in the "Governance – Audit Committee" section in our most recent AIF.

Sustainability Committee: 100% Independent

- Judith Mosely, Chair
- Carissa Browning
- Catharine Farrow
- Pamela Gibson

   

Judith Mosely **Carissa Browning** **Catharine Farrow** **Pamela Gibson**

The Sustainability Committee is responsible for assisting the Board in its oversight responsibilities with respect to monitoring the Company's overall approach to sustainability. Specifically, the Committee's role is intended to promote ethical, transparent and responsible behaviour by the Company with meaningful engagement with its stakeholders and communities including, among other things:

- On matters relating to governance as it relates to ESG strategy and disclosure, the Sustainability Committee will take a coordinated approach with the CGNC
- Reviewing reports pertaining to applicable legislation, regulations, government policies, frameworks and industry best practices with respect to sustainability that may have an impact on the Company's business strategy and activities
- Monitoring current and future regulatory issues relating to sustainable development, environment, and health and safety
- Overseeing the establishment and periodic review of corporate sustainability policies, management systems, programs and procedures
- Reviewing and monitoring management's activities to ensure that the principal risks and opportunities to the Company related to environmental, tailings facility management, sustainable development, climate change, social, health and safety, and security and human rights are identified and resourced
- Reviewing findings of internal and external environmental, social, health and safety, human rights, and security audits and assessments as well as management's response, for the purpose of ensuring sustainability risks are controlled
- Reviewing annual targets determined by senior management with reference to the policies, and monitoring and reporting to the Board on performance against those targets

Corporate Governance and Nominating Committee: 100% Independent

- Pamela Gibson, Chair
- Carissa Browning
- John Webster

  

Pamela Gibson   **Carissa Browning**   **John Webster**

The CGNC is responsible for assisting the Board in its oversight responsibilities with respect to the Company's corporate governance policies, practices and guidelines, including:

- Oversee and monitor the Company's corporate governance policies, practices and guidelines; risk management policies and programs; and human capital management policies and programs
- Review the composition of the Board and its committees, and identify and propose to the Board candidates for nomination and election or re-election as directors of the Company
- Coordinating with the Sustainability Committee on issues and opportunities pertaining to governance as part of the Company's overall approach to its ESG strategy, policies, practices and guidelines

For more information on the role, responsibilities and initiatives of the CGNC, refer to pages 39–49.

Compensation Committee: 100% Independent

· Teresa Conway, Chair
· Catharine Farrow
· Pamela Gibson
· Steven Reid





Teresa Conway   **Catharine Farrow**   **Pamela Gibson**   **Steven Reid**

The Compensation Committee is responsible for assisting the Board in its oversight responsibilities with respect to the establishment of compensation philosophy and policies, and providing a clear and comprehensive explanation of director and executive compensation, including:

· Developing director and executive compensation and policies, in consultation with senior management and external advisors who are qualified to deliver advice on the design and implementation of compensation programs that address Eldorado's talent and workforce needs
· Reviewing these policies annually and recommending that the Board adopt any changes as appropriate
· Reviewing and approving the terms of employment and performance objectives for the named executive officers ("NEOs")
· Assessing the performance of the President & CEO

Other Information

None of the committee members has been an employee or executive officer of the Company, has or has had a material relationship with the Company, taken a loan from the Company, or had an interest in any material transactions involving Eldorado.

Each of the members of the Compensation Committee has extensive experience with compensation matters, which is not limited to public companies. The Board members below are members of compensation committees for other publicly listed and private companies.

Member	Company	Position
Teresa Conway	Entrée Resources Ltd.	Chair of the Compensation Committee
Steven Reid	Gold Fields Limited	Remuneration Committee, Chair
Catharine Farrow	Franco-Nevada Corporation	Member of the Compensation, Environmental, Social & Governance Committee

Technical Committee: 100% Independent

- Catharine Farrow, Chair
- Steven Reid
- Stephen Walker





Catharine Farrow   **Steven Reid**   **Stephen Walker**

The Technical Committee was established on October 1, 2020, to assist the Board in fulfilling its oversight responsibilities with respect to the operational and technical performance and operating and technical risks of the Company, particularly regarding those areas where technical understanding is required, including:

- Reviewing management of technical risks, annual budget for our mineral properties, updates to life of mine plans, and updates from management on technical reports
- In conjunction with the Sustainability Committee, reviewing developments regarding the risks and how the Company manages tailings
- Reviewing the preparation and disclosure of the Company's Mineral Resources and Mineral Reserves

Director Compensation

Director Compensation Philosophy

Our director compensation program is designed to:

- Attract, retain and motivate high-calibre individuals to act in the best interests of the Company and its shareholders by providing competitive compensation
- Reflect the complexities, risks, skill sets and value associated with independent directors of the Board
- Be fair and equitable, reflecting the time and effort required by each director
- Align the interests of our Board and shareholders by committing directors to equity ownership requirements

Directors who are executives of Eldorado do not receive additional compensation for acting as a director.

Evaluation of the Program

The Compensation Committee reviews director compensation annually, considers feedback from shareholders, and makes recommendations to the Board based on Eldorado's Director Compensation Policy, industry trends and peer group practices. In acknowledgment of a constantly changing regulatory environment, increased industry complexity, and expectation of engagement with shareholders, consideration is given to confirming that directors are compensated fairly for the time, effort and knowledge required to contribute effectively, manage emerging risks, and successfully oversee Eldorado's strategic direction.

Independent compensation consultants are engaged to assist the Compensation Committee in assessing the competitiveness of the Director Compensation Policy and to provide the Compensation Committee with independent advice on policy design and emerging trends in director compensation. See page 76 for details on the compensation consultants, including fees paid.

Compensation Components

Director compensation includes:

- Annual retainer and additional retainers for the Chair of each Board committee
- Equity-based compensation
- Reimbursement of travel and other expenses incurred in travelling to attend Board and committee meetings, stakeholder meetings and site visits, where applicable

The table on the following page details the flat-fee structure for Eldorado's independent directors. In 2021, the Board engaged the independent compensation consultant WTW (formerly Willis Tower Watson) to conduct a director compensation review and benchmarking to ensure overall compensation is consistent with peer group practices and aligned to market. Through this review, the Board concluded that Board Chair compensation was positioned below the 25th percentile, and independent director compensation was positioned below median compared to the compensation peer group. All elements of director compensation and equity ownership requirements were evaluated relative to market. The Board determined that an increase to equity retainers and equity ownership requirements were warranted. No changes to other elements of director compensation were made. Based on the review and recommendations made by WTW, the Board approved the following changes, resulting in an overall increase of ~5% to director compensation effective January 1, 2022:

- **Board Chair compensation:** An overall increase of 5.3% was achieved through a 15% increase to the equity retainer, resulting in a $115,000 equity retainer and total compensation of $300,000. No change was made to the annual cash retainer. This increase positions Eldorado's Board Chair compensation closer to the 25th percentile of the compensation peer group. In addition, the Committee further reviewed Board Chair compensation in 2022 and approved a 5% increase to the equity retainer in July 2022, resulting in a $130,000 equity retainer and $315,000 total compensation for 2023, positioning Board Chair compensation at approximately the 25th percentile of the peer group.
- **Other independent director compensation:** An overall increase of 5.0% was achieved through a 10% increase to the equity retainer, resulting in a $110,000 equity retainer and total compensation of $210,000, excluding committee Chair retainers. No changes were made to the annual cash retainer or committee Chair retainers. This increase positions Eldorado's director compensation at market median of the compensation peer group. In addition, the Committee further reviewed director compensation in 2022 and concluded that no additional changes were warranted.
- **Share ownership guidelines:** Increased director equity ownership requirements to five times the annual cash retainer in the Company's common shares or DUs, within five years of the implementation of the updated policy or within five years of joining the Board of Directors, if the director is appointed after January 1, 2022.

Given the cyclical nature of the mining business and peer practice and, in order to attract a diverse Board, the Board applies methodology whereby equity holdings are valued at the higher of the value at issue date or fair market value at December 31 of the current year.

The Board will continue to monitor the market competitiveness of director compensation, and will adjust where needed to ensure it remains market-competitive.

Fees and Retainers

Director compensation (CDN$)	2022	2021	2020
Annual cash retainers			
Member of the Board of Directors	100,000	100,000	100,000
Chair of the Board	200,000	185,000	185,000
Equity retainer			
Member of the Board of Directors	110,000	100,000	100,000
Chair of the Board	130,000	100,000	100,000
Annual committee Chair retainers			
Audit Committee Chair	35,000	35,000	35,000
Compensation Committee Chair	20,000	20,000	20,000
Corporate Governance and Nominating Committee Chair	20,000	20,000	20,000
Sustainability Committee Chair	20,000	20,000	20,000
Technical Committee Chair	20,000	20,000	20,000

We pay annual retainers to directors on a quarterly basis.

Equity-based Compensation

Equity-based compensation is awarded to Eldorado's directors on an annual basis in the form of deferred units ("DUs"). DUs represent notional Eldorado common shares based on the value of our common shares.

Pursuant to the Director Compensation Policy, in 2022, each director received DUs, with an aggregate value of CDN$110,000 for members of the Board of Directors and $115,000 for the Chair of the Board. In addition, directors may elect to receive DUs in lieu of their cash compensation. In July 2022, the directors amended the Director Compensation Policy to increase the equity award limit to CDN$130,000 for the Chair of the Board.

There are a number of benefits of issuing DUs as a component of Board of Director compensation, including:

- Vesting and the impact of DUs on cash flow is deferred until such time as the recipient leaves the organization
- The value of DUs track share price performance over the full term of directorship and therefore are aligned with the long-term interests of shareholders
- DUs are not dilutive because they are settled in cash
- DUs do not provide voting rights

Travel and Other Fees

Directors do not receive a per-day travel allowance but are reimbursed for out-of-pocket expenses, travel, hotel and incidentals related to fulfilling their duties.

From time to time directors serve on ad hoc or special committees to deal with areas not specifically covered by the standing committees and receive additional compensation for their work on those committees. In 2022, Ms. Conway, Ms. Mosely and Mr. Walker received $25,000 each for ad hoc committee work; Mr. Reid received $45,000 for ad hoc committee work.

Equity Ownership Requirements

Eldorado believes the interests of its directors and shareholders are better aligned when directors hold significant investments in Eldorado.

In support of this belief, in early 2022, the Board reviewed equity ownership requirements, and effective January 1, 2022, the Board increased director ownership requirements to five times their annual cash retainer. We include common shares and DUs in the equity ownership calculation. DUs are included as they may not be redeemed until the director is no longer a member of Eldorado's Board, thus aligning the directors' experience with that of the Company's shareholders. We measure the value of director equity holdings at the higher of the value at issue date or fair market value at December 31 of the current year.

Effective January 1, 2022, the Board increased director ownership requirements to five times the annual cash retainer.

Adherence to the equity ownership requirements is reviewed annually at the end of the year by the Corporate Secretary and reported to the Corporate Governance and Nominating Committee. The most recent review indicates that all directors who have been members of the Board for five or more years have met their share ownership requirements.

For information about the directors' share ownership, see "Director Equity Ownership" on page 50.

Director Equity Ownership

The independent directors and the Chair of the Board are required to hold five times their annual retainer by the later of five years of their appointment or January 1, 2027. The following table sets out the number and value of all securities held by the independent directors as at December 31, 2022.

| Director | Annual retainer (CDN$) | Common shares | | DUs | | Equity ownership | | | | | |
		Units [1]	Value [2] (CDN$)	Units [3]	Value [2] (CDN$)	Total equity holdings units [4]	Total market value [2] (CDN$)	Cost at issue date (CDN$)	Equity ownership value [5]	Multiple of annual retainer [6]	Achieved [7]
Carissa Browning	100,000	–	–	7,902	89,214	7,902	89,214	109,996	109,996	1.1	On track
Teresa Conway	100,000	8,000	90,320	43,269	488,507	51,269	578,827	494,501	630,418	6.3	Yes
Catharine Farrow	100,000	–	–	15,460	174,543	15,460	174,543	209,988	209,988	2.1	On track
Pamela Gibson	100,000	–	–	66,151	746,845	66,151	746,845	709,106	891,629	8.9	Yes
Judith Mosely	100,000	–	–	15,460	174,543	15,460	174,543	209,988	209,988	2.1	On track
Steven Reid	200,000	10,000	112,900	107,998	1,219,297	117,998	1,332,197	1,410,240	1,719,289	8.6	Yes
Stephen Walker [8]	100,000	–	–	–	–	–	–	–	–	–	On track
John Webster	100,000	2,400	27,096	79,589	898,560	81,989	925,656	848,153	1,100,036	11.0	Yes

Notes:

(1) Outstanding common shares as of December 31, 2022.

(2) Based on the fair market value at December 31, 2022 (CDN$11.29).

(3) Vested and unvested DUs as of December 31, 2022.

(4) Total units of common shares and DUs.

(5) Based on the higher of the value at acquisition date or fair market value at December 31, 2022 (CDN$11.29).

(6) Based on annual retainer at December 31, 2022.

(7) On February 24, 2022, the Board approved the director equity ownership requirement of five times the director's annual retainer within five years of the implementation of the equity ownership requirement or within five years of joining the Board, if appointment was post January 1, 2022. Ms. Browning, Ms. Farrow and Ms. Mosely's new equity ownership requirement will become effective January 1, 2027. Mr. Walker's equity ownership requirement will become effective June 9, 2027.

(8) Excludes Mr. Walker's 2022 retainer compensation (CDN$81,044) taken in DUs, which have not been issued as of December 31, 2022, and will be issued in accordance with the terms of the plan.

2022 Director Compensation

The table below shows the breakdown of total compensation earned by each director in 2022.

As President & CEO, Mr. Burns does not receive compensation as a director. See the "Summary Compensation Table" on page 94 for information on Mr. Burns' 2022 compensation.

Director	Fees earned [1] (CDN$)	DUs taken in lieu of fees [1] (CDN$)	Share-based awards [2] (CDN$)	Total (CDN$)
George Albino [3]	44,231	–	110,000	154,231
Carissa Browning	100,000	–	110,000	210,000
Teresa Conway [4] [5]	145,000	–	110,000	255,000
Catharine Farrow [4]	120,000	–	110,000	230,000
Pamela Gibson [4]	120,000	–	110,000	230,000
Judith Mosely [4] [5]	145,000	–	110,000	255,000
Steven Reid [5]	213,125	23,125	115,000	351,250
Stephen Walker [5] [6]	–	81,044	–	81,044
John Webster [4]	135,000	–	110,000	245,000
Total	**$1,022,356**	**$104,169**	**$885,000**	**$2,011,525**

Notes:

(1) Directors may elect to receive all or a portion of their earned annual retainers as DUs, in lieu of cash.

(2) Share-based awards is the amount that directors received in DUs in 2022. The number of DUs is calculated by dividing the total value of the award by the closing price of Eldorado common shares on the TSX on the date immediately prior to the grant. DUs are settled in cash and from and after February 20, 2014, earn dividend equivalents (as applicable).

(3) Mr. Albino's director fees and share-based awards earned prior to ceasing to be a director in June 2022.

(4) The following directors served as committee Chairs in 2022:
- Mr. Webster – Chair of the Audit Committee
- Ms. Conway – Chair of the Compensation Committee
- Ms. Gibson – Chair of the Corporate Governance and Nominating Committee
- Ms. Mosely – Chair of the Sustainability Committee
- Ms. Farrow – Chair of the Technical Committee

(5) In 2022, Ms. Conway, Ms. Mosely and Mr. Walker received $25,000 each for ad hoc committee work; Mr. Reid received $45,000 for ad hoc committee work.

(6) Mr. Walker joined Eldorado's Board in June 2022 and has elected to receive his annual retainer in DUs, which have not been issued as of December 31, 2022, and will be issued in accordance with the terms of the plan; he did not receive any share-based awards in 2022.

Outstanding Option-based Awards and Share-based Awards

The following table shows the unexercised options and unredeemed DUs the independent directors held as of December 31, 2022.

| Director | Option-based awards [1] | | | | | Share-based awards | | |
	Grant date	Number of unexercised stock options	Option exercise price (CDN$)	Option expiry date	Value of unexercised in-the-money stock options (CDN$)	Number of unredeemed DUs [2]	Value of unredeemed DUs [2] [3] (CDN$)	Value of redeemed DUs (CDN$)
George Albino [4]	–	–	–	–	–	–	–	894,993
Carissa Browning	–	–	–	–	–	7,902	89,214	–
Teresa Conway	–	–	–	–	–	43,269	488,507	–
Catharine Farrow	–	–	–	–	–	15,460	174,543	–
Pamela Gibson	–	–	–	–	–	66,151	746,845	–
Judith Mosely	–	–	–	–	–	15,460	174,543	–
Steven Reid	–	–	–	–	–	107,998	1,219,297	–
Stephen Walker	–	–	–	–	–	–	–	–
John Webster	–	–	–	–	–	79,589	898,560	–

Notes:

(1) The Company does not grant Options to independent directors.

(2) Directors can elect to receive DUs in lieu of their cash retainer. The table below presents the percentage of overall shares (dollar value) each director has taken in lieu of a cash retainer during their term as director:

Director	DUs elected in lieu of cash ($)	DUs elected in lieu of cash (%)
Carissa Browning	–	–
Teresa Conway	28,749	6
Catharine Farrow	–	–
Pamela Gibson	74,920	5
Judith Mosely	–	–
Steve Reid	449,811	32
Stephen Walker [1]	81,044	100
John Webster	112,282	17

(1) Mr. Walker joined Eldorado's Board in June 2022 and has elected to receive his annual retainer in DUs, which have not been issued as of December 31, 2022, and will be issued in accordance with the terms of the plan; he did not receive any share-based awards in 2022.

(3) The value of the DUs is based on a market value of CDN$11.29 per share (i.e., the closing price per Eldorado common share on the TSX as of December 31, 2022). Any actual value will depend on the value of our common shares on the date the DUs are redeemed. The right to request redemption of DUs does not occur until the director is no longer a member of the Board.

(4) Mr. Albino's DU redemption, in accordance with the terms of the plan following his retirement from our Board.

Equity-based Awards (Value Vested or Earned during Year)

The table below shows the value of incentive plan awards that were vested, redeemed or earned by each independent director in 2022. Directors receive all equity compensation as DUs. DUs vest at the time the director departs the organization; therefore, no value vesting is reflected in this table.

Director	Option-based awards: value vested during the year [1] (CDN$)	Share-based awards: value vested during the year [2] (CDN$)	Non-equity incentive plan compensation: value earned during the year (CDN$)
Carissa Browning	–	–	–
Teresa Conway	–	–	–
Catharine Farrow	–	–	–
Pamela Gibson	–	–	–
Judith Mosely	–	–	–
Steven Reid	–	–	–
Stephen Walker	–	–	–
John Webster	–	–	–

Notes:

(1) The Company does not grant Options to independent directors.

(2) The right to request the redemption of DUs does not occur until the director is no longer a member of the Board, and accordingly, the DUs are not vested until the director is no longer a member of the Board. When a director is no longer a member of the Board, all DUs granted to such director are redeemed. See page 63 for the value of DUs granted in the 2022 financial year.



COMPENSATION DISCUSSION AND ANALYSIS

Statement of Executive Compensation

This section of the Circular discusses the components of our executive compensation programs as well as the compensation decisions made over the past year for the following named executive officers ("NEOs") mentioned throughout this Circular.

NEOs

George Burns	President & Chief Executive Officer
Philip Yee	Executive Vice President & Chief Financial Officer
Joseph Dick	Executive Vice President & Chief Operating Officer
Lisa Ower	Executive Vice President, Chief People Officer and External Affairs
Paul Ferneyhough	Senior Vice President, Chief Strategy and Commercial Officer

Table of Contents

Letter to Shareholders

Dear Eldorado Shareholders,

The Compensation Committee is responsible for recommending senior management's compensation and ensuring compensation policies and proposals align with Eldorado's strategy and goals. Our executive compensation philosophy is designed to:

- Incent management to achieve strategic objectives that will create long-term value for shareholders
- Focus on pay for performance
- Align with shareholder interests
- Ensure effective oversight and risk management
- Attract and retain talent

In 2022, Eldorado's management team led the Company with integrity, courage, drive and collaboration to achieve strategic goals and operational results. We are pleased to share our approach to executive compensation and describe our important governance practices in this Compensation Discussion and Analysis.

Review of 2022 Performance

- **Secured financing for the Skouries project:** In December 2022, Eldorado secured a €680 million project-financing facility that will enable the Company to restart construction and achieve first production in 2025. Skouries is expected to produce, on average, 140,000 ounces of gold and 67 million pounds of copper annually over its initial 20-year mine life. The drawdown on the term facility is subject to customary closing conditions. In April 2023, we were pleased to announce that Hellas had satisfied all necessary precedent conditions and has closed its previously announced €680 million project-financing facility for the development of the Skouries project.
- **Total recordable injury frequency rate ("TRIFR"):** Our TRIFR decreased to 4.67 from 5.73 in 2021, marking a four-year downward trend. Our lost-time injury frequency rate ("LTIFR") per million person-hours worked was 1.19, an increase from 0.88 in 2021.
- **Total Shareholder Return ("TSR"):** Our TSR was 8% for the three years ended 2022, six percentage points above our peer group median of 2%. While our one-year TSR was -5%, we exceeded the median of our peers by seven percentage points.
- **Production and costs:** We produced 453,916 ounces of gold in 2022, 1% below the low end of guidance, with lower production resulting from the impacts of severe weather and COVID-19-related absenteeism. Cash operating costs [1] of $788 per ounce sold was 5% above the guidance range. All-in sustaining costs ("AISC") [1] were within our guidance range and averaged $1,276 per ounce sold. This resulted in below-target achievement of our production goal and not achieving threshold for cost goals.
- **Released our inaugural Climate Change & GHG Emissions Report:** We set a target to mitigate GHG emissions by 30% from 2020 levels, by 2030, on a "business-as-usual" basis as articulated in our climate strategy.
- **Retained exposure to Tocantinzinho:** We participated in G Mining Ventures Corp.'s private placements in 2022, increasing Eldorado's equity position to ~18%. The market capitalization of G Mining was $380 million at February 22, 2023.
- **Conducted a technical study at Lamaque:** An updated technical study indicates the significant upside potential from the lower Triangle Zone and Ormaque deposit.
- **Recognized as one of the Best 50 Corporate Citizens in Canada by Corporate Knights:** This recognition acknowledges Canadian companies that are committed to bettering society and the planet.
- **People and culture:** We progressed our performance management practices to drive greater alignment with business goals at deeper levels of the organization. In addition, we aligned our organizational structure to support Eldorado's transformation, including talent mapping and critical-role identification across the organization.

Our annual performance is measured and rewarded through our Short-Term Incentive Plan ("STIP"). Based on Eldorado's 2022 strategic goals, operational performance, safety, sustainability and people performance, the Compensation Committee recommended a STIP scorecard achievement of 97% to the Board, which was subsequently approved. For more information on the STIP scorecard, see pages 80–81.

Note:

(1) These ratios are non-IFRS ratios. See the "Non-IFRS and Other Financial Measures and Ratios" section on page 110 in this Circular for explanations and discussion of these non-IFRS ratios.

In 2022, the Compensation Committee, in consultation with our advisors, reviewed Eldorado's compensation design to ensure it continues to reflect market and good governance practices and that it aligns pay outcomes with Company performance and shareholder returns.

The Committee:

- Reviewed the peer group used to benchmark executive compensation based on location, complexity of operations, size and operating characteristics. As a result of the review, Hudbay Minerals and Lundin Gold were added and Endeavour Mining was removed from our peer group. For more information, see the "Peer Group Selection" section on page 71
- Reviewed executive compensation paid by Eldorado's peer group and benchmarked compensation for executives and directors
- Implemented a broader executive compensation Clawback Policy. For more information, see the "Clawback Policy" section on page 74
- Increased director ownership requirements to five times the annual cash retainer from three times
- Reviewed the methodology for measuring relative TSR performance against our peers to determine the three-year performance share unit ("PSU") multiplier. As a result of this review, the Committee changed the methodology to use a percentile rank and 20-day volume-weighted average price approach to measure the Company's performance against a group of operating gold mining companies. This will be effective for PSUs granted in 2023 and future awards. For more information, see the "Performance Share Units" section on page 84
- Effective January 1, 2022, the Committee approved changes to NEO salaries to align with market and adjust for internal equity. No changes were made to the President & CEO's base salary in 2022. Director compensation was increased by approximately 5%, which aligns with the 50th percentile of the peer group. In addition, in July 2022, the Board Chair equity retainer was increased to $130,000, an increase to total compensation of approximately 5%, resulting in approximately 25th percentile positioning compared to the peer group
- Effective January 1, 2023, executive compensation was increased in recognition of inflation

As we look to 2023, the Compensation Committee will continue to advance and enhance its compensation framework against key shareholder priorities.

"Teresa Conway"

Teresa Conway

Chair, Compensation Committee



Compensation Philosophy and Objectives

Creating long-term value for our shareholders while delivering solid financial and operational performance demands a leadership team with substantial experience, agility and integrity.

Approach to Compensation

Our approach to compensation decision-making is guided by four pillars: attract and retain, motivate, align and promote.

When determining compensation levels for the NEOs and senior management, we consider the following:

- Need to offer competitive compensation programs
- Executive's performance and breadth of experience
- Executive's current responsibilities and expected future contributions
- Overall economic environment and market conditions within the industry
- Internal compensation alignment
- Legal and contractual obligations

To support our compensation philosophy and approach, Eldorado targets compensation at the 50th percentile of our peer group. Actual compensation may be higher or lower, depending on Company and individual performance.


Attract and retain
high-calibre individuals to act in the best interests of the Company
Motivate
executives to deliver high-performance results, while encouraging appropriate risk-taking and risk management
Align
interests of executives with those of our shareholders by balancing rewards that recognize short-term results and incentivize long-term value-creation
Promote
a strong corporate culture that incorporates a sensibly sized executive team that fosters efficient leadership

Pay for Performance

We operate in a cyclical and capital-intensive industry, and take a long-term view of building value for our shareholders. Our pay-for-performance program is designed to align the interests of our executives with the interests of our shareholders. This means executive compensation is weighted heavily towards variable performance-based incentive compensation that is tied to short-, medium- and long-term performance, as shown below.

- A large portion of our compensation is long term in nature, which discourages short-term risk-taking behaviour and directly aligns rewards with the shareholder experience
- We incentivize short-term results that drive both near-term and long-term value-creation
- Compensation increases or decreases as a result of success or failure in realizing corporate, operational, financial and strategic performance objectives


President & CEO
76%
Performance-based Pay
52%
24%
24%
Other NEOs
69%
Performance-based Pay
45%
31%
24%
Base Salary
Short-term Incentive
Long-term Incentive
Performance-based Pay

As illustrated in the graph to the right, the compensation awarded to our President & CEO, as outlined in the "Summary Compensation Table" on page 94 for the three-year period ending December 31, 2022, is aligned with our relative TSR performance over that same period when compared to the most recently available information for our 2022 peer group (as described below).

More specifically, our CEO three-year total compensation ranks at the 60th percentile against our peer group, and our three-year TSR ranks at the 53rd percentile compared to our peer group.

Since a significant portion of the compensation is in the form of long-term incentive grants tied directly to our share price performance, there will be continued alignment with the shareholder experience.


Three-year CEO Total Compensation
(percentile rank)
100%
80%
60%
40%
20%
0%
Zone of Alignment
0%
20%
40%
60%
80%
100%
Three-year Total Shareholder Return
(percentile rank)

Peer Group Selection

We benchmark executive compensation against a peer group of other mining companies to stay competitive and to determine retention requirements. We develop our peer group based on companies that have similar industry and operating characteristics with comparable revenue, market capitalization and asset sizes.

We believe our peer group is representative of Eldorado's current market positioning and our expectation that the Company will grow as its business plan is executed.

In 2022, the Compensation Committee reviewed the peer group based on the following criteria:

- North American–listed and headquartered gold companies (with select metals and mining companies, as appropriate)
- Complexity of operations (e.g., international operations, complex jurisdictions, multiple mine sites)
- Comparable size and similar operating characteristics

As a result of the review, Hudbay Minerals and Lundin Gold were added and Endeavour Mining Company was removed from our peer group.

2022 Peer Group Percentile Ranking


Lowest
P25
Median
P75
Highest
Market Cap (1)
Assets (2)
Revenue (2)
P52
P86
P50

	Eldorado (USD$ millions)	Median (USD$ millions)
Market Cap (1)	$1,538	$1,324
Assets (2)	$4,458	$3,248
Revenue (2)	$872	$869

2022 Peer Group (n = 15)			
Alamos Gold Inc.	Dundee Precious Metals Inc.	IAMGOLD Corporation	SSR Mining Inc.
B2Gold Corp.	Equinox Gold Corp.	Lundin Gold Inc.	Torex Gold Resources Inc.
Centerra Gold Inc.	Hecla Mining Company	New Gold Inc.	Yamana Gold Inc. (3)
Coeur Mining, Inc.	Hudbay Minerals Inc.	Pan American Silver Corp.	

In making compensation decisions, we consider the compensation levels at the peer group companies as well as our need to attract and retain the right leaders to deliver on our strategic business plan.

Notes:

(1) Market capitalization as of December 31, 2022, as reported in Standard & Poor's Capital IQ.

(2) Assets and Revenue for FY2022, as reported in Standard & Poor's Capital IQ.

(3) Effective March 31, 2023, Yamana Gold Inc. has been acquired by Pan American Silver Corp.

Managing Compensation Risk

Our executive compensation programs link directly to the goals of our corporate strategy, and are designed to create appropriate incentives to increase long-term shareholder value, while not encouraging excessive or inappropriate risk-taking.

As part of their responsibilities associated with risk oversight, in 2021, the Compensation Committee engaged WTW to provide a compensation risk assessment update. The objectives of the review included:

- Reviewing existing executive compensation programs to identify policies and practices that could encourage inappropriately excessive risk-taking by an employee group or individual
- Summarizing key risk mitigating features within the executive compensation programs
- Identifying any risk arising from the existing executive compensation policies and practices, incentive goals, and variable pay plans that are likely to have a material adverse effect on the organization


Identify
• Identify and categorize risk
• Identify an acceptable level of risk that will foster long-term shareholder growth
Evaluate
• Evaluate risks individually for the likelihood of occurrence and the severity, if the risk were to occur
• Evaluate the interconnectivity of the risks in aggregate
Managing Compensation Risk
Assess
• Assess effectiveness of controls and risk measurement and risk management strategies
Design
• Design and develop strategies and additional controls to mitigate identified risks

Based on a review of the risk assessment update and the fact that no significant changes have been made, the Compensation Committee concluded that there are no significant risks arising from Eldorado's executive compensation programs that are reasonably likely to have a material adverse effect on the Company.

The following table highlights some of Eldorado's compensation policies and practices.

What We Do

✔ **Balanced compensation programs:** balance between short- and long-term compensation discourages short-term risk-taking at the expense of long-term results

✔ **Focus on the long term:** a greater award opportunity derived from long-term incentives ("LTIs") compared to short-term incentives ("STIs"), creating greater focus on sustained Company performance over time

✔ **Mix of sufficiently challenging performance measures:** used in the STIP to provide a balanced performance focus

✔ **Use of maximums/caps** in the STIP and PSU Plan

✔ **Clawback Policy:** enables the Board to recoup short- and long-term incentive-based compensation in the event of a material restatement, a material revision, or serious misconduct recovery event that resulted in an overpayment of incentive-based compensation to current and former executive officers of the Company

✔ **Link pay to performance:** a significant portion of executive compensation is subject to the achievement of set performance criteria, and is at risk

✔ **Significant share ownership requirements:** the NEOs are required to hold a multiple of their base salaries in Eldorado equity, including common shares and restricted share units ("RSUs")

✔ **Double-trigger change of control:** severance payments are not awarded and the accelerated vesting of equity grants does not occur solely on account of a change of control. A qualifying termination following a change of control is required

✔ **Maximum severance payout** where severance is capped following a change of control to two times the executive's base salary and STIP paid in the last 12 months

✔ **Independent compensation consultants** are engaged by the Compensation Committee to provide independent advice and attend all Compensation Committee meetings

What We Don't Do

✘ No loans provided to executives

✘ No guaranteed minimum payouts on STIs or guaranteed vesting levels for PSUs

✘ No option repricing

✘ No gross-up payments to cover personal income taxes that pertain to executive or severance benefits

✘ No excessive perquisites for executives

✘ No hedging by insiders

Clawback Policy

In early 2022, Eldorado amended its Executive Compensation Recovery Policy ("Clawback Policy"), first introduced in 2016, to expand its coverage significantly. The expanded Clawback Policy enables the Board to seek recovery of short- and long-term incentive-based compensation within 12 months of a material restatement, a material revision, or serious misconduct recovery event that resulted in an overpayment of incentive-based compensation to current and former executive officers of the Company. The Clawback Policy provides for recovery of short- and long-term incentive-based compensation, whether paid in cash or in equity, received within the three-year period preceding the date on which the Company is required to prepare the material restatement or material revision or the date of the serious misconduct recovery event. Further revisions to the Clawback Policy may be required in 2023 in order to comply with the new SEC requirements.

Application of the Clawback Policy includes:

- **Material restatement:** An event where the Company is required to prepare a material restatement of the Company's previously issued financial statements due to material non-compliance with any financial reporting requirement under applicable securities laws or accounting rules
- **Material revision:** An event where the Company is required to make similar material revisions to other previously reported performance indicators upon which incentive-based compensation is based
- **Serious misconduct recovery event:** An event where an officer engaged in serious misconduct, which includes fraud or intentional and/or reckless non-compliance with applicable laws or material violations of the Company's Code of Business Conduct and Ethics or other intentional conduct that causes material damage to the Company or its reputation

With respect to a material restatement or a material revision, the amount of overpayment subject to recovery under the Clawback Policy is the difference between the amount of incentive-based compensation that the executive officer received and the amount of incentive-based compensation that the executive officer would have received if such compensation had been based on the restated financial results or revised performance indicators.

With respect to a serious misconduct recovery event, the amount of overpayment subject to recovery under the Clawback Policy is determined by the Board in its sole discretion.

In addition to seeking recovery of incentive-based compensation, the Board may dismiss the executive officer, authorize legal action for breach of fiduciary duty, or take other action to enforce the executive officer's obligations to the Company. Eldorado will continue to review the Clawback Policy in accordance with applicable laws and regulations.

Executive Equity Ownership

The President & CEO is required to own at least three times their annual base salary, and other executive officers at least two times their annual base salary in Eldorado equity, including common shares and vested or unvested RSUs. Unvested PSUs are not included in this calculation. We measure the value of equity holdings at the higher of the value at acquisition date or fair market value at December 31 of the reporting year. Equity ownership must be achieved within five years of appointment.

The table below summarizes the equity holdings of our NEOs as of December 31, 2022.

| | | Common shares | | RSUs | | Equity ownership | | | | | |
NEOs	Base salary (CDN$)	Units [1]	Value [2] (CDN$)	Units [3]	Value [2] (CDN$)	Total equity holdings units [4]	Total market value [2]	Cost at issue date (CDN$)	Equity ownership value [5] (CDN$)	Multiple of salary [6]	Achieved [7]
George Burns	1,020,000	602,841	6,806,075	82,782	934,609	685,623	7,740,684	5,253,813	7,924,398	7.8	Yes
Philip Yee	530,604	391,152	4,416,106	34,006	383,928	425,158	4,800,034	3,100,688	4,872,607	9.2	Yes
Joseph Dick	561,816	7,172	80,972	29,906	337,639	37,078	418,611	499,283	499,283	0.9	On track
Lisa Ower	408,408	23,264	262,651	20,456	230,948	43,720	493,599	447,846	540,204	1.3	On track
Paul Ferneyhough	418,200	4,586	51,776	7,510	84,788	12,096	136,564	152,536	156,315	0.4	N/A

Notes:

(1) Outstanding common shares as of December 31, 2022.
(2) Based on the fair market value at December 31, 2022 (CDN$11.29).
(3) Vested and unvested RSUs as of December 31, 2022.
(4) Total units of common shares and RSUs.
(5) Based on the higher of the value at acquisition date or fair market value at December 31, 2022 (CDN$11.29).
(6) Based on base salary at December 31, 2022.
(7) Mr. Dick and Ms. Ower are on track to meet ownership and have until December 2024 and November 2025 to meet their ownership requirements, respectively. Mr. Ferneyhough does not have equity ownership requirements in his current role.

Determining Compensation

Role of the Compensation Committee

Each year, the Compensation Committee conducts a thorough review of executive and director compensation programs and policies to assess the following:

- Whether overall executive compensation continues to support our goals of attracting, motivating and retaining executives who have exceptional leadership and management skills
- Appropriateness of compensation programs based on peer practices, current market conditions, and the views of our shareholders
- The competitiveness of compensation for directors and executives
- The total compensation for our senior executives and whether the components are applied appropriately

Annually, the Compensation Committee reviews all compensation programs related to our NEOs and other officers, and considers recommendations from the President & CEO for cash-based and equity-based compensation for the executive team as well as equity-based compensation for senior employees globally. In addition, the Compensation Committee reviews the performance of the President & CEO, and makes its recommendations to the Board for the compensation of the President & CEO and other NEOs. In 2022, the Committee reviewed the results of the inaugural global gender pay equity review, which indicated an adjusted pay gap of less than 2% in most jurisdictions. The Company is now taking remediation steps to close gaps where they exist, will continue to examine pay practices to further reduce systemic bias, and will measure our progress in future years.

The Board is responsible for reviewing and approving compensation levels for the NEOs, including the President & CEO.

Over the past several years, Compensation Committee representatives have periodically engaged with shareholders to receive their input and comments on the Company's compensation approach and outcomes. We will continue to seek and incorporate shareholder feedback as appropriate to refine and enhance our compensation programs on an ongoing basis, consistent with our corporate objectives and strategy.

Compensation Committee


Teresa Conway


Catharine Farrow


Pamela Gibson


Steven Reid

Role of the President & CEO

Eldorado's President & CEO and other executive officers have a role in certain compensation decisions, including making recommendations, which are then reviewed and approved by the Compensation Committee or Board, as required, with respect to the following:

- Annual business goals and objectives for the Short-term Incentive Plan ("STIP") and the Long-term Incentive Plan ("LTIP") programs
- Base salary adjustments, STI and LTI targets, and actual awards for Eldorado's NEOs and other officers
- Company-wide equity-based compensation for senior managers
- Adjustments to compensation programs and structure

The Compensation Committee takes into account the recommendations of the President & CEO prior to making its recommendations to the Board. The President & CEO does not recommend their own compensation.

Role of Independent Compensation Consultants

The Compensation Committee engages independent compensation consultants, who provide no other work for the Company, to advise on executive and director compensation matters. Beginning in 2016, the Company retained WTW in connection with the review and update of its executive and director compensation program.

In 2022, WTW:

- Commented on various incentive design and governance-related trends within the mining industry and more broadly
- Reviewed the peer group used for executive and director compensation purposes
- Provided an update to the executive compensation design review that was presented to the Compensation Committee in 2021 and reviewed in 2022
- Conducted executive and director compensation reviews
- Provided assistance related to proxy disclosure
- Attended all Compensation Committee meetings

The Compensation Committee considers the data and advice of its advisors as well as many other factors. Ultimately, all decisions and recommendations to the Board are their own.

In 2022 and 2021, we paid the following amounts to consultants for services related to advice on compensation for the directors and executive officers:

Executive compensation-related fees (CDN$)	2022	2021
WTW	194,850	188,370
Mercer	39,350	66,150
Total	$234,200	$254,520
All other fees (CDN$)		
Mercer (non-executive work)	19,889	18,545
Total	$19,889	$18,545
Combined total	$254,089	$273,065

No other fees for services not related to executive and director compensation matters have been billed by the compensation consultants or any of their affiliates. All services provided to the Company at the request of Management by WTW must be pre-approved by the Compensation Committee.

From time to time, management engages other compensation consultants to support executive and non-executive compensation-related practices. In 2022, Mercer provided market data for executive and non-executive compensation benchmarking.

Compensation Components and 2022 Compensation Decisions

Our executive compensation program consists of various components in which performance is measured over different time periods and rewarded accordingly. Each component supports our stated compensation philosophy and approach.

One of the key governing principles of Eldorado's compensation objectives is to align compensation with shareholder interests. With this in mind, Eldorado allocates a significant portion of total compensation in equity for NEOs. The cash components enable us to attract, motivate and retain high-calibre individuals to deliver high-level performance in the short and medium term.

Eldorado targets the 50th percentile of our peer group on the compensation elements, which are shown below.

Summary of Compensation Components



	FIXED	VARIABLE				
Components	**CASH**			**EQUITY**		
	Salary	**Short-term Incentive Plan**		**Long-term Incentive Plan**		
Purpose	Compensates executives for leadership and management skills and the degree of accountability in their roles	Rewards executives for their contribution to the achievement of near-term strategic goals and objectives that drive value		Links the interests of the executives and shareholders by rewarding executives for creating sustained shareholder value over several years		
Detail – Makeup		**Corporate Objectives**	**Individual Objectives**	**Performance Share Units**	**Restricted Share Units**	**Options**
Weighting		**CEO: 100%** EVPs: 70% SVPs: 50%	**0%** 30% 50%	**50%**	**25%**	**25%**
Target amount		**CEO: 100% of salary** EVPs: 80% of salary SVPs: 65% of salary		**CEO: 220% of salary** EVPs: 150% of salary SVPs: 120% of salary		
Outcomes		0–2X target	0–2X target	Performance 0–2X	1X	1X
Performance Period	**1 Year**	**1 Year**		**3 Years** Cliff vests	**3 Years** Vests one-third each year	**5 Years** Vests one-third each year
Measures	Assessed performance Reference to peer group	30% ESG: Safety, Sustainability, Governance & People 35% Operational Excellence 35% Growth & Strategic Focus	Specifically designed for each executive and aligned with corporate strategy and objectives	Three-year relative TSR vs PSU peer group performance (absolute TSR constraint) Tracks share price performance	Tracks share price performance	Requires share price increase compared with date of grant

Eldorado also provides a Defined Contribution Supplemental Executive Retirement Plan ("DC SERP") that provides an important source of income at retirement and is a retention tool. Details on the program can be found on page 87.

Compensation Components

The following is a time-based visual representation of the compensation components that make up the total compensation package for our NEOs.


Base Salary
Fixed pay, set annually
STIP
Payout based on 2022 performance, paid in Q1 2023
Performance Share Units
Awarded in 2023 and cliff vest in 2026; payout based on three-year absolute and relative TSR performance compared to the PSU peer group
Restricted Share Units
Awarded in 2023 and vest in thirds on the first, second and third anniversary of the grant
Stock Options
Awarded in 2023 and vest in thirds on the first, second and third anniversary of the grant. Options expire on the fifth anniversary of the grant
Years
0
1
2
3
4
5

Base Salary

We aim to establish the base salary component as a competitive foundation for our executive compensation program, and we seek to be responsive to changing market conditions.

When determining base salaries, factors such as the executive's experience, responsibility, proven or expected performance, employment market conditions and competitiveness when compared to similar positions in Eldorado's peer group are considered.

Our compensation philosophy targets base salaries at the 50th percentile of Eldorado's peer group. Base salaries may be set above or below the target level to recognize exceptional sustained performance or the developing nature of incumbents in certain roles and to attract and retain the best talent.

NEOs	2022 (CDN$)	% Change	2021 (CDN$)
George Burns	1,020,000	–	1,020,000
Philip Yee	530,604	2.0	520,200
Joseph Dick (1)	561,816	8.0	520,200
Lisa Ower	408,408	4.0	392,700
Paul Ferneyhough	418,200	2.0	410,000

Note:

(1) Mr. Dick relocated to Amsterdam, effective October 1, 2021. His salary for the period was converted from Canadian dollars to euros using the monthly average exchange rate.

Short-term Incentive Plan

The Short-term Incentive Plan ("STIP") is an annual cash award designed to incentivize and reward personnel for achieving near-term goals set by the Board, Compensation Committee and the executive team, which are seen as critical to advancing Eldorado's strategic goals and objectives. Given the life cycle of assets in the mining industry, it may be a number of years before these achievements are reflected in the Company's operating and financial results.

Each year, the strategic goals and objectives, which form the basis of the STIP, are carefully considered by the Compensation Committee with a view to establishing a realistic and balanced set of performance targets that both encourage initiative and discourage underperformance in areas important to Eldorado. The STIP objectives established at the corporate level are cascaded down to all levels of management throughout the Company to maintain alignment.

While the STIP is based on a one-year performance period, we set challenging operational, financial and strategic objectives to build long-term shareholder value. The combination of the STIP program along with the LTIP program, described in the following pages, is intended to motivate our team to be committed to achieving current year STIP targets without taking excessive risks or compromising future performance.

The STIP award is calculated as follows:



Base Salary ($)	×	Target Award Level (%)	×	Corporate (Achievement Level × Weighting)	+	Individual (Achievement Level × Weighting)	=	STIP Award ($)
		Expressed as a percentage of base salary Varies by position level and responsibility Aligns with industry practice		Multiple objectives within the corporate scorecard, each with an assigned weighting Achievement level is based on quantitative assessment of performance		Multiple objectives that vary by participant depending on role Each objective is assigned a weighting Achievement level is based on how well the participant achieves each personal objective		

The table below shows the 2022 target award levels and framework for each of the NEOs.

NEOs	Target award level (% of base salary)	Potential payout range (% of base salary)	Corporate objectives weighting (%)	Individual objectives weighting (%)
George Burns	100	0–200	100	–
Philip Yee	80	0–160	70	30
Joseph Dick	80	0–160	70	30
Lisa Ower	80	0–160	70	30
Paul Ferneyhough	65	0–130	50	50

2022 Corporate Objectives Results

In 2022, Eldorado secured financing to develop the world-class Skouries project in Greece, delivered production that was approximately 1% below the low end of our guidance range, actively managed costs in the face of inflationary headwinds that affected the entire industry, and continued to drive environmental, social and governance ("ESG") performance throughout the Company. The following section provides an overview of our 2022 corporate scorecard and a summary of achievements. On the following page, details on each goal and our final corporate score for 2022 are provided.

ESG: Safety, Sustainability, Governance and People

30%

Operating safely and sustainably and developing our people are key components of Eldorado's strategy. We continually look for ways to minimize safety incidents, maintain a strong safety and sustainability culture, and invest in our people.

- **Safety:** In 2022, we focused on health and safety corrective actions across the organization as a leading indicator in order to improve on the prior year's lagging indicators. While LTIFR was below threshold, we made progress in reducing TRIFR in 2022, marking a four-year downward trend. We continue to proactively improve workplace health and safety year over year.
- **Sustainability:** We continued to implement our Sustainability Integrated Management System ("SIMS"), which is a global framework that outlines a common set of minimum-performance standards across Eldorado. Our sustainability goals in 2022 also included advancing our Climate Change Strategy and Responsible Gold Mining Principles ("RGMPs") alignment and completing our first internal SIMS Compliance Audit at Lamaque.
- **People and capabilities:** In 2022, we aligned the organizational structure to support Eldorado's transformation, completed a talent, skills and capabilities assessment in Greece and a critical roles identification and talent-mapping process across the organization.
- No fatalities and no major social or major environmental incidents were recorded so no negative modifiers to the outcomes were applied.

Operational Execution

35%

Operational excellence and operating profitable mines is critical to Eldorado's ongoing success.

- **Total by-product produced (gold equivalent):** Total gold and gold equivalent production was 502,119 ounces, which was below target. This lower gold production was largely due to severe weather impacts and COVID absenteeism at the start of 2022.
- **Cash operating cost** [1]**:** Full year cash operating costs of $788 per ounce sold in 2022 was 5% above our revised guidance and missed our scorecard target. This was driven by lower-than-expected production, price increases for commodities and consumables, including electricity in Türkiye and Greece, and fuel and reagents at Kışladağ.
- **Critical capital ratio:** The ratio of our capital which was determined to be "critical" relative to our overall capital expenditure was determined to be below target for the year.
- **All-in sustaining costs ("AISC")** [1]**:** $1,276 per ounce sold in 2022, meeting our revised guidance published in July 2022, but missing our scorecard target due to higher operating cash costs.

Growth and Strategic Focus

35%

Growing and optimizing our operations and projects and maintaining our reserves and resources are essential to Eldorado's growth and value-creation.

- **Greece:** Continued to progress Olympias transformation in 2022.
- **Greece:** In December 2022, Eldorado announced a €680 million project-financing facility. Construction and commissioning are expected to take approximately three years, with first production in 2025.
- **Lamaque:** In February 2022, an updated technical study was published for Lamaque, showcasing the significant upside potential from the lower Triangle Zones and Ormaque deposit.
- **Business improvement and planning:** Implemented and significantly improved on the review process and cadence, delivering value to the organization through continuous improvement and business planning.
- **People:** Enhanced individual performance management practices to drive greater alignment with business goals at deeper levels of the organization with enabling technology.
- **Resources:** The Company successfully met our resources targets for 2022 with the addition of measured and indicated and inferred ounces.

Note:

(1)   These ratios are non-IFRS ratios. See the "Non-IFRS and Other Financial Measures and Ratios" section on page 110 in this Circular for explanations and discussion of these non-IFRS ratios.

2022 Corporate Objectives Results

Objective		Threshold	Target	Challenge	Result	Weighting (%)	Score	Achievement level (%)
ESG: Safety, Sustainability, Governance and People (30%)								
Reduce LTIFR		0.88	0.79	0.70	1.19	5	0.00	0.00
Reduce TRIFR		5.73	5.16	4.58	4.67	5	1.84	9.20
Leadership safety engagement		*Compliance with safety-card use across all sites with limited LTIs and above target TRIFR performance*				5	1.00	5.00
Sustainability		*Progressed implementation of our SIMS and our Climate Change Strategy, advanced RGMP alignment*				10	1.88	18.80
People and culture – capabilities		*Aligned the organizational structure to support Eldorado's transformation*				5	1.00	5.00
Modifier: Zero fatalities, zero major environmental and social incidents		*Achieved, no negative modifier applied*						
Operational Execution (35%)								
Production as gold equivalent (oz) [1]	Total gold produced (oz)	431,474	479,415	527,357	453,916	15	0.62	9.40
	Total by-product produced (gold equivalent oz)	57,205	63,561	69,917	48,203			
	Total production as gold equivalent	488,678	542,976	597,274	502,119			
Cash operating costs (USD$/oz sold) [2]		$734	$667	$600	$788	10	0.00	0.00
Critical capital ratio		0.90	0.95	1.00	0.81	10	0.00	0.00
AISC (USD$/oz) [2]		$1,241	$1,128	$1,015	$1,276			
Our Future: Growth and Strategic Focus of Eldorado (35%)								
Olympias transformation		*Key milestones towards operating-initiative implementation designed to improve productivity were delivered on time and on budget*				4	1.00	4.00
Business improvement and planning		*Implemented and significantly improved on the review process and cadence, delivering value to the organization through continuous improvement and business planning*				4	2.00	8.00
Performance management		*Implemented and significantly improved on the review process and cadence, delivering value to the organization through continuous improvement and business planning*				4	1.50	6.00
Advance Skouries project		*Advanced on Skouries project through Greece transformation, project financing and continued early-works to protect future construction schedule*				12	1.40	16.80
Lamaque technical studies and Lamaque First Nation Agreement		*Continued to grow Lamaque value through technical studies* *Made significant progress on reaching agreement with the Anishnabe Nation of Lac-Simon*				7	1.50	10.50
Target resources		*Exceeded target on addition of measured and indicated and inferred ounces*				4	1.00	4.00
Corporate score								**97%**

Notes:
(1) Total by-product produced (gold equivalent) is based on production forecasts for the year and metal prices of $1,750 Au, $25.00 Ag, $2,650 Zn and $2,100 Pb.
(2) These ratios are non-IFRS ratios. See the "Non-IFRS and Other Financial Measures and Ratios" section on page 110 in this Circular for explanations and discussion of these non-IFRS ratios.

2022 STIP Awards

The table below shows the actual STIP awards for the year ended December 31, 2022.

NEOs	2022 Base salary (CDN$)	Target STIP (% of salary)	Corporate performance		Individual performance		Achievement level (%)	STIP payout (achievement level × target award) (% of salary)	2022 STIP award (CDN$)
			Weight (%)	Score	Weight (%)	Score			
George Burns	1,020,000	100	100	0.97	0	n/a	97	97	989,400
Philip Yee	530,604	80	70	0.97	30	1.61	116	93	493,249
Joseph Dick	561,816	80	70	0.97	30	1.38	109	87	491,252
Lisa Ower	408,408	80	70	0.97	30	1.65	117	94	383,577
Paul Ferneyhough	418,200	65	50	0.97	50	1.92	145	94	392,794
Total payout									**$2,750,273**

Looking Ahead to 2023

Short-term Incentive Plan

In 2022, we continued to develop the foundations to support long-life, world-class global mining operations. Our short-term incentive was designed to address the needs of the Company as we implemented our strategy, and particularly to provide a portion of annual compensation tied to very specific individual objectives tailored to each executive's responsibilities. It was a critical step for that stage in our development as we refocused the Company on the execution of our strategy, on operational excellence, and on the accountability of our executives for our success.

To ensure that Eldorado is positioned to excel over the next phase of our development, the Board and CEO are redefining the individual component of our short-term incentive in 2023 to ensure that it reflects the changing dynamics of our business and continues to align our executive pay outcomes to the value that we create for our shareholders. We are able to assess the output of the team as a whole using the Corporate Objectives Scorecard, which defines our success. Our focus will now shift to our executive team sharing joint responsibility for Eldorado achieving those corporate objectives while retaining the ability to differentiate those who make extraordinary contributions.

Long-term Incentive Plan

Long-term incentives ("LTIs") align the experience of our executives with that of our shareholders by tying a significant portion of their total compensation to the long-term performance of Eldorado's share price. LTIs encourage our executives to focus on the long-term impact of their decisions and actions and to provide rewards in the event their efforts result in future value-creation. The ultimate value each recipient receives is contingent upon Eldorado's share price performance. Previous grants are not directly taken into account, but may be considered when determining the annual PSU, RSU and stock option awards.

The value of LTIs will increase or decrease reflecting the executive team's achievement of short- and long-term objectives that impact share price performance over the vesting period for these incentives.

Target LTI Award and Mix

Eldorado's target LTI award value and mix comprises PSUs (50%), RSUs (25%) and Options (25%). The mix, vesting and expiry periods align with industry best practices and good governance.


PSUs (50%)
PSUs cliff vest after three years
RSUs (25%)
RSUs vest in one-thirds over three years
Options (25%)
Options vest in one-thirds over three years, and expire on the fifth anniversary of the grant
Expires
Years
0
1
2
3
4
5

Vesting Terms and Conditions

The vesting terms and conditions of each form of LTI are summarized in the following table.

	Performance Share Units ("PSUs")	Restricted Share Units ("RSUs")	Stock Options
Determining the number of units granted	PSU grant value divided by closing share price on day prior to grant	RSU grant value divided by closing share price on day prior to grant	Stock option grant value divided by Black–Scholes value
Vesting	Vests on the third anniversary of the grant date if performance-vesting criteria are met	Vests in three tranches – one-third on each of the first, second and third anniversaries of the grant date	Vests in three tranches – one-third on each of the first, second and third anniversaries of the grant date
Expiry or redemption	Redeemed after three years, provided vested	Redeemed after three years (at the latest), provided vested	Expires after five years
Equity ownership requirements	Not included	Included	Not included

Performance Share Units

PSUs can be granted from the PSU Plan or RSU Plan (with specific performance criteria attached at grant). PSUs align the interests of NEOs with Eldorado's long-term performance by providing compensation that is conditional on the achievement of pre-determined performance criteria.

PSUs cliff vest on the third anniversary of the grant date. The final number of PSUs redeemed may be higher or lower than the number of PSUs initially granted, depending on Eldorado's three-year relative Total Shareholder Return ("relative TSR") performance over the three-year performance period and the three-year absolute Total Shareholder Return ("absolute TSR") performance.

While PSUs can be settled in cash or shares under the terms of the Plan, the Board has determined that all PSUs that have vested have been settled in shares. The number of PSUs that are earned and redeemed is calculated as follows:



Number of PSUs Granted x **Three-year Relative TSR Multiplier** = **Final Number of PSUs**

In 2022, the Board reviewed and approved a change to the methodology used to evaluate relative TSR performance. Beginning for the 2022 award (granted in early 2023), a percentile rank approach to evaluating relative PSU performance will be used, consistent with the approach used by a majority of our peers. Prior to each grant, the Board will approve a PSU peer group, which will be a subset of companies within the TSX Global Gold Index. Performance of each company will be measured over the three-year performance period using a 20-day volume weighted average price ("VWAP") to measure the starting and ending performance of each peer. Eldorado's performance over the same three-year period will be measured as a percentile of the peer group. The Board back tested the past relative TSR results to determine that outcomes are likely to be reasonable when considered against past outcomes. The new approach results in increased consistency in evaluation and an easier-to-understand method, thereby increasing participant engagement in the plan and retention. The following evaluation scale will be used to determine the PSU multiplier for PSUs granted starting in 2023.

Relative TSR Measurement

The following chart represents the new relative TSR achievement and payout levels that were recently approved by the Board for PSU grants starting in 2023. This chart represents a market-typical PSU payout of 100% at P50, no payout for achievement below P25, and 200% payout for achievement of P75 or higher.

PSU Achievement

Relative Performance Required	Three-year Relative TSR Multiplier
<25th percentile	0%
25th percentile	50%
Between 25th and 50th percentile	Linear interpolation
50th percentile	100%
Between 50th and 75th percentile	Linear interpolation
≥75th percentile	200%

Three-year Absolute TSR Constraint

The three-year relative TSR multiplier will be capped at 100% if Eldorado's three-year absolute TSR is negative over the performance period, even if our TSR performance is better than our peers.

Why Relative TSR?

Relative TSR compares our share price performance to the constituents of the PSU peer group, which includes many of the companies in the S&P/TSX Global Gold Index; this provides a clear indication of our performance compared to that of our peers over the same time period.

The following PSU performance peer group was approved by the Board in early 2023 to evaluate relative TSR performance over the 2023 to 2026 performance period. All constituents of the TSX Global Gold Index were included except for royalty, streaming and non-producing companies, which were removed.

2022 Peer Group (n = 30)			
Agnico Eagle Mines Limited	Compañía de Minas Buenaventura	IAMGOLD Corporation	Orla Mining Ltd.
Alamos Gold Inc.	DRDGOLD Limited Gold	K92 Mining Inc.	SSR Mining Inc.
AngloGold Ashanti Limited	Dundee Precious Metals Inc.	Karora Resources Inc.	Torex Gold Resources Inc.
Aris Mining Corporation	Endeavour Mining plc.	Kinross Gold Corporation	Victoria Gold Corp.
B2Gold Corp.	Equinox Gold Corp.	Lundin Gold Inc.	Wesdome Gold Mines Ltd.
Barrick Gold Corporation	Gold Fields Limited	New Gold Inc.	Yamana Gold Inc. [1]
Centerra Gold Inc.	Harmony Gold Mining Company	Newmont Corporation	
Coeur Mining, Inc.	i-80 Gold Corp.	OceanaGold Corporation	

Note:

(1) Effective March 31, 2023, Yamana Gold Inc. has been acquired by Pan American Silver Corp.

The former relative TSR evaluation method will continue to be used to evaluate relative TSR performance for PSUs granted in 2022 and prior. The former evaluation method is calculated as follows:

Relative Performance Required	Three-year Relative TSR Multiplier
≤75% of S&P/TSX Global Gold Index	0%
Between 75% and 100% of Index	Linear interpolation
Equal to Index	100%
Between 100% and 150% of Index	Linear interpolation
≥150% of Index	200%

Eldorado's three-year relative TSR performance over the three years ended February 25, 2022, resulted in a 200% PSU performance multiplier. Absolute TSR was 151% over the period.

In 2022, the Board approved the PSU achievement and subsequent redemption of PSUs vested on February 25, 2022. Eldorado's TSR over the three-year performance period ended February 25, 2022, and was 151% compared to the S&P/TSX Global Index TSR of 70% over the same period, resulting in three-year relative TSR performance at 215% of the S&P/TSX Global Index, which resulted in 200% PSU achievement. The Board determined that the PSUs vested in 2022 would be settled in shares.

Based on feedback from shareholders, the Compensation Committee has been exploring the potential use of a second PSU metric. In 2022, with the support of WTW, the Committee reviewed the addition of a sustainability metric within the PSU scorecard. Based on this review, the Compensation Committee will continue to evaluate alternative options for a second PSU metric such as a sustainability or project metric for introduction in a future year.

Restricted Share Units

The RSU Plan promotes share ownership in the Company and serves as a retention incentive for our NEOs. The value of RSUs redeemed is dependent on the share price at the time of redemption, which can be higher or lower than the value reported at the time of grant; in this way, the experience of our executives is linked to that of our shareholders.

RSU awards typically vest in three tranches over three years.

Stock Options

Stock options link the experience of our executives to that of our shareholders, and encourage our executives to execute strategic business goals and objectives designed to improve share price performance. Any value received from stock options is entirely dependent on share price appreciation.

Stock options vest in three tranches over a three-year period and expire after five years from the date of grant. The long-term vesting and expiry schedule promotes continued efforts to return shareholder value, and it also acts as a retention tool.

2022 Long-term Incentives

The table below shows the number of units and value of LTIs awarded to the NEOs for 2022 (granted in 2023). LTIs form part of the annual compensation package for executives and are granted in the first quarter following year end.

NEOs	LTI target (% of salary)	PSUs		RSUs		Stock options	
		Number granted	Value [1] (CDN$)	Number granted	Value [1] (CDN$)	Number granted	Value [1] (CDN$)
George Burns	220%	–	1,166,880	–	583,440	–	583,440
Philip Yee	150%	–	413,850	–	206,925	–	206,925
Joseph Dick	150%	–	438,225	–	219,113	–	219,113
Lisa Ower	150%	–	318,525	–	159,263	–	159,263
Paul Ferneyhough	120%	–	266,160	–	133,080	–	133,080

Note:

(1)   The table outlines the value of 2022 LTI awarded. PSUs, RSUs, and Options have not been issued and will be issued in accordance with the terms of the respective plans.

Retirement Benefits

In 2017, Eldorado introduced a Defined Contribution Supplemental Executive Retirement Plan ("DC SERP") for the President & CEO and other designated executive officers in Canada to replace an earlier pension program. Going forward, all new executives who are eligible to receive supplementary retirement benefits will participate in the DC SERP.

On December 13, 2019, the Company resolved to wind up the Defined Benefit Pension Plan ("DB SERP"), effective December 31, 2019. There are no active participants in the DB SERP.

Mr. Dick does not participate in any of Eldorado's retirement plans.

Defined Contribution SERP

The DC SERP was designed to provide supplementary retirement benefits to executives who are subject to the limitation imposed by the *Income Tax Act* (Canada) ("*Tax Act*") on annual registered retirement savings plan ("RRSP") contributions. For the purpose of the *Tax Act*, the DC SERP is intended to be a retirement plan funded as a retirement compensation arrangement. It is not intended to qualify as a registered pension plan.

DC SERP benefits are accumulated based on 10–15% of annual base salary plus the paid or target STI award, depending on the executive, less contributions to an RRSP. Contributions under the DC SERP are accumulated with interest, and are payable to the executives upon retirement, resignation, death or termination, with or without cause, subject to the executive meeting a required vesting period of up to five years of service.

The DC SERP is funded on an annual basis, and the Company has elected for the funds to be invested by an investment manager. The investment risks and rewards are assumed by each participant and not by the Company.

During the year ended December 31, 2022, a total of CDN$475,023 was accumulated in contributions on behalf of Mr. Burns, Mr. Yee and Ms. Ower. Accumulated pension benefits under the DC SERP (up to and including 2022) and annual RRSP contributions are as follows:

NEOs [1]	Accumulated value at start of year [2] (CDN$)	2022 Compensatory change [3] [4] (CDN$)	Accumulated value at end of year (CDN$)
George Burns	1,481,000	306,000	1,787,000
Philip Yee	300,781	95,509	396,290
Lisa Ower	85,927	73,514	159,441

Notes:

(1) Mr. Dick and Mr. Ferneyhough are not eligible to participate in the DC SERP.

(2) Mr. Yee's accumulated value at the start of the year is restated to $300,781 from $299,811 as reported in our 2022 Management Proxy Circular.

(3) SERP benefits are fully vested following a five-year vesting period of SERP membership, except those of Mr. Burns, whose SERP benefits are fully and immediately vested.

(4) This amount excludes the annual return value.

Perquisites and Benefits

Executives receive benefits that include medical, extended health, dental, disability, critical illness and life insurance coverage.

None of the NEOs received perquisites which, in the aggregate, were worth more than CDN$50,000, or 10%, of the respective executive officer's salary. Mr. Burns, Mr. Yee, Ms. Ower and Mr. Ferneyhough received benefits in the form of parking and an annual health assessment. Mr. Burns also received a club membership. Due to being located in the Netherlands, Mr. Dick received a monthly housing allowance in lieu of a pension plan, an 8% holiday allowance, and the customary 13th-month salary paid in the Netherlands.

In 2019, the Company launched an Employee Share Purchase Plan ("ESPP") in Canada to encourage all full-time employees, including executives, to purchase common shares of the Company. Shares are purchased through the open market and are not issued through treasury. Eligible employees may contribute up to 10% of their annual base salary through payroll deductions. The Company makes a matching contribution equal to 50% of the participant's contributions up to an annual maximum of $10,000. Participation in the ESPP is voluntary.

Named Executive Officers

The following biographies provide an overview of each Named Executive Officer's ("NEO's") role, responsibilities, 2020–2022 total compensation with year-over-year comparisons, performance-based compensation and equity ownership. For more detailed information on total compensation for NEOs, please see page 94. For their pay mix, see page 70, and for equity ownership requirements, see page 74.



George Burns

President and Chief Executive Officer

Mr. Burns joined Eldorado on February 1, 2017 and assumed the role of President and Chief Executive Officer on April 28, 2017. Prior to joining us, Mr. Burns was Executive Vice President and Chief Operating Officer at Goldcorp. He also held the Goldcorp positions of Senior Vice President, Mexican Operations and Vice President, Canada and United States, respectively. Prior to that he was Senior Vice President & Chief Operating Officer of Centerra Gold Inc.

Mr. Burns has over 30 years of experience in the mineral sector including executive, operations, development and engineering leadership roles in gold, copper and coal operations. Mr. Burns has served in various capacities for Asarco LLC including Vice President of Mining as well as numerous capacities for Cyprus Minerals Corporation. He began his career with Anaconda Company in 1978.

Time with Eldorado >6 years   **Time in industry** >30 years

COMPENSATION

As at December 31 (CDN$)	2022	2021	2020
Base salary	**1,020,000**	1,020,000	1,000,000
Short-term incentive	**989,400**	1,296,420	1,500,000
Share-based award	**1,750,320**	1,682,984	1,682,989
Options	**583,440**	561,000	561,000
DC SERP/Other	**306,000**	306,000	300,000
Total direct compensation	**$4,649,160**	$4,866,404	$5,043,989
Change from last year	**-4%**	-4%	

2022 PAY MIX



- Salary
- STIP
- Share-based
- Options
- DC SERP/Other
- Performance-based Pay

EQUITY OWNERSHIP

Note:

(1) Based on the higher of the value at acquisition date or fair market value at December 31, 2022 (CDN$11.29). For more information on executive equity ownership, see page 74.

OWNERSHIP REQUIREMENT		OWNERSHIP UNDER THE GUIDELINES	
Ownership requirement	Ownership requirement value	Total ownership value [1]	Meets ownership requirement
3 × base salary	$3,060,000	$7,924,398	Yes



Philip Yee

Executive Vice President and Chief Financial Officer

Mr. Yee was appointed Executive Vice President and Chief Financial Officer in September 2018. He is responsible for overseeing Eldorado's financial strategy, planning and analysis, accounting and financial reporting, as well as its tax and treasury functions. Mr. Yee has extensive experience in the mining industry, financial management and reporting, financial and operational recovery, M&A, international risk management and strategy development. He most recently held the position of EVP & CFO at Kirkland Lake Gold and was SVP & CFO with Lake Shore Gold between 2013 and 2016. Mr. Yee holds a BCom. from the University of Saskatchewan and is a Chartered Professional Accountant. Mr. Yee has served on the board of directors for Kumtor Operating Company, the Eurasia Foundation Central Asia and the American Chamber of Commerce Bishkek.

Time with Eldorado >4 years   **Time in industry** >30 years

COMPENSATION

As at December 31 (CDN$)	2022	2021	2020
Base salary	**530,604**	520,200	510,000
Short-term incentive	**493,249**	570,014	656,880
Share-based award	**620,775**	596,917	585,202
Options	**206,925**	198,974	195,071
DC SERP/Other	**95,509**	93,636	91,800
Total direct compensation	**$1,947,062**	$1,979,741	$2,038,953
Change from last year	**-2%**	-3%	

2022 PAY MIX



- Salary — 27%
- STIP — 25%
- Share-based — 32%
- Options — 11%
- DC SERP/Other — 5%
- Performance-based Pay — 68%

EQUITY OWNERSHIP

OWNERSHIP REQUIREMENT		OWNERSHIP UNDER THE GUIDELINES	
Ownership requirement	Ownership requirement value	Total ownership value [1]	Meets ownership requirement
2 × base salary	$1,061,208	$4,872,607	Yes

Note:

(1) Based on the higher of the value at acquisition date or fair market value at December 31, 2022 (CDN$11.29). For more information on executive equity ownership, see page 74.



Joseph Dick

Executive Vice President and Chief Operating Officer

Mr. Dick joined Eldorado in December 2019 and assumed the role of Executive Vice President and Chief Operating Officer on December 16, 2019. Prior to joining Eldorado, Mr. Dick was SVP, Latin American Operations at Goldcorp, where he was responsible for four operating units, which produced an average of over 800,000 ounces annually between 2017 and 2018. Prior to Goldcorp, he held progressively senior roles for Barrick Gold Corporation, including General Manager for the Pueblo Viejo mine in the Dominican Republic, during its transition from construction to operations, and General Manager of the Cortez District during the Cortez Hills expansion. He has also held management roles with Rio Tinto in Utah and Alaska. Mr. Dick has over 35 years of mining experience, including executive, safe operations, projects, engineering and production support roles in gold, silver and base metals operations. He holds a B.Sc. in Mining Engineering from the University of Montana.

Time with Eldorado >3 years   **Time in industry** >35 years

COMPENSATION

As at December 31 (CDN$)	2022	2021 [1]	2020
Base salary	**561,816**	520,200	510,000
Short-term incentive	**491,252**	594,984	622,200
Share-based award	**657,338**	632,038	585,202
Options	**219,113**	210,677	195,071
DC SERP/Other [2]	**66,409**	–	–
Total direct compensation	**$1,995,927**	$1,957,899	$1,912,473
Change from last year	**2%**	2%	

2022 PAY MIX



- ● Salary — 28%
- ● STIP — 25%
- ● Share-based — 33%
- ● Options — 3%
- ● DC SERP/Other — 11%
- | Performance-based Pay — 69%

EQUITY OWNERSHIP

OWNERSHIP REQUIREMENT		OWNERSHIP UNDER THE GUIDELINES	
Ownership requirement	Ownership requirement value	Total ownership value [3]	Meets ownership requirement [4]
2 × base salary	$1,123,632	$499,283	On track

Notes:

(1) Mr. Dick relocated to Amsterdam, effective October 1, 2021. His salary for the period was paid in euros by converting from Canadian dollars to euros using the monthly average exchange rate. All other salaries are paid in Canadian dollars.

(2) Mr. Dick receives a monthly housing allowance in lieu of a DC SERP, an 8% holiday allowance and the 13th-month pay due to being located in the Netherlands.

(3) Based on the higher of the value at acquisition date or fair market value at December 31, 2022 (CDN$11.29). For more information on executive equity ownership, see page 74.

(4) Mr. Dick is on track to meet his ownership requirement and has until December 2024 to meet the requirement.



Lisa Ower

Executive Vice President, Chief People Officer and External Affairs

Ms. Ower was appointed EVP, People and External Affairs, in November 2020, and to EVP, Chief People Officer and External Affairs, in July 2022. She joined Eldorado in August 2018 as Vice President, Human Resources. Ms. Ower is responsible for overseeing external affairs, government relations, corporate HR strategy, organizational design, and talent management solutions to maximize engagement and support business strategy and operational plans. As Diversity Officer, Mr. Ower serves as executive sponsor of Eldorado's Inclusive Diversity efforts, guiding people practices and organizational culture-building efforts across the global footprint. Ms. Ower has over 20 years of global experience in human resources having most recently been Vice President People, Culture and Communications at Enerplus and Vice President People and Corporate Services at Veresen. Ms. Ower holds a M.Sc. in Educational Psychology and a B.Sc. in Psychology from College of Saint Rose, New York.

Time with Eldorado >4 years   **Time in industry** >4 years

COMPENSATION

As at December 31 (CDN$)	2022	2021 [(1)]	2020
Base salary	**408,408**	392,700	327,048
Short-term incentive	**383,577**	420,880	299,801
Share-based award	**477,788**	459,444	441,763
Options	**159,263**	153,149	147,263
DC SERP/Other	**73,513**	70,686	15,241
Total direct compensation	**$1,502,548**	$1,496,859	$1,231,116
Change from last year	**0%**	22%	

2022 PAY MIX



- Salary
- STIP
- Share-based
- Options
- DC SERP/Other
- Performance-based Pay

27% 26% 32% 68% 11% 5%

EQUITY OWNERSHIP

OWNERSHIP REQUIREMENT		OWNERSHIP UNDER THE GUIDELINES	
Ownership requirement	Ownership requirement value	Total ownership value [(2)]	Meets ownership requirement [(3)]
2 × base salary	$816,816	$540,204	On track

Notes:

(1) Ms. Ower was promoted to Executive Vice President, People and External Affairs, effective November 2020.

(2) Based on the higher of the value at acquisition date or fair market value at December 31, 2022 (CDN$11.29). For more information on executive equity ownership, see page 74.

(3) Ms. Ower is on track to meet her ownership requirement and has until November 2025 to meet the requirement.



Paul Ferneyhough

Senior Vice President, Chief Strategy and Commercial Officer

Mr. Ferneyhough was appointed SVP, Chief Strategy and Commercial Officer in January 2023. He previously joined Eldorado in May 2021 as SVP, Chief Growth and Integration Officer. Prior to joining Eldorado Gold, he spent nearly two decades with Repsol SA (and Talisman Energy), most recently as Executive Director leading Repsol's North American upstream oil and gas division. He also held progressively senior leadership roles in corporate, line and functional areas including finance, investor relations, strategy, commercial, planning, and business performance management. Mr. Ferneyhough is a qualified chartered accountant (ICAEW) and has a B.Sc. (Hons.) in Physics from Durham University, United Kingdom.

Time with Eldorado >1 year   **Time in industry** >1 year

COMPENSATION

As at December 31 (CDN$)	2022	2021 [1] [2]	2020
Base salary	**418,200**	240,720	–
Short-term incentive	**392,794**	359,908	–
Share-based award	**399,240**	513,627	–
Options	**133,080**	104,549	–
DC SERP/Other	**–**	–	–
Total direct compensation	**$1,343,314**	$1,218,804	$–
Change from last year	**10%**		

2022 PAY MIX



- ● Salary
- ● STIP
- ● Share-based
- ● Options
- | Performance-based Pay

EQUITY OWNERSHIP

OWNERSHIP REQUIREMENT		OWNERSHIP UNDER THE GUIDELINES	
Ownership requirement [3]	Ownership requirement value	Total ownership value [4]	Meets ownership requirement [3]
N/A	Nil	$156,315	N/A

Notes:

(1) Mr. Ferneyhough joined Eldorado in May 2021.

(2) Mr. Ferneyhough's 2021 share-based awards include a $200,000 on-hire award.

(3) Mr. Ferneyhough does not have equity ownership requirements in his current role.

(4) Based on the higher of the value at acquisition date or fair market value at December 31, 2022 (CDN$11.29). For more information on executive equity ownership, see page 74.

Compensation Tables and Disclosures

Shareholder Return

The graphs below show the change in value of $100 invested in our common shares over a five-year period (between December 31, 2017 and December 31, 2022) and over a one-year period (between December 31, 2021 and December 31, 2022), compared to a similar investment in the S&P/TSX Global Gold Index and the S&P/TSX Composite Index over the same period.

Five-year Performance (2018–2022)



2022 Performance



Source: Bloomberg

■ Eldorado Gold Corp.
■ S&P/TSX Global Gold Index
■ S&P/TSX Composite Index

As at December 31	2017	2018	2019	2020	2021	2022
Eldorado Gold Corp.	100	44	115	185	130	125
S&P/TSX Global Gold Index	100	97	136	167	158	154
S&P/TSX Composite Index	100	91	112	118	148	139

Cumulative total shareholder return (%)	2018	2019	2020	2021	Five-year (2022)	Five-year CAGR [1]
Eldorado Gold Corp.	-56.04	14.62	85.38	30.33	24.51	4.48
S&P/TSX Global Gold Index	-3.44	36.44	66.58	57.71	53.91	9.01
S&P/TSX Composite Index	-8.88	11.97	18.25	47.99	39.48	6.88

Note:
(1)   Compound annual growth rate ("CAGR").

A significant portion of the Company's executive compensation is in the form of equity, with the value ultimately realized tied directly to our share price performance, and therefore, provides alignment with the shareholder experience.

Summary Compensation Table

The table below shows the total compensation earned by our NEOs during the last three financial years ended December 31, 2020, 2021 and 2022.

Principal name and position	Year	Salary [1] (CDN$)	Share-based awards [2] [3] [4] (CDN$)	Option-based awards [3] [5] (CDN$)	Non-equity incentive plan compensation [6] (CDN$)	Pension value [7] (CDN$)	Other compensation (CDN$)	Total compensation (CDN$)
George Burns President & CEO	2022	1,020,000	1,750,320	583,440	989,400	306,000	–	4,649,160
	2021	1,020,000	1,682,984	561,000	1,296,420	306,000	–	4,866,404
	2020	1,000,000	1,682,989	561,000	1,500,000	300,000	–	5,043,989
Philip Yee EVP & CFO	2022	530,604	620,775	206,925	493,249	95,509	–	1,947,062
	2021	520,200	596,917	198,974	570,014	93,636	–	1,979,741
	2020	510,000	585,202	195,071	656,880	91,800	–	2,038,953
Joseph Dick [8] EVP & Chief Operating Officer	2022	561,816	657,338	219,113	491,252	–	66,409	1,995,927
	2021	520,200	632,038	210,677	594,984	–	–	1,957,899
	2020	510,000	585,202	195,071	622,200	–	–	1,912,473
Lisa Ower [9] EVP, Chief People Officer and External Affairs	2022	408,408	477,788	159,263	383,577	73,513	–	1,502,548
	2021	392,700	459,444	153,149	420,880	70,686	–	1,496,859
	2020	327,048	441,763	147,263	299,801	15,241	–	1,231,116
Paul Ferneyhough [10] SVP, Chief Strategy and Commercial Officer	2022	418,200	399,240	133,080	392,794	–	–	1,343,314
	2021	240,720	513,627	104,549	359,908	–	–	1,218,804
	2020	–	–	–	–	–	–	–

Notes:

(1) Salary is the total actual base salary paid to the individual during the applicable financial year. All salaries and benefits are reported in Canadian dollars. Mr. Dick relocated to Amsterdam, effective October 1, 2021. His salary for the period was paid in euros by converting from Canadian dollars to euros using the monthly average exchange rate. All other salaries are paid in Canadian dollars.

(2) Share-based awards are granted in the first quarter following the year of service (i.e., share-based awards granted in the first quarter of 2023 are considered 2022 compensation). For compensation and financial reporting purposes, we calculate the dollar value of the RSUs based on the closing share price per Eldorado common share on the TSX, as at the close of trade on the day prior to the grant date. For compensation purposes, we calculate the dollar value of the PSUs as the closing share price per Eldorado common share on the TSX, as at the close of trade on the day prior to the grant date in accordance with the RSU and PSU plans. For financial reporting purposes, we calculate the fair value of the PSUs using a valuator.

(3) Share- and Option-based awards for 2022 have not been issued and will be issued in accordance with the respective plans.

(4) Mr. Ferneyhough's 2021 share-based awards include a $200,000 on-hire award.

(5) Option-based awards are granted in the first quarter following the year of service (i.e., option-based awards granted in the first or second quarter of 2023 are considered 2022 compensation). For compensation and financial reporting purposes, we calculate the fair value of the option-based awards using the Black–Scholes method. We used the following assumptions in 2021 and 2022.

	Dividend yield (%)	Volatility (%)	Risk-free rate (%)	Expected life (years)	Exercise price (CDN$)
2021	–	64.54–68.00	0.25–0.63	1.92–3.92	13.23
2022	–	59.60–61.33	1.37–1.59	1.96–3.96	13.92
2023 [1]	–	–	–	–	–

(1) Option-based awards for 2022 have not been issued and will be issued in accordance with the respective plans.

(6) STIP is determined and paid out in Q1 of the following year for prior year performance. See page 79 for a description of the STIP.

(7) Eldorado does not have a pension plan. See page 87 for more information about the DC SERP retirement benefits.

(8) Mr. Dick receives a monthly housing allowance in lieu of a DC SERP, an 8% holiday allowance and the 13th-month pay due to being located in the Netherlands.

(9) Ms. Ower was appointed EVP, People and External Affairs, in November 2020, and to EVP, Chief People Officer and External Affairs, in July 2022.

(10) Mr. Ferneyhough joined Eldorado in May 2021.

Incentive Plan Awards

Outstanding Share-based and Option-based Awards

The table below shows the total number of stock options, RSUs and PSUs granted to the NEOs and their value, if any, as at December 31, 2022.

NEOs	Grant date	Number of unexercised stock options	Option exercise price (CDN$)	Option expiry date	Value of unexercised in-the-money number of stock options [1] (CDN$)	Number of unvested RSUs	Value of unvested RSUs [2] (CDN$)	Value of vested RSUs [2] (CDN$)	Number of unvested PSUs	Value of unvested PSUs [3] (CDN$)	Market value of vested share-based awards [4] (CDN$)
George Burns	05-Mar-20	102,230	12.90	05-Mar-25	–						
	02-Mar-21	100,000	13.23	02-Mar-26	–						
	01-Mar-22	99,468	13.92	01-Mar-27	–						
				Total	–	82,782	$934,609	–	250,681	$2,830,188	–
Philip Yee	26-Feb-19	504,201	5.68	26-Feb-24	2,828,568						
	26-Feb-19	68,277	5.68	26-Feb-24	383,034						
	05-Mar-20	35,548	12.90	05-Mar-25	–						
	02-Mar-21	34,772	13.23	02-Mar-26	–						
	01-Mar-22	35,279	13.92	01-Mar-27	–						
				Total	$3,211,602	29,065	$328,144	$55,784	87,728	$990,449	$55,784
Joseph Dick	02-Dec-19	152,941	10.40	02-Dec-24	136,117						
	05-Mar-20	35,548	12.90	05-Mar-25	–						
	02-Mar-21	34,772	13.23	02-Mar-26	–						
	01-Mar-22	37,354	13.92	01-Mar-27	–						
				Total	$136,117	29,906	$337,639	–	89,410	$1,009,439	–
Lisa Ower	20-Aug-18	9,615	6.15	20-Aug-23	49,421						
	26-Feb-19	24,495	5.68	26-Feb-24	137,417						
	05-Mar-20	14,629	12.90	05-Mar-25	–						
	02-Mar-21	26,250	13.23	02-Mar-26	–						
	01-Mar-22	27,154	13.92	01-Mar-27	–						
				Total	$186,838	20,456	$230,948	–	56,467	$637,512	–
Paul Ferneyhough	01-Mar-22	18,537	13.92	01-Mar-27	–						
				Total	–	7,510	$84,788	–	28,958	$326,536	–

Notes:

(1) The value of the options is based on the difference between a market value of CDN$11.29 per share (i.e., the closing price per Eldorado common share on the TSX as of December 31, 2022) and the exercise price, even though these options have not been, and may never be, exercised. Any actual gains will depend on the value of our common shares on the date the options are exercised.

(2) The value of RSUs is based on a market value of CDN$11.29 per share (i.e., the closing price per Eldorado common share on the TSX as of December 31, 2022). The actual value redeemed will be dependent on the value of our common shares on the date the RSUs are redeemed.

(3) The vesting and payout value of each of the PSUs is dependent on achievement of pre-determined performance criteria at the end of the three-year performance period of such PSUs. Unvested PSUs may be redeemed on the redemption date, equal to between 0% and 200% of the number of PSUs depending on the achievement of the performance criteria. See page 84 for further information about the PSU performance criteria. Value of unvested PSUs is presented at target, based on a market value of CDN$11.29 per share.

(4) Based on the fair market value at December 31, 2022 (CDN$11.29).

Incentive Plan Awards (Value Vested or Earned During the Year)

The table below shows the value of incentive plan awards that were vested and non-equity incentive plan compensation earned by each NEO in 2022.

NEOs	Option-based awards: value vested during the year [1] (CDN$)	Share-based awards: value vested during the year [2] [3] (CDN$)	Non-equity incentive plan compensation: value earned during the year (CDN$)
George Burns	625,700	5,282,543	989,400
Philip Yee [4]	1,661,764	5,406,300	493,249
Joseph Dick	70,986	141,452	491,252
Lisa Ower	86,100	715,083	383,577
Paul Ferneyhough	–	–	392,794

Notes:

(1) The value of the options is based on the difference of the market price on vesting date less the option price multiplied by the number of options vested, even though these options have not been, and may never be, exercised. Any actual gains will depend on the value of our common shares on the date the options are exercised.

(2) The value of RSUs is calculated by the number of shares multiplied by the value of the shares on the vesting date.

(3) PSUs vested in 2022 exceeded the threshold performance level and paid out at 200%. For more information, see "Performance Share Units" on page 84.

(4) Mr. Yee's option and share-based awards vested in 2022 include vesting from his sign-on grant.

Employment Agreements, Termination and Change of Control

We have employment agreements with our NEOs because of their critical role in the Company and to protect them from disruptions to their employment, if there is a transaction affecting the control of Eldorado. These provisions are consistent for each of our NEOs, based on level of position, and are within industry standard practices for executives in similar positions.

Each employment agreement is for an indefinite period and subjects the NEO to confidentiality provisions that apply indefinitely.

Each employment agreement includes termination provisions outlining the severance payable when the executive's employment is terminated by the Company without cause or by the executive for good reason following a change of control.

> The maximum severance payable is **2 × base salary and STIP** paid in the last 12 months.
>
> Severance is payable only if the executive's employment is terminated by the Company without cause or by the executive for "good reason" following a change of control.

A change of control occurs if:

(a) There is an acquisition of 40% or more of the voting rights attached to all outstanding voting shares of the Company by a person or combination of persons acting in concert by virtue of an agreement, arrangement, commitment or understanding, or by virtue of a related series of such events, and whether by transfer of existing shares or by issuance of shares from treasury or both; or

(b) Eldorado amalgamated, consolidated or combined with, or merged the Company into, any other person, whether by way of amalgamation, arrangement or otherwise, unless:

  · We are the surviving corporation formed from the transaction; and
  · Immediately after the transaction at least 60% of the voting rights attached to all outstanding voting shares of the Company or the corporation resulting from such amalgamation, consolidation or combination, or into which the Company is merged, as the case may be, are owned by persons who held the voting rights attached to all outstanding voting shares of the Company immediately before giving effect to such transaction; or

(c) The direct or indirect transfer, conveyance, sale, lease or other disposition, by virtue of a single event or a related series of such events, of 90% or more of the assets of the Company based on gross fair market value to any person unless (1) such disposition is to a corporation and (2) immediately after giving effect of such disposition, at least 60% of the voting rights attached to all outstanding voting shares of such corporation are owned by the Company or its affiliates, or by persons who held the voting rights attached to all outstanding voting shares of the Company immediately before giving effect to such disposition; or

(d) At least 50% of the directors constituting the Board cease to be directors as a result of, in connection with, or pursuant to a contract relating to (i) a change of control as defined in paragraphs (a), (b) or (c), or (ii) an actual or threatened contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies by or on behalf of a person or persons (other than a solicitation that was approved by directors constituting a majority of the Board).

If there is a change of control, each of the NEOs can terminate their employment for "good reason" by giving 90 days written notice within the 12-month period following a change of control and receive their severance package. Good reason has occurred if:

(a) The Company changes the executive's duties in a manner that is inconsistent with his or her current position, titles, duties, responsibilities, scope of work, discretion or power (unless, in each case, doing so is clearly consistent with a promotion);

(b) There is any reduction by the Company of the executive's total aggregate value of compensation and/or benefits or any change in the basis upon which the executive's total compensation and benefits are determined if that change is or will be adverse to the executive;

(c) There is any failure by the Company to continue any compensation program, incentive plan or benefit in which the executive is participating or entitled to participate, or the Company takes any action (or fails to take any action) in relation to any such benefit or plan that would adversely affect the executive's participation in or reduce his or her rights or benefits pursuant to any such benefit or plan, or the Company fails to increase or improve such rights or benefits on a basis consistent with the policies and practices in effect immediately prior to the change of control with respect to the senior executives of the Company, unless any such action or failure to take action in relation to the foregoing benefits or plans is in the ordinary course of business and does not adversely affect the aggregate value of the benefits or plans to the executive or the Company provides a replacement benefit or plan of equivalent value;

(d) There is any change in the criteria used to determine achievement of the STIP or LTIP or any change to the target award levels in place immediately prior to the change of control, where such change would have an adverse effect on the amount of bonus the executive would be eligible to receive;

(e) The Company relocates the executive's principal office to any place more than 50 km from the location at which they performed their duties for the Company;

(f) There is a significant change to the number of managers and employees of the Company, the reporting and organizational structure of the Company or the Company's corporate objectives; or

(g) There is any other significant (but not necessarily fundamental) change to the executive's terms and conditions of employment.

Termination without Cause or for Good Reason Following a Change of Control

The table below shows the amounts that would be paid to each of our NEOs if the Company were to terminate each executive's employment without cause (including following a change of control), or an executive terminated their employment for good reason following a change of control. The value of each severance package is calculated as of December 31, 2022.

Termination by the Company without cause (CDN$)	George Burns	Philip Yee	Joseph Dick	Lisa Ower	Paul Ferneyhough
Base salary and STIP award multiple	2×	2×	2×	2×	1×
Base salary × multiple [1]	2,040,000	1,061,208	1,123,632	816,816	418,200
STIP award × multiple [2]	2,592,840	1,140,029	1,189,968	841,760	359,908
Benefits	6,745	6,745	35,590	6,745	6,745
Total	**$4,639,585**	**$2,207,982**	**$2,349,190**	**$1,665,321**	**$784,853**
Termination by the Company, or by the NEO for good reason, following a change of control (inclusive of above compensation) (CDN$)					
Unvested stock options [3]	–	–	–	–	–
Unvested RSUs [4]	934,609	328,144	337,639	230,948	84,788
Unvested PSUs [5]	2,830,188	990,449	1,009,439	637,512	326,936
Total	**$3,764,797**	**$1,318,593**	**$1,347,078**	**$868,461**	**$411,714**
Combined total	**$8,404,382**	**$3,526,575**	**$3,696,268**	**$2,533,782**	**$1,196,577**

Notes:

(1) Based on salary paid in the previous 12 months.

(2) Based on STIP award paid in the previous 12 months.

(3) The value of the options is based on the difference between a market value of CDN$11.29 per share (i.e., the closing price per Eldorado common share on the TSX, as of December 31, 2022) and the exercise price.

(4) The value of the RSUs is based on a market value of CDN$11.29 per share (i.e., the closing price per Eldorado common share on the TSX, as of December 31, 2022).

(5) The value of the PSUs is contingent on the achievement of pre-determined performance criteria during the performance period beginning on the grant date and ending on the date of termination following a change of control. PSU value is based on a market value of CDN$11.29 per share (i.e., the closing price per Eldorado common share on the TSX, as of December 31, 2022) at target since payout upon a change of control is at the full discretion of the Board.

The NEOs are responsible for all applicable personal income taxes related to any severance payment they receive. Eldorado does not gross-up severance payments.

The table below outlines the treatment of each compensation component following termination of employment of a NEO.

Compensation component	Resignation	Retirement, death or disability	Termination with cause	Termination without cause	Termination following a change of control
Base salary	Earned portion only			CEO and EVPs: 2 × base salary paid in previous 12 months	
				SVPs: 1 × base salary paid in previous 12 months	
STIP	A prorated portion may be paid, at the discretion of the Board		No STIP is paid for the current year	CEO and EVPs: 2 × STIP award paid in previous 12 months	
				SVPs: 1 × STIP award paid in previous 12 months	
Stock options	Unvested portion is forfeited. Vested and unexercised options on the date of termination remain exercisable for 365 days or until the expiry date of the options, if earlier		All options terminate immediately	Unvested portion is forfeited. Vested and unexercised options on the date of termination remain exercisable for 365 days or until the expiry date of the options, if earlier	Unvested portion is deemed vested. Vested and unexercised options on the date of termination remain exercisable for 365 days or until the expiry date of the options, if earlier
RSUs	Vested RSUs not redeemed are entitled to be redeemed on the termination date. All unvested RSUs are cancelled, unless the Board in its sole discretion determines otherwise		All RSUs are forfeited, unless the Board in its sole discretion determines otherwise	Vested RSUs are entitled to be redeemed on the termination date. All unvested RSUs are cancelled, except as otherwise determined by the Board	Unvested RSUs are deemed to have vested. Vested RSUs are entitled to be redeemed on the termination date
PSUs	All outstanding PSUs are forfeited, unless the Board in its sole discretion determines otherwise	On retirement, participants are entitled to be paid after the expiry of the performance period a prorated portion of PSUs based on the amount of time the participant was employed during the performance period According to the individual PSU agreements, the number of PSUs awarded will be subject to actual performance during the performance period On death or disability, participants are treated the same as for termination following change of control	All PSUs are forfeited, unless the Board in its sole discretion determines otherwise	All outstanding PSUs are forfeited, unless the Board in its sole discretion determines otherwise	The performance period will be deemed to have ended as at the date of termination According to the individual PSU agreements, the number of PSUs awarded will be subject to actual performance during the performance period ending as of the termination date, and may be higher or lower than the number of PSUs initially granted

Other Information

Equity Compensation Plan Information

The table below shows the breakdown in the total options that have been granted and are outstanding under the Incentive Stock Option Plan and PSUs that have been granted and are outstanding as of December 31, 2022.

	Number of granted and outstanding	Number of common shares reserved under options and PSUs [1]	Granted and outstanding as a % of total issued and outstanding common shares
Options under the Incentive Stock Option Plan	3,749,230	7,792,396	2.03
PSUs under the PSU Plan	342,670	2,083,824	0.19
Total	4,091,900	9,876,220	2.21

- **Incentive Stock Option Plan:** From and after June 21, 2018, limited to no more than 9,519,589 shares of Eldorado common shares.
- **PSU Plan:** Limited to no more than 3,126,000 shares of Eldorado common shares. PSUs are subject to the satisfaction of performance vesting targets within a performance period, which may result in a higher or lower number of PSUs than the number granted as of the grant date. Redemption settlement may be paid out in shares (generally on a one-for-one basis), cash or a combination thereof. The number of common shares listed above in respect of the PSUs assumes that 100% of the PSUs granted (without change) will vest and be paid out in common shares (on a one-for-one basis).

The maximum number of common shares that may be issued in respect of the PSUs granted, assuming that the maximum performance targets for the PSUs listed above have been met and payout is in common shares (on a one-for-one basis), is 685,340; this number represents 0.37% of the issued and outstanding common shares.

As of December 31, 2022, 3,749,230 options to purchase the same number of common shares (representing 2.03% of the issued and outstanding common shares) have been granted and are outstanding to eligible persons under the option plan.

As of December 31, 2022, 342,670 options to purchase the same number of common shares (representing 0.19% of the issued and outstanding common shares) have been granted and are outstanding to eligible persons under the PSU Plan. As of December 31, 2022, 4,043,166 options for the Incentive Stock Option Plan remain available for grant (representing 2.19% of the issued and outstanding common shares) and 1,741,154 PSUs remain available for grant under the PSU Plan (representing 0.94% of the issued and outstanding common shares), assuming 100% of the PSUs granted, as listed in the above table, will vest and be paid out in common shares (on a one-for-one basis). That number may be higher or lower depending on the performance targets actually achieved and the choice of the method of settling redemption payments.

As of December 31, 2022, 1,042,176 common shares have been issued in respect of PSUs.

Annual Burn Rate

Eldorado's annual burn rate for the last three fiscal years under the Incentive Stock Option Plan and the PSU Plan is calculated as follows:

	2022	2021	2020
Share options granted under the Stock Option Plan	1,265,672	1,091,891	1,156,744
Underlying common shares granted to satisfy PSUs granted under the PSU Plan [1]	352,837	13,937	–
Weighted average shares outstanding	183,445,861	180,296,588	171,047,000
Burn rate – Incentive Stock Option Plan	0.68%	0.61%	0.68%
Burn rate – PSU Plan	0.19%	0.01%	–

Note:
(1) PSUs are subject to performance criteria and can be redeemed at 0–200% of the number of PSUs originally granted. The PSU performance multiplier has not been factored into the above burn rate calculation.

Stock Options

We have an Incentive Stock Option Plan that was approved by shareholders at our 2018 Annual Meeting. Prior to the 2018 Annual Meeting, the Company had two incentive stock options plans ("Previous Option Plans"): an Amended and Restated Incentive Stock Option Plan for employees, consultants and advisors dated May 1, 2014 ("Employee Plan") and an Amended and Restated Incentive Stock Option Plan for officers and directors dated May 1, 2014 ("Officers and Directors Plan"). At the 2018 Annual Meeting, the shareholders approved combining the Previous Option Plans to form the current Amended and Restated Officer, Employee and Consultant Plan. Amendments to the current plan were also made to provide that non-employee directors are no longer eligible to receive option awards, and to reflect industry standards and changes to laws.

Granting and Vesting

Options under the plan may be granted to full- or part-time employees, including any officer of the Company, or consultants of the Company, or a related entity of the Company. No options may be granted to non-employee directors of the Company or a related entity of the Company. The Board approves option grants to officers of the Company, while the Compensation Committee approves employee option grants. Each option entitles the holder to buy one Eldorado common share, subject to certain adjustments. The Board generally grants options in five-year terms, the maximum option period provided for under the plans, but can set shorter terms if it wishes. The Board also has the discretion to determine vesting restrictions, and in connection therewith determine the terms under which the vesting of options may be accelerated.

Options granted generally vest in three tranches over three years. Options vest upon termination of employment or engagement:

- By Eldorado, for any reason other than for cause (as defined in the Incentive Stock Option Plan) at any time in the 12 months following a change of control of Eldorado; or
- By the optionee, should there be a material adverse change in location, salary, duties or responsibilities in the 12 months following the change of control and the optionee has provided written notice to the Company within 30 days of such material adverse change.

Exercising Options

The Board determines an option's exercise price on the grant date. The exercise price must be at least equal to the market value of our common shares at that time (i.e., the closing price of our common shares on the TSX on the trading day immediately before the grant date).

Options cannot be exercised if the exercise period has expired. If options expire during a trading blackout period, they can be exercised within 10 business days after the blackout period is lifted.

We do not provide any financial assistance to participants when they exercise their options.

Assigning or Transferring Options

Options cannot be assigned or transferred to another person other than by will or by law if the option holder dies.

Special Situations

If the option holder is no longer eligible to participate in the plan, executive officers have 365 days to exercise any vested options and employees have 30 days, provided that no options shall be exercisable beyond the original expiry date of the option, except in the following situations:

- On death, their estate has 365 days to exercise the vested options
- On termination for cause, all options terminate immediately

The Board may in its sole discretion increase the periods permitted to exercise all or any of the options following a termination of employment or engagement provided that no options shall be exercisable beyond the original expiry date of the option.

Restrictions

Shares Reserved for Issue

From and as of June 21, 2018, subject to adjustment, the maximum number of Eldorado common shares that may be issued under the Incentive Stock Option Plan shall not exceed 9,519,589 common shares.

The plan limits the number of Eldorado common shares that can be reserved for issue under the plan for a single individual to no more than one-half of 1% (i.e., 0.5%) of common shares outstanding on the grant date. Common shares that were reserved for options that expire are cancelled or otherwise terminated for any reason other than exercise can be used for other options issued under the plan.

Restrictions for Insiders

No more than 9% of common shares issued and outstanding on the grant date (on a non-diluted basis) can be reserved for issue to insiders through the plan or any other security-based compensation arrangement.

In any one-year period, no more than 9% of common shares issued and outstanding (on a non-diluted basis) can be issued to insiders through the plan or any other security-based compensation arrangement.

Grants to Non-Executive Directors under the Officers and Directors Plan

Beginning in 2018, stock options were no longer granted to directors.

Corporate Changes

If we subdivide, consolidate or reclassify our common shares or complete any other capital adjustment, the common shares receivable on the exercise of any outstanding options and relevant option price will be increased or decreased proportionately as appropriate, and other adjustments will be made as deemed necessary or equitable by the Board.

If we amalgamate, consolidate or merge with or into another corporate body:

- Option holders are entitled to receive other securities, property or cash (in lieu of common shares) a participant would have received upon such amalgamation, consolidation or merger, had the options been exercised for common shares immediately prior thereto and the option price adjusted as deemed necessary or equitable by the Board

If it is imminent that our common shares will be exchanged or replaced with those of another company because of a proposed merger, amalgamation, or other corporate arrangement or reorganization:

- The Board can use its discretion to accelerate the period for exercising options under the plan and for fulfilling any conditions or restrictions when they are exercised, among other things

If a third party makes an offer to buy all of our common shares:

- The Board can use its discretion to accelerate the period for exercising options under the plan and for fulfilling any conditions or restrictions when they are exercised

Making Changes to the Plan

Except as described below, shareholders must approve all changes to the plan, including changes that involve changing the number of common shares that can be reserved for issue under the plan, including:

- Increasing the fixed maximum or fixed maximum percentage
- Changing from a fixed maximum number to a fixed maximum percentage, or vice versa

We do not need shareholder approval to make changes such as:

- Changing the termination provisions of the options or plan, as long as it does not extend beyond the original expiry date
- Adding a cashless exercise feature that can be paid in cash or securities, whether or not it reduces the number of underlying common shares from our reserve
- Making housekeeping changes, like correcting errors or clarifying ambiguities
- Updating the plan to reflect changes in the governing laws, including any TSX compliance requirements

Under the New York Stock Exchange ("NYSE") rules, shareholders generally must approve material changes to compensation plans which may include, among others:

- A material increase in the number of shares to be issued under the plan (other than as a result of a reorganization, stock split, merger, spin-off or similar transaction)
- A material expansion of the types of awards available under the plan
- A material change in the method of determining the exercise price of options under the plan
- A material extension of the duration of the plan
- A material expansion of the class of participants eligible to participate in the plan
- A repricing of the exercise price of options

The Board may amend, modify or terminate any outstanding option, including substituting it for another award, changing the exercise date or making other changes, provided, however, that the option holder's consent is required unless the action would not be material and adverse to the option holder or if the change is specifically permitted under the plan. The Board may not extend the exercise period or lower the exercise price on any outstanding option, unless it receives shareholder approval.

If the exercise price of any outstanding option granted to an insider is reduced, or the exercise period is extended, we must receive approval from disinterested shareholders, according to the terms of the plans and the TSX, and other regulatory requirements.

Other Terms and Conditions

- The plan contains requirements for the granting of qualified incentive stock options under the United States tax code
- The Board can suspend or terminate the plan at any time, and impose other terms and conditions on any options granted under the plan
- The Board can change or terminate the plan and any outstanding options if a securities regulator, stock exchange or market requires it as a condition of approving a distribution of common shares to the public, or to obtain or maintain a listing or quotation of our common shares

You can request a copy of the Incentive Stock Option Plan, approved by shareholders on June 21, 2018, by contacting our Corporate Secretary or on the SEDAR website (www.sedar.com).

Performance Share Units

The shareholders approved a PSU Plan effective May 1, 2014, and an amended and restated PSU Plan effective June 10, 2021.

Granting

Under the PSU Plan, the Board can grant PSUs to employees or officers of Eldorado or a related entity of Eldorado. A PSU is a bookkeeping entry, denominated in Eldorado common shares (generally on a one-for-one basis) that is credited to the PSU account of a participant under the PSU Plan. See "Performance Share Units" on page 84 for a discussion of the current performance criteria that may result in there being a higher or lower number of PSUs than the number granted by the Board as of the grant date.

In addition, under the PSU Plan, whenever cash dividends are paid on common shares, additional PSUs will be credited to the participant's PSU account. The number of such additional PSUs will be determined by dividing the cash dividends that would have been paid to such a participant (i.e., had the PSUs held in the participant's PSU account been common shares as of the record date) by the market value on the trading day after the record date.

Restrictions

The maximum number of common shares of Eldorado that may be issued under the PSU Plan is 3,126,000, subject to adjustment.

Under the PSU Plan, common shares reserved from the treasury, in respect of which PSUs have been cancelled or otherwise expired for any reason (other than PSU redemption), will be available for subsequent grants of PSUs under the PSU Plan.

Restrictions for Insiders

No more than 9% of common shares of Eldorado issued and outstanding on the grant date (on a non-diluted basis) can be issuable to insiders through the PSU Plan or any other security-based compensation arrangements.

In any one-year period, no more than 9% of common shares of Eldorado issued and outstanding (on a non-diluted basis) can be issued to insiders through the PSU Plan or any other security-based compensation arrangements.

Vesting

Under the PSU Plan, unless otherwise specified by the Board, granted PSUs are subject to a vesting schedule based on the achievement of performance targets that must be met within a performance period. The performance period must not exceed the period commencing January 1, coincident with or immediately preceding the grant and ending on November 30 of the third year following the calendar year in which such PSUs were granted. After the expiration of the performance period, the holder may be entitled to receive common shares or the amount payable in cash or combination on redemption of vested PSUs. See "Performance Share Units" on page 84 for a discussion of the current performance vesting targets.

Redemption

Under the PSU Plan, all vested PSUs will be redeemed on the redemption date, which is defined as the first day following the expiry of the performance period applicable to the PSU and, except as described below, assuming the participant's employment has not been terminated.

PSUs may not be redeemed unless the applicable terms of vesting have been met as determined by the Board in its sole discretion.

Under the PSU Plan, vested PSUs are redeemable, at the election of the Board in its discretion, for common shares (generally on a one-for-one basis), a cash payment equal to the market value of a common share (generally on a one-for-one basis) as of the redemption date or a combination of cash and common shares. The market value of our common shares is the closing price of our common shares on the TSX on the trading day immediately before the redemption date. If there is no closing price, the market value is the last closing price prior to the redemption.

Additional specific requirements apply to U.S. participants, as set out in the Plan.

PSUs cannot be redeemed during a trading blackout period; they can be redeemed within two business days after the blackout period is lifted.

Assigning or Transferring PSUs

PSUs cannot be assigned or transferred to another person other than by will or by law if the PSU holder dies.

Termination

Under the PSU Plan, if employment is terminated for any reason prior to the expiry of the performance period, except as set out below and unless the Board determines otherwise, all outstanding PSUs, whether vested or not, shall be forfeited and cancelled, if:

· We terminate employment for any reason other than cause within 12 months of a change of control (as defined in the PSU Plan); or

· We make a material adverse change to the executive's salary, duties or responsibilities and location of employment within 12 months of a change of control, and the participant gives notice of termination within 30 days of the material adverse change; or

· Employment is terminated as a result of disability or the participant's death,

then the participant will continue to be entitled to payment on the date of termination of any PSUs that are vested on the termination date. Any PSUs that are capable of vesting subsequent to the termination date and prior to the expiry of the performance period shall be deemed to have vested on the termination date; the participant will be entitled to payment of such PSUs, and the redemption date shall be the date of termination. Generally, under current performance targets, the performance period will end on the date of termination and the number of PSUs earned and redeemed will be determined as of the end of such performance period and redeemed on the date of termination. As noted above, PSUs are subject to the satisfaction of performance vesting targets within the shorter performance period, which may result in a higher or lower number of PSUs that vest than the number granted as of the grant date.

If the participant's employment with the Company or its related entity is terminated prior to the expiry of the performance period as a result of retirement, the participant will continue to be entitled to payment on the redemption date of that portion of PSUs that are vested on the redemption date based on the amount of time that the participant was employed during the performance period.

See "Performance Share Units" on page 84 for a discussion of the current performance vesting targets.

Corporate Changes

If we subdivide, consolidate or reclassify our common shares or complete any other capital adjustment, the common shares receivable with respect to outstanding PSUs will be increased or decreased proportionately as appropriate, and other adjustments will be made as deemed necessary or equitable by the Board.

Under the PSU Plan, unless the Board determines otherwise, if we amalgamate, consolidate or merge with or into another corporate body:

· Any common shares receivable on redemption under the PSU Plan are converted to other securities, property or cash that a participant would have received upon such amalgamation, consolidation or merger, had the PSUs been redeemed for common shares immediately prior thereto; and

· For the purposes of determining the cash payment on redemption, the cash payment will be equal to the fair market value on the redemption date of the securities, property and/or cash that the holders would have received for a common share upon such amalgamation, consolidation or merger, had the PSUs been redeemed immediately prior thereto.

If it is imminent that our common shares will be exchanged or replaced with those of another company because of a proposed merger, amalgamation or other corporate arrangement or reorganization:

· The Board can use its discretion to determine the manner in which all outstanding PSUs shall be treated, including requiring the acceleration of time for vesting or redemption, and for fulfilling any conditions or restrictions on such redemption

If a third party makes an offer to buy all of our common shares:

· The Board can use its discretion to accelerate the time for vesting or redemption, and for fulfilling any conditions or restrictions on such redemption

Making Changes to the PSU Plan

Under the PSU Plan, except as described below or permitted by the TSX, shareholders must approve all changes to the PSU Plan, including changes that involve:

The number of common shares that can be reserved for issue under the Plan, including:

· Increasing the fixed maximum or fixed maximum percentage
· Changing from a fixed maximum number to a fixed maximum percentage
· Changing from a fixed maximum percentage to a fixed maximum number

Under the PSU Plan, we will not need shareholder approval to make certain changes, such as:

· Changing the termination provisions of the PSUs or the PSU Plan, as long as it does not extend beyond the original expiry date
· Making housekeeping changes, like correcting errors or clarifying ambiguities
· Updating the plans to reflect changes in the governing laws, including any TSX compliance requirements

Furthermore, the Board can (without shareholder approval) adjust or terminate any outstanding PSU, including substituting it for another award or changing the date of redemption provided that, if such change has a material adverse effect on a holder of PSUs, such holder consents to the change. However, the original term of the performance period may not be extended.

Under the PSU Plan, the Plan may be suspended or terminated at any time by the Board. The termination of the Plan may not affect any PSUs granted under the Plan prior to the termination.

Restricted Share Units

The Board adopted an RSU Plan effective March 16, 2011, and amended and restated the RSU Plan as of October 25, 2012, February 21, 2013, February 20, 2014, March 22, 2018, and July 26, 2018, to incorporate a number of changes including a housekeeping change to the definition of "change of control"; changes to permit the inclusion of performance vesting targets in addition to time vesting; adding provisions relating to U.S. participants; addressing tax-related matters; providing drafting consistency among other various equity plans; and increasing the reserve under the Plan as well as making other drafting changes.

NEOs receiving RSUs as a component of their compensation are encouraged to retain the shares received on redemption of the RSUs, as a means of building their shareholding in the Company.

Granting

Under the RSU Plan, the Board can grant RSUs to employees or officers of Eldorado or of a related entity of Eldorado. An RSU is a bookkeeping entry, denominated in our common shares (on a one-for-one basis), that is credited to the RSU account of a participant under the RSU Plan.

RSUs can be granted subject to vesting on time or achievement of performance targets.

Restrictions

The maximum number of our common shares that may be delivered under the RSU Plan has been 5,000,000 common shares, subject to adjustment. The common shares delivered pursuant to the RSU Plan may be acquired subsequently or in anticipation of a redemption in the open market to satisfy the redemption requirements under the RSU Plan. Computershare Investor Services has been appointed as the trustee for the purposes of arranging for the acquisition of the common shares and to hold the common shares in trust for the purposes of the RSU Plan, and to manage other administration matters. See "Normal Course Issuer Bid" on page 108.

Vesting

Unless otherwise specified by the Board, granted RSUs are subject to a vesting schedule based on time or on the achievement of performance targets; such targets would be the same as those under our PSU Plan. Grants of RSUs are also subject to a restricted period, that period after the expiration of which the holder may be entitled to receive common shares or the amount payable on redemption of vested RSUs, if the holder does not elect early redemption. The restricted period must not exceed the period commencing January 1, coincident with or immediately preceding the grant, and ending on November 30 of the third year following the calendar year in which such RSUs were granted. Once vested, a holder of vested RSUs is entitled to receive any distributions that are paid to the trustee appointed under the RSU Plan on account of the common shares held by the trustee in respect of those vested RSUs and that have not been previously distributed, less any withholding taxes applicable and any taxes paid on such distributions by the trustee.

Redemption

Unless previously redeemed, all vested RSUs are redeemed on the redemption date, which is defined as the earlier of the last day of the restricted period and the date of termination of employment.

Under the RSU Plan, vested RSUs are redeemable, at the election of the Board in its discretion, for common shares (on a one-for-one basis), a cash payment equal to the market value of a common share (on a one-for-one basis) as of the redemption date or a combination of cash and common shares. The market value of our common shares is the closing price of our common shares on the TSX on the trading day immediately before the redemption date, provided that if the common shares are suspended for trading or have not traded for an extended period of time, the market value will be the fair market value as determined by the Board. Unless previously distributed to the holder, upon redemption of any vested RSUs, the holder is entitled to receive any distributions that are paid to the trustee appointed under the RSU Plan on account of the common shares held by the trustee in respect of those vested RSUs, less any withholding taxes applicable and any taxes paid on such distributions by the trustee.

Provided RSUs are vested, non-U.S. participants may elect early redemption. Participants can redeem their vested RSUs by filing a redemption notice with our Corporate Secretary, while specifying the redemption date; this date must not be less than 10 days from the date of the notice, but may not be later than the earlier of the last day of the restricted period and the date of termination of employment.

Certain additional restrictions (including in respect of the redemption and payout of RSUs) and requirements apply to U.S. designated participants.

RSUs cannot be redeemed during a trading blackout period. If an RSU is to be redeemed during a blackout period, then, notwithstanding any other provision of the plan, the RSU shall be redeemed immediately after the blackout period is lifted.

Assigning or Transferring RSUs

RSUs cannot be assigned or transferred to another person other than by will or by law if the RSU holder dies.

Termination

If employment is terminated for any reason other than cause, participants (or in the case of death, the participant's estate) are entitled to redeem their RSUs if they have vested and have not yet been redeemed.

Any outstanding RSUs that have not yet vested on the termination date will be deemed to have vested if we:

- Terminate employment for any reason other than cause within 12 months of a change of control; or
- Make a material adverse change to the executive's salary, duties or responsibilities, and location of employment within 12 months of a change of control and the participant gives notice of termination within 30 days of the material adverse change

Any RSUs that have not vested are relinquished and cancelled when the executive's employment is terminated, unless the Board determines otherwise. The Board can accelerate the vesting period or waive the vesting or other terms.

If a holder's employment is terminated for cause, they forfeit all RSUs (whether vested or not) and all rights to payments, unless the Board determines otherwise.

Corporate Changes

If we subdivide, consolidate or reclassify our common shares or complete any other capital adjustment, the common shares receivable with respect to outstanding RSUs will be increased or decreased proportionately as appropriate, and other adjustments will be made as deemed necessary or equitable by the Board.

If we amalgamate, consolidate or merge with or into another corporate body, unless the Board determines otherwise:

- Any common shares receivable on redemption under the RSU Plan are converted to other securities, property or cash that a participant would have received upon such amalgamation, consolidation or merger, had the RSUs been redeemed for common shares immediately prior thereto
- Any cash payment receivable on a redemption of an RSU shall be equal to the fair market value of the securities, property or cash that the holder of the RSU would have received had the holder redeemed the RSU immediately prior to such amalgamation, consolidation or merger, as of the date of the redemption

If it is imminent that our common shares will be exchanged or replaced with those of another company because of a proposed merger, amalgamation or other corporate arrangement or reorganization:

- The Board can use its discretion to determine the manner in which all outstanding RSUs shall be treated, including requiring the acceleration of time for vesting or redemption, and for fulfilling any conditions or restrictions on such redemption

If a third party makes an offer to buy all of our common shares:

- The Board can use its discretion to accelerate the time for vesting or redemption, and for fulfilling any conditions or restrictions on such redemption

Making Changes to the RSU Plan or RSUs

The Board can amend, suspend or terminate the RSU Plan at any time. Termination will not affect any outstanding RSUs.

The Board can amend, modify or terminate any outstanding RSUs, provided however the holder's consent is required, unless the Board determines that doing so would not materially adversely affect the holder, or it is specifically permitted under the RSU Plan.

Normal Course Issuer Bid

In recent years, common shares to satisfy redemptions of RSUs have been acquired on the market by way of a normal course issuer bid ("NCIB"). These purchases have been made by Computershare Trust in its capacity as trustee. The common shares acquired under the NCIB are held by the trustee until the same are required to be transferred to participants under the terms of the RSU Plan to satisfy our obligations in respect of redemptions of vested RSUs held by participants.

Under the RSU Plan, neither common shares nor any distributions are permitted to be transferred to the Company or a related entity. Acquisitions of common shares under the NCIB over the last five years are set out in the table below. On December 24, 2001, Eldorado announced that the TSX had accepted for filing Eldorado's Notice in respect of an NCIB to be transacted through the facilities of the TSX and/or through alternative trading systems, including the NYSE. Pursuant to such NCIB, Eldorado could purchase up to 1,421,373 of its common shares representing approximately 0.8% of the total 182,659,032 common shares of the Eldorado issued and outstanding as at December 17, 2021. Purchases may be made at prevailing market prices commencing December 30, 2021 (other than for purchases through the NYSE, which commenced January 29, 2022) and ending December 29, 2022. Pursuant to TSX policies, daily purchases will not exceed 109,140 common shares, other than block purchase exceptions. Eldorado engaged National Bank Financial Inc. as its broker under the automatic share purchase plan to undertake purchases under the NCIB. The table below summarizes the common shares purchased under the NCIB. The common shares were acquired to satisfy obligations in respect of vested RSUs. A copy of Eldorado's Notice filed with the TSX may be obtained, by any shareholder without charge, by contacting Eldorado's Corporate Secretary. See section "Additional Information" on page 117 in this Circular.

Period	Number of common shares purchased [1]	Average price (CDN$)	Total cost (CDN$)
June 12, 2018 to June 11, 2019	1,742,130	1.57	2,739,017
July 11, 2019 to July 10, 2020	385,000	12.49	4,808,650
December 30, 2021 to December 29, 2022	1,421,373	12.45	17,691,985

Note:

(1) Eldorado applied to the TSX and reinstated the NCIB to purchase up to 1,421,373 of its common shares over the period December 30, 2021 to December 29, 2022.

Deferred Unit Plan

The Board adopted a Deferred Unit ("DU") Plan as of July 15, 2010, as amended and restated as of February 20, 2014 and July 26, 2018, to incorporate a number of changes, including adding provisions relating to U.S. participants, addressing tax-related matters and providing drafting consistency with other various equity plans.

DUs represent notional Eldorado common shares based on the value of our common shares. The DUs earn dividend equivalents whenever cash dividends are paid on common shares.

Under the DU Plan, the Board can grant DUs to eligible independent directors, designated by the Board, on the following terms:

• The market value of a DU is the closing price of an Eldorado common share on the TSX on the day prior to the relevant date
• DUs are denominated in common shares when they are credited to a participant's account

DUs are settled in cash only. Eldorado allows directors to elect to take all or a portion of the director's cash compensation in DUs; such election is to be made by the final day of the quarter in which the retainer is earned, or in the case of a director who is a resident or citizen in the United States, not later than December 31 of the previous year. DUs are administered under the terms and conditions of our DU Plan (see below for details).

Participants may redeem the DUs after the "termination date" – the earliest date that both of the following conditions are satisfied:

• The date that the participant is no longer a member of our Board for whatever reason, including resignation, disability, death, retirement or loss of office as a director
• The date that the participant is neither an employee nor a member of our Board or any corporation related to Eldorado for the purposes of the *Tax Act*

Directors can redeem their DUs for cash after the termination date. The director must file a redemption notice with our President & CEO, CFO or Corporate Secretary, while specifying the redemption date; this date must be by a date not later than December 15 of the first calendar year following the calendar year of the termination date.

DUs are redeemed for an amount equal to the market value of vested DUs on the redemption date, subject to adjustments for certain corporate actions. DUs are paid out within 15 trading days of the redemption date and prior to December 31 of the first calendar year following the calendar year of the termination date.

Certain additional restrictions (including in respect of the redemption and payout of DUs) and requirements apply to U.S. designated participants.

Under the DU Plan, independent directors are non-employee directors. Specifically, directors who are employees of Eldorado, or an affiliate of Eldorado, are not eligible to participate in the Plan.

Securities Authorized for Issue under Equity Compensation Plans

	Number of securities to be issued upon exercise of outstanding options, warrants, rights and PSUs [1] as at December 31, 2022 (a)	Weighted average exercise price of outstanding options, warrants and rights as at December 31, 2022 (CDN$) (b)	Number of securities remaining available for future issuance under equity compensation plans, excluding securities reflected in column (a), as at December 31, 2022 (c)
Equity compensation plans approved by security holders	4,091,900	11.32	5,784,320
Equity compensation plans not approved by security holders	–	–	–
Total	**4,091,900**		**5,784,320**

Note:

(1) The PSU Plan is limited to no more than 3,126,000 shares of Eldorado common shares. PSUs are subject to the satisfaction of performance vesting targets within a performance period, which may result in a higher or lower number of PSUs than the number granted as of the grant date. Redemption settlement may be paid out in shares (generally on a one-for-one basis), cash or a combination thereof. The number of common shares listed above in respect of the PSUs assumes that 100% of the PSUs granted (without change) will vest and be paid out in common shares (on a one-for-one basis). The maximum number of common shares that may be issued in respect of the PSUs granted, assuming that the maximum performance targets for the PSUs listed above have been met and payout is in common shares (on a one-for-one basis), is 685,340; this number represents 0.37% of the issued and outstanding common shares.

Non-IFRS and Other Financial Measures and Ratios

Certain non-IFRS financial measures and ratios are included in this document, including cash operating costs ("C1") per ounce sold and all-in sustaining costs ("AISC") per ounce sold. The Company believes that these financial measures and ratios, in addition to conventional measures prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company. The non-IFRS financial measures and ratios are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These financial measures and ratios do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers. Certain additional disclosures for these non-IFRS financial measures and ratios have been incorporated by reference and can be found in the section "Non-IFRS and Other Financial Measures and Ratios" in the December 31, 2022 MD&A filed on February 23, 2023, available on SEDAR (www.sedar.com).

Directors' Approval

The Board of Directors has approved the contents of this Management Proxy Circular and the sending of this information to Eldorado shareholders.

By Order of the Board of Directors

"Steven Reid"

Steven Reid

Chair of the Board

April 24, 2023
Vancouver, BC

FAQs

Who can vote?

If you hold Eldorado common shares at the close of business on April 18, 2023 (the "record date"), you are entitled to receive notice and vote at our 2023 Annual Meeting. Each share you hold entitles you to one vote on each item of business on a ballot.

What are we voting on?

We are voting on the following items of business:

- Election of directors
- Appointment of auditors
- Authorizing the directors to set auditor pay
- Approval of a non-binding advisory resolution on executive compensation

Should you have any questions not covered in this section, please feel free to contact our proxy solicitation agent Laurel Hill Advisory Group at:

t: 1 877 452 7184 (toll-free within North America)
e: assistance@laurelhill.com
Outside North America: 1 416 304 0211

What approval is required?

All items of business require approval by a majority of the votes cast by shareholders.

How many shareholders do you need to reach a quorum?

According to our by-laws, we need two voting persons present or deemed to be present at the meeting and authorized to cast a total of at least 25% of the votes attached to all the common shares entitled to vote at the meeting. Voting persons are registered shareholders or their duly authorized representatives or proxyholders of registered shareholders entitled to vote at the meeting. As of April 18, 2023, there were 184,887,734 common shares issued and outstanding.

Does any shareholder beneficially own 10% or more of the outstanding common shares?

Yes. As of the record date, and according to their most recent public filings, Helikon Investments Limited holds 32,403,172 of our common shares (17.53%) and Van Eck Associates Corporation holds 19,853,187 of our common shares (10.72%).

Are you aware of any interest of insiders in material transactions?

We are not aware of any director, director nominee, executive officer of Eldorado or a subsidiary of Eldorado, or any other shareholder who holds or controls more than 10% of our common shares, or anyone associated or affiliated with them who has or had during 2022 a direct or indirect material interest in any material transaction or any proposed material transaction of Eldorado or a subsidiary of Eldorado.

Do any of your directors or executive officers have a material interest on any item of business?

Other than as described in this Circular, none of our director nominees, any person who has been a director or executive officer since the beginning of 2022 or anyone associated or affiliated with them has a direct or indirect material interest in any item of business, other than electing the directors or the non-binding advisory resolution on executive compensation.

How will I receive the meeting materials?

Under the notice-and-access provisions, a Notice of Meeting will be mailed to registered owners of Eldorado common shares on April 18, 2023, along with a form of proxy and Annual Return Card, in accordance with applicable laws, unless you have requested to receive this information electronically. This Circular will be posted on Eldorado's website (www.eldoradogold.com/shareholder-materials).

If you are a non-registered shareholder, as permitted under the notice-and-access provisions of applicable securities laws, we have provided copies of the Notice of Meeting and Annual Return Card to your broker, custodian, fiduciary or other intermediary to forward to you, along with a form of voting instruction form. Intermediaries are required to forward the meeting materials unless a non-registered shareholder has waived the right to receive them. Please follow the voting instructions from your intermediary. Your intermediary is responsible for properly executing your voting instructions.

Objecting beneficial owners ("OBOs") are beneficial shareholders who do not want us to know their identity. We are paying for intermediaries to forward meeting materials to OBOs.

Non-objecting beneficial owners ("NOBOs") are beneficial shareholders who do not object to us knowing their identity. We are not sending meeting materials directly to NOBOs. NOBOs will receive meeting materials from their intermediaries.

Am I a registered or non-registered shareholder?

You are a registered shareholder if you hold a share certificate or Direct Registration System ("DRS") Advice in your name.

You are a non-registered (or beneficial) shareholder if your shares are registered in the name of your bank, trust company, securities dealer or broker, trustee, administrator, custodian or other intermediary, who holds your shares in a nominee account.

How do I vote if I am a registered shareholder?

As a registered shareholder you can vote in one of two ways:

- Attend the meeting and vote your shares in person or virtually at the 2023 Annual Meeting
- Appoint someone else as your proxyholder (and register your proxyholder with Eldorado's transfer agent Computershare Trust Company of Canada ("Computershare") prior to the meeting if your proxyholder is attending virtually) to attend the 2023 Annual Meeting in person or virtually, and to vote your shares for you

You can vote by proxy in one of three ways:

- Visit the website indicated on your proxy and follow the instructions there
- Vote by telephone by following the instructions on your form of proxy
- Complete, sign and return your form of proxy by mail in the pre-paid envelope provided

See "How do I attend the hybrid meeting as a registered shareholder, a duly appointed proxyholder or a non-registered shareholder virtually?" in this section, for information on how to attend and vote virtually at the 2023 Annual Meeting.

Can I appoint someone other than Eldorado proxyholders to attend the meeting and vote on my behalf?

Yes. **If you are a registered shareholder and want to appoint someone else as your proxyholder, do not check the box beside the names of the Eldorado proxyholders on the enclosed form of proxy**. Print the name of the person you want (your proxyholder) in the space provided. Your proxyholder doesn't need to be a shareholder. Your proxyholder must attend the meeting in person or virtually in order for your vote to be counted. Please inform your proxyholder that they have been appointed and that they must attend the meeting in person or virtually. If your proxyholder is attending the meeting virtually, you must first register your proxyholder with Computershare prior to the meeting.

How do I register my proxyholder and what additional steps are required for my proxyholder to attend and participate at the hybrid meeting virtually?

If you are a registered shareholder and have appointed someone other than Eldorado proxyholders to attend the meeting, and the person you have appointed is attending the meeting online, you must also register the appointment of your proxyholder at www.computershare.com/eldorado and provide Computershare with your proxyholder's contact information so that Computershare may provide the proxyholder with an Invite Code via email after the voting deadline has passed. This allows your proxyholder to attend, vote and participate in the hybrid 2023 Annual Meeting virtually.

If your proxyholder is attending the meeting virtually, once you have submitted your proxy, you must register your proxyholder, which must be done no later than 3:00p.m. (Pacific time) on Tuesday, June 6, 2023. Failure to register the proxyholder will result in the proxyholder not receiving an Invite Code to participate in the meeting virtually. Please ensure that the person you appoint is aware that they have been appointed to attend the meeting on your behalf.

If you have complied with the steps described above, prior to the meeting, Computershare will contact your proxyholder via email with an Invite Code, which will allow your proxyholder to attend the meeting online by logging into the live webcast and to vote at the virtual meeting using the Computershare virtual meeting platform. Without an Invite Code, you or your proxyholder will only be able to attend as a guest and will not be able to ask questions or vote at the meeting. Please see "How do I attend the hybrid meeting as a registered shareholder, a duly appointed proxyholder or a non-registered shareholder virtually?" in this section.

Registering your proxyholder after you have submitted your proxy is not required if the person you have appointed is attending the meeting in person. However, your proxyholder must attend the meeting in person in order for your vote to be counted.

How can I vote if I am a non-registered shareholder?

As a non-registered shareholder, you must follow the instructions of your intermediary to submit your voting instructions in order to have your vote counted. You can do so in one of three ways:

- Submit your voting instruction form to your intermediary (or agent as instructed by your intermediary) to submit a vote on your behalf
- Have your intermediary appoint you as proxyholder (**and register yourself as proxyholder with Computershare prior to the meeting if you are attending the meeting virtually**) to attend the meeting and vote your shares in person or virtually
- Have your intermediary appoint someone else as your proxyholder (**and register your proxyholder with Computershare prior to the meeting if your proxyholder is attending the meeting virtually**) to attend the meeting and vote your shares for you in person or virtually

You can submit your voting instruction form in one of three ways:

- Visit the website indicated on your voting instruction form and follow the instructions there
- Vote by telephone by following the instructions on your voting instruction form
- Complete, sign and return your voting instruction form by mail as instructed on the form

Additionally, Eldorado may use the Broadridge QuickVote service to assist non-registered shareholders with voting their shares. Non-registered shareholders may be contacted by Laurel Hill Advisory Group ("Laurel Hill") to conveniently obtain a vote directly over the telephone. Broadridge then tabulates the results of all instructions received and provides the appropriate instructions respecting the voting shares to be represented at the meeting.

If you plan to attend and vote at the hybrid meeting or want to appoint someone to attend on your behalf, insert your name (or the name of the other person, as appropriate) in the blank space provided for that purpose on the voting instruction form, and return it to your intermediary or its agent within the time specified; alternatively, send your intermediary another written request that you or your nominee be appointed as proxyholder. If you fail to submit your voting instruction form prior to the meeting, your vote will not count. Your vote can only be counted if you have followed these instructions (and your intermediary has duly appointed you or your nominee as proxyholder) if attending the meeting and voting in person. **In addition, for your proxyholder to attend, vote and participate in the hybrid 2023 Annual Meeting virtually, you must also register the appointment of your proxyholder**.

Your intermediary is required under applicable securities laws to arrange, without expense to you, to appoint you or your nominee as proxyholder in respect of your common shares. Unless corporate law does not allow it, if your intermediary makes an appointment in this manner, you or your nominee, as applicable, must be given authority to attend, vote and otherwise act for and on behalf of your intermediary (who is the registered shareholder) in respect of all matters that come before the meeting, and any adjournment or postponement of the meeting. An intermediary who receives your instructions at least one business day before the deadline for the submission of proxies is required to deposit the proxy within the voting deadline, in order to appoint you or your nominee as proxyholder.

Your proxyholder (whether the proxyholder is you or another person) must attend the meeting either in person or virtually in order for your vote to be counted. Please inform your proxyholder, if applicable, that they have been appointed and that they must attend the meeting either in person or virtually.

How does a non-registered shareholder register their proxyholder to virtually participate, vote and ask questions at the hybrid meeting?

If you are a non-registered shareholder and have appointed yourself or a person other than any of those designated in the voting instruction form as the proxyholder for your common shares, as set out above, and you or your proxyholder, as applicable, wishes to attend the meeting virtually, you must also register your proxyholder appointment (whether the proxyholder is you or another person) at www.computershare.com/eldorado, and provide Computershare with the proxyholder's contact information so that Computershare may provide the proxyholder with an Invite Code via email.

Registering your proxyholder (whether the proxyholder is you or another person) is an **additional step once you have submitted** your voting instruction form and your intermediary has appointed you or your nominee as proxyholder in respect of your common shares and **must be completed no later than 3:00p.m. (Pacific time) on Tuesday, June 6, 2023, if your proxyholder is attending the meeting virtually**. Failure to register your proxyholder will result in your proxyholder (whether the proxyholder is you or another person) not receiving an Invite Code to participate in the hybrid meeting virtually. Please ensure that the person you appoint is aware that they have been appointed to attend the meeting on your behalf.

If you have complied with the steps described above, prior to the meeting, Computershare will contact your proxyholder (whether the proxyholder is you or another person) via email with an Invite Code, which will allow your proxyholder to attend the meeting virtually by logging into the live webcast and to vote at the meeting using the Computershare virtual meeting platform. Without an Invite Code, you or your proxyholder, as applicable, will only be able to attend the meeting as a guest and will not be able to ask questions or vote at the meeting online. Please see "How do I attend the hybrid meeting as a registered shareholder, a duly appointed proxyholder or a non-registered shareholder virtually?" in this section, for more information.

Registering yourself or your proxyholder after you have submitted your proxy is not required if the person you have appointed is attending the meeting in person. However, you or your proxyholder, as applicable, must attend the meeting in person in order for your vote to be counted.

What if I am a non-registered shareholder in the United States?

In order to attend and vote at the hybrid meeting if you are a non-registered shareholder in the United States ("US Beneficial Shareholder"), you must first obtain and submit a valid legal proxy from your intermediary and then register in advance to attend the meeting if attending virtually. Follow the instructions from your intermediary or contact your intermediary to request a legal proxy form. After first obtaining a valid legal proxy from your intermediary, to then register to attend the hybrid meeting online, you must submit a copy of your legal proxy by email to Computershare at USlegalproxy@computershare.com.

Requests for registration should be directed to:

Computershare Trust Company of Canada
100 University Avenue, 8th Floor
Toronto, ON, M5J 2Y1

And via email at USlegalproxy@computershare.com

Requests for registration must be labelled as "Legal Proxy" and be received no later than **3:00p.m. (Pacific time) on Tuesday, June 6, 2023**. You will receive a confirmation of your registration by email after we receive your registration materials. Please note that you are required to also register the appointment of your proxyholder at www.computershare.com/eldorado as set out above under "How does a non-registered shareholder register their proxyholder to participate, vote and ask questions at the hybrid meeting virtually?", if your proxyholder is attending the meeting virtually. If you have complied with the steps described above, prior to the meeting, Computershare will contact your proxyholder (whether the proxyholder is you or another person) via email with an Invite Code, which will allow your proxyholder to attend the meeting online by logging into the live webcast and to vote at the meeting using the Computershare virtual meeting platform. Without an Invite Code, you or your proxyholder, as applicable, will only be able to attend the meeting as a guest and will not be able to ask questions or vote at the meeting virtually. Please see "How do I attend the hybrid meeting as a registered shareholder, a duly appointed proxyholder or a non-registered shareholder virtually?" in this section.

How will my shares be voted if I return a proxy?

When you complete and return a proxy, the persons named in the proxy are authorized to attend the meeting and vote your shares on each item of business on which you are entitled to vote, according to your instructions.

If you appoint the Eldorado proxyholders, George Burns, President & Chief Executive Officer ("CEO") or, failing him, Frank Herbert, Executive Vice President, General Counsel and Chief Compliance Officer as your proxy, but do not provide direction on how to vote your shares, your shares will be voted as follows:

FOR the nominated directors listed on the form of proxy and in this Circular

FOR re-appointing KPMG as the independent auditor

FOR authorizing the Board to set the auditor's pay

FOR approval of a non-binding advisory resolution on executive compensation

If there are other items of business that properly come before the meeting, or amendments or variations to the items of business, the Eldorado proxyholders will vote according to management's recommendation. If you appointed a proxyholder and have registered someone other than the Eldorado proxyholder, your proxyholder has discretion to vote as they elect.

On any ballot, your proxyholder must vote your shares or withhold your vote according to your instructions and, if you specify a choice on a matter, your common shares will be voted accordingly.

A proxy will not be valid unless it is signed by the registered shareholder or by the registered shareholder's attorney with proof that they are authorized to sign. If you represent a registered shareholder who is a corporation or association, your proxy should have the seal of the corporation or association, and must be executed by an officer or an attorney who has written authorization. If you execute a proxy as an attorney for an individual registered shareholder, or as an officer or attorney of a registered shareholder who is a corporation or association, you must include the original or a notarized copy of the written authorization for the officer or attorney with your form of proxy.

How can I change my vote?

Registered shareholders can revoke their proxy by sending a new completed form of proxy with a later date, or a written note signed by you, or by your attorney if they have your written authorization. You can also revoke your proxy in any manner permitted by law.

If you represent a registered shareholder who is a corporation or association, your written note should have the seal of the corporation or association, and must be executed by an officer or an attorney who has their written authorization. The written authorization must accompany the revocation notice.

We must receive the written notice any time up to and including the last business day before the day of the meeting, or the last business day before the meeting is reconvened if it is postponed or adjourned.

Send the signed written notice to:


Eldorado Gold Corporation
c/o Fasken Martineau DuMoulin LLP
550 Burrard Street, Suite 2900
Vancouver, BC, V6C 0A3
Attention: Georald Ingborg

If you have submitted your completed form of proxy and since decided that you want to attend the meeting and vote in person, you need to revoke the form of proxy before you vote at the meeting.

In addition, if you are a registered shareholder and log in to the meeting virtually and you accept the terms and conditions, you will be revoking any and all previously submitted proxies. However, in such a case, you will be provided the opportunity to vote by ballot on the matters put forth at the meeting. If you do not wish to revoke all previously submitted proxies, do not accept the terms and conditions, in which case you can only enter the meeting online as a guest, and will not be able to vote or participate in the meeting.

Non-registered shareholders can change their vote by contacting their intermediary, or their agent, immediately, so that they have enough time before the meeting to arrange to change the vote and, if necessary, revoke the proxy.

How will the votes be processed?

Our transfer agent and registrar Computershare will act as the scrutineer of the meeting and is responsible for counting the votes on our behalf. Our voting results are posted on the SEDAR website (www.sedar.com), under our Company profile, after the meeting.

Is there a deadline for my proxy to be received?

Yes. Your completed proxy must be received by Computershare (by mail, telephone or online) by **3:00p.m. (Pacific time) on Tuesday, June 6, 2023**, or two business days before the meeting is reconvened if it is postponed or adjourned.

The time limit for depositing proxies may be waived or extended by the Chair of the meeting at his or her discretion, without notice.

Who is soliciting my proxy?

Eldorado's management is soliciting votes for this meeting and any meeting that is reconvened if it is postponed or adjourned. You may be contacted by telephone by the Company or a representative of Laurel Hill whom we have retained as our proxy solicitation agent to assist with soliciting votes. We pay the cost of proxy solicitation services, which we estimate to be approximately CDN$40,000 plus disbursements.

Any questions related to voting your shares and requests for assistance may be directed to Laurel Hill:

t: 1 877 452 7184 (toll-free within North America)
e: assistance@laurelhill.com
Outside North America: 1 416 304 0211

How do I attend the hybrid meeting as a registered shareholder, a duly appointed proxyholder or a non-registered shareholder virtually?

Only shareholders of record at the close of April 18, 2023, and duly appointed proxyholders (who have registered prior to the meeting if attending virtually), may participate and vote at the meeting either in person or online. Non-registered shareholders who have not duly appointed themselves as proxyholders may not attend the meeting in person but may attend the meeting virtually as a guest. Guests attending virtually may view the webcast but will not be able to participate or vote at the meeting.

Attending the meeting virtually allows registered shareholders and duly appointed proxyholders, including non-registered shareholders who have duly appointed themselves as proxyholder, to participate, ask questions and vote at the meeting using the Computershare virtual meeting platform. Guests, including non-registered shareholders who have not duly appointed themselves as proxyholder, can log into the virtual meeting as a guest. Guests may view a live webcast of the meeting but will not be entitled to vote or ask questions. Registered shareholders and duly appointed proxyholders may also attend, participate in, ask questions and vote at the meeting in person at the offices of Fasken Martineau DuMoulin LLP located at 550 Burrard Street, Suite 2900, Vancouver, BC, V6C 0A3.

Registered shareholders and duly appointed proxyholders can attend the meeting virtually by:

1. Going to meetnow.global/MUTKQKX
2. Click "Join Meeting Now"

   For registered shareholders:
   - Click on "Shareholder" and enter your 15-digit control number located on the form of proxy or in the email notification you received

   For duly appointed proxyholders (including non-registered shareholders who have appointed themselves as proxyholders) who have properly registered prior to the meeting:
   - Click on "Invitation" and enter your Invite Code. Computershare will provide the proxyholder with an Invite Code after the voting deadline has passed if the proxyholder is properly registered prior to the meeting

In order to participate online, shareholders must have a valid 15-digit control number, and duly appointed proxyholders must have received an email from Computershare containing an Invite Code.

If attending the meeting virtually, it is important that you are connected to the internet at all times during the meeting in order to vote when polling is commenced on the resolutions put before the meeting. It is your responsibility to ensure internet connectivity. You will also need to have the latest version of Chrome, Safari, Edge or Firefox. Please do not use Internet Explorer. As internal network security protocols, such as firewalls or VPN connections, may block access to the Computershare virtual meeting platform, please ensure that you use a network that is not restricted by the security settings of your organization or that you have disabled your VPN settings. If attending the meeting virtually, it is recommended that you log in at least 30 minutes before the start of the meeting. Note that if you lose connectivity once the meeting has commenced, there may be insufficient time to resolve your issue before polling is completed. Therefore, even if you currently plan to vote virtually during the meeting, you should consider voting your common shares in advance or by proxy or by voting instruction form, so that your vote will be counted in the event that you experience any technical difficulties or are otherwise unable to access the meeting. Shareholders with questions regarding the virtual meeting portal or requiring assistance accessing the meeting website may call Computershare locally at 1 888 724 2416 or internationally at 1 781 575 2748.

Non-registered shareholders who have not appointed themselves as proxyholders can attend the meeting virtually as a guest by:

1. Going to meetnow.global/MUTKQKX
2. Clicking "Guest" and completing the online form

Non-registered shareholders who have not appointed themselves as proxyholders may not attend the meeting in person.

If I attend the meeting virtually, will I be able to ask questions during the meeting?

Any registered shareholders and duly appointed proxyholders attending the meeting virtually will be able to ask questions by sending a written message to the Chair of the meeting through the Computershare virtual meeting platform. If you are a non-registered shareholder attending as a guest, you will not be able to ask questions at the meeting virtually.

Questions presented at the meeting will pertain to the formal business of the meeting. To ensure fairness for all, the Chair of the meeting will have discretion over the online questions to be responded to and the amount of time allocated to each question in person or online. The Chair may edit or reject questions from the meeting considered inappropriate. Eldorado values shareholder feedback, and expects that shareholders will have substantially the same opportunity to ask questions of the Board and management at the in-person meeting and the virtual meeting.

What if I have further questions about voting?

Please contact Computershare or Laurel Hill Advisory Group if you have additional questions regarding the voting process:

Computershare Trust Company of Canada
100 University Avenue, 8th Floor
Toronto, ON, M5J 2Y1

t: 1 800 564 6253 (toll-free within North America) or 1 514 982 7555
www.computershare.com

Laurel Hill Advisory Group
70 University Avenue, Suite 1440
Toronto, ON M5J 2M4

t: 1 877 452 7184 (toll-free within North America)
Outside North America: 1 416 304 0211

e: assistance@laurelhill.com

Additional Information

You can find financial information relating to Eldorado in our comparative financial statements and MD&A for December 31, 2022, and additional information in our AIF or Form 40-F for additional information about Eldorado. These documents are available on our website (www.eldoradogold.com); they are also available on the SEDAR website (www.sedar.com) and the SEC website (www.sec.gov), under Eldorado's name.

You can also request copies free of charge by contacting our Corporate Secretary:

 information@eldoradogold.com

 **t:** 1 604 687 4018 or 1 888 353 8166 (toll-free)
f: 1 604 687 4026

 550 Burrard Street, 11th Floor
Vancouver, BC, V6C 2B5

Eldorado Gold Corporation

Schedule A – Board of Directors: Terms of Reference

February 23, 2023

I. Roles and Responsibilities

The principal role of the board of directors (the "**Board**") is stewardship of Eldorado Gold Corporation (the "**Company**"). The Board is responsible for the oversight of the management of the Company and its global business, consistent with its obligations set out in the Canada Business Corporations Act (the "**CBCA**"), the Company's articles and by-laws and other relevant legislation and regulations. The Board will carry out this responsibility purposefully in accordance with: (i) the Company's vision to build a safe, sustainable, high-quality business in the gold mining sector, creating value today and for future generations; (ii) the Company's corporate strategy focus areas including People and Capabilities, Safety and Sustainability, Operational and Project Excellence, and Financial Strength and Returns; and (iii) the Company's global sustainability framework for responsible mining, that includes commitments to safe, inclusive and innovative operations; engaged and prosperous communities; responsibly produced products; and a healthy environment, now and for the future.

Subject to the provisions of the CBCA and the Company's articles and by-laws, the Board may delegate the responsibilities of the Board to committees of the Board (the "**Committees**") on such terms as the Board may consider appropriate.

The principal duties and responsibilities of the Board include:

(i) **Strategic Planning**. Assisting in the development of and regularly reviewing and monitoring the Company's long-term goals and the strategic planning process which takes into consideration opportunities and risks of the business and provides objectivity and judgement to the process. The Board is responsible for the approval of and for monitoring the process on at least an annual basis.

(ii) **Performance Review**. Regularly reviewing the short and long-term performance of the Company. The Board shall review and consider for approval all significant amendments or departures proposed by management from established strategy, capital and operating budgets, matters of policy or corporate structure, outside of the ordinary course of business.

(iii) **Human Capital Management**. Overseeing management in its responsibilities with respect to human capital management including talent attraction, recruitment and turnover; workforce compensation and pay equity; workforce composition and diversity; employee engagement, health and well-being; workforce training, learning and development and monitoring a variety of human capital metrics in this regard. The Board will integrate human capital management into its oversight of corporate strategy and risk.

(iv) **Budgeting**. Reviewing and approving the Company's annual budgets, including capital allocations and expenditures.

(v) **Risk Management**. Understanding and overseeing the principal risks associated with the Company's business and regularly monitoring the systems in place to manage those risks effectively.

(vi) **Reviewing Material Transactions**. Reviewing and approving transactions that are either material or not in the ordinary course of the Company's business.

(vii) **CEO Appointment and Evaluation**. Appointing a Chief Executive Officer ("**CEO**") of the Company, approving the CEO's compensation and establishing and administering appropriate processes to measure the CEO's performance in carrying out the Company's stated objectives, in conjunction with and on the recommendation of the Compensation Committee.

(viii) **Succession Planning**. Establishing and administering a plan for the succession of the CEO and senior management in the event of emergency or retirement. The Board will act in consideration of the Diversity Policy.

(ix) **Determining Compensation**. Upon the recommendation of the Compensation Committee, approving the appointment and compensation of senior management and approving the compensation of the directors of the Company (the "**Directors**").

(x) **Management**. Establishing limits of authority to be delegated to senior management and appropriate evaluation criteria for the CEO and senior management.

(xi) **Director Nomination**. Requiring that a plan be in place for the nomination of the chair of the Board and Directors, including those Directors who are independent in accordance with applicable securities laws and stock exchange requirements ("**Independent Directors**"), in conjunction with the Corporate Governance and Nominating Committee. The Board will act in consideration of the Diversity Policy.

(xii) **Internal Controls**. In conjunction with the Audit Committee, regularly reviewing and monitoring the effectiveness of the Company's internal controls, including cybersecurity, over financial reporting and disclosure and management information systems.

(xiii) **Disclosure Policy**. Overseeing the adoption of a disclosure policy for fair, accurate, transparent and timely public disclosure to all stakeholders.

(xiv) **Reserves and Resources**. Reviewing any reserve or resource reports prepared by the Company or the Technical Committee. The Technical Committee may be constituted at the discretion of the Board and will consist of certain Independent Directors who possess experience with or a working knowledge of estimating reserves and resources.

(xv)   **Shareholder Communication**. Reviewing the Company's communication policy and requiring that it be in compliance with applicable law and the regulations and guidelines of applicable securities regulatory authorities and the stock exchanges on which the Company's securities trade.

(xvi)   **Shareholder Feedback**. Establishing measures for shareholders to provide feedback to the Board or the Independent Directors directly.

(xvii) **Corporate Governance**. In conjunction with the Corporate Governance and Nominating Committee, monitoring the Company's compliance with the law and the corporate governance regulations and guidelines as required by the securities regulatory authorities and the stock exchanges on which the Company's securities trade and best practice with respect to corporate governance.

(xviii) **Environmental and Social Governance**. Oversee and monitor the implementation of procedures, policies and initiatives relating to corporate, social and environmental responsibilities, and health and safety rules and regulations, including with respect to diversity, overseeing the Company's compliance with applicable legal and regulatory requirements, and considering and monitoring any issues relating to environmental and safety matters and Management's response thereto.

(xix)   **Code of Conduct and Business Ethics**. Establishing and regularly reviewing the Company's Code of Conduct and Business Ethics (the "**Code**") and Anti-Bribery and Corruption Policy ("**ABC Policy**") and regularly monitoring compliance thereof with the objective of promoting a culture of integrity throughout the Company.

(xx)   **Integrity**. To the extent feasible, satisfying itself as to the integrity of the CEO and other executive officers and that the CEO and other executive officers are creating a culture of integrity through the Company consistent with the Code and ABC Policy. The Board will also take appropriate steps to promote and encourage the CEO and other executive officers to foster ethical, inclusive and socially responsible practices and leadership.

(xxi)   **By-laws**. If required, adopting, amending or repealing the by-laws of the Company, in accordance with applicable law.

(xxii) **Financial Disclosure**. Reviewing and approving in advance prescribed public disclosure documents including, but not limited to, the quarterly and annual Financial Statements of the Company and associated Management's Discussion and Analysis, the Annual Information Form and Management Information Circular, in conjunction with the Committees of the Board as applicable.

(xxiii) **Committees of the Board**. Upon the recommendation of the Corporate Governance and Nominating Committee, establishing the Committees and selecting Independent Directors to act on the Committees. The Board shall establish the following standing Committees of the Board: (a) Audit Committee, (b) Corporate Governance and Nominating Committee, (c) Compensation Committee (d) Sustainability Committee and (e) Technical Committee. From time to time, the Board may create other Committees or ad hoc committees to examine specific issues on behalf of the Board. The committees will advise and formulate recommendations to the Board, but do not, except in limited and specifically identified circumstances, have the authority to approve matters on behalf of the Board.

(xxiv) **Terms of Reference**. Establishing, approving and annually reviewing the terms of reference for itself and each of the Committees, setting out duties and responsibilities including organizational and administrative procedures, in conjunction with the Corporate Governance and Nominating Committee.

(xxv)   **Evaluation of Board and Committees**. Regularly evaluating the effectiveness of the Board, the Committees and the members thereof, in conjunction with the Corporate Governance and Nominating Committee.

(xxvi) **Meetings with Management**. Encouraging the CEO to bring into Board meetings, managers who can provide additional insight into the items being discussed because of personal involvement in those areas, and/or employees who have the potential to take on greater responsibilities within the Company and whom the CEO believes should be given more exposure to the Board.

(xxvii) **Continuing Education**. In conjunction with the Corporate Governance and Nominating Committee, overseeing the establishment of suitable orientation programs for new Directors and continuing education opportunities for all Directors such as receipt of management reports, third party presentations and mine site visits. Each Director will have access to an electronic Board Manual, updated annually, containing relevant management information, historical public information and the terms of references for the Directors and for each of the Committees.

(xxviii) **Regulatory Compliance**. Ensuring that processes are in place to address applicable regulatory, corporate, securities and other compliance matters in a timely manner.

(xxix) **Goodwill**. Enhancing the reputation, goodwill and image of the Company.

(xxx)   **General**. Making other corporate decisions required to be made by the Board, or as may be reserved by the Board, to be made by itself, from time to time and not otherwise delegated to a Committee or to the management of the Company.

II.   Composition

Qualification of Directors

(i)   As fixed by the articles of the Company the Board shall consist of at least three Directors and not more than 20 Directors.

(ii)   A majority of the Directors on the Board shall qualify as Independent Directors, as defined in National Instrument 58-101 – Disclosure of Corporate Governance Practices and National Policy 58-201 – Corporate Governance Guidelines and as defined in SEC Rule 10A-3 and Section 303A.02 of the NYSE Listed Company Manual.

(iii)   At least 25 percent of the Directors shall be Canadian residents.

Chair of the Board

(i) The chair of the Board (the "**Chair**") shall be an Independent Director. The Independent Directors on the Board shall appoint the Chair annually at the organizational meeting of the Board immediately following the annual meeting of shareholders, upon the recommendation of the Corporate Governance and Nominating Committee.

(ii) The Chair of the Board shall have the duties and responsibilities set forth in the Terms of Reference entitled "Chair of the Board of Directors".

Director Nomination, Appointment, Resignation & Retirement

(i) An individual who is nominated as a director ("**Nominee Director**") shall submit a written consent to act to the Company in such form as the Company may require.

(ii) A Nominee Director shall disclose to the chair of the Corporate Governance and Nominating Committee each company or other issuer on which the Nominee Director serves as a director or an officer.

(iii) All Directors shall disclose to the chair of the Corporate Governance and Nominating Committee each company or other issuer on which the Director is invited to serve as a director prior to accepting such invitation.

(iv) In accordance with the Company's by-laws, at each annual meeting of shareholders all Directors of the Company resign. Recommendations for nomination for re-election are the responsibility of the Corporate Governance and Nominating Committee. A Director shall advise the chair of the Corporate Governance and Nominating Committee of his/her willingness to be re-elected to the Board for the next term.

(v) A Director may be re-elected annually to serve the Board until the annual meeting of shareholders following his or her 73rd birthday. At the discretion of the Board and giving due consideration to the skills and abilities of Directors who reach the retirement age specified in this provision and to the needs of the Company and its range of activities and operations, the Board may approve an extended retirement age.

(vi) Directors must have an appropriate mix of skills, knowledge and experience in business and an understanding of the industry and the geographical areas in which the Company operates.

Board Meetings

(i) The Board will schedule at least five regular meetings annually, with at least one regular meeting each quarter, and as many additional meetings as necessary to carry out its duties effectively.

(ii) The Board will hold special meetings at least once a year to specifically discuss strategic planning and strategic issues.

(iii) A meeting of the Board may be called by the Corporate Secretary or any Director by giving notice stating the time and place of the meeting to each of the Directors no less than 48 hours prior to the Board meeting or as otherwise provided in the by-laws of the Company.

(iv) The agenda for each Board meeting shall be established by the CEO and the Chair, taking into account suggestions from other Directors.

(v) At any meeting of the Board, a quorum for the transaction of business shall be a majority of the number of Directors in office from time to time.

(vi) At Board meetings, each Director is entitled to one vote and questions are decided by a majority of votes of the Directors present.

(vii) The Board may invite such officers and employees of the Company and such other advisors as it may see fit from time to time to attend meetings of the Board and participate in the discussion and consideration of any matter, and may exclude from all or any portion of its meetings any person it deems appropriate in order to carry out its responsibilities.

In-Camera Meetings

(i) The Independent Directors will meet after each regularly scheduled meeting of the Board, or when it is deemed necessary by the Chair of the Board, without any member of the Company's management present for the purposes of evaluating the Company's senior management and discussing such other matters as may be appropriate.

(ii) The Independent Directors will appoint a member to act as Secretary of the "in-camera" meetings.

(iii) Minutes generated from the meetings of the Independent Directors will be maintained by the Chair.

(iv) Any business items arising from the meetings will be brought to the attention of the Corporate Secretary and be added to the agenda of the next regularly scheduled Board meeting.

III. Expectations of a Director

(i) **Commitment and Attendance.** All Directors are expected to maintain a high attendance record at meetings of the Board (including in- camera meetings) and meetings of the Committees of which they are members. Directors are expected to participate on Committees of the Board and become familiar with the terms of reference for each Committee on which they serve.

(ii) **Preparation for Meetings.** All Directors are expected to prepare in advance of meetings of the Board and its Committees and be willing to fully and frankly participate in the deliberations of the Board and its Committees with the intent to make informed decisions. Directors are expected to review the agenda and related materials circulated in advance of the meeting and are encouraged to contact the Chair, the CEO or any other appropriate person to discuss agenda items prior to the meetings.

(iii) **Knowledge of Operations.** All Directors are expected to be knowledgeable about the Company's operations, activities and industry and to gain and maintain a reasonable understanding of the current regulatory, legislative, business, social and political environments within which the Company operates.

(iv) **Other Directorships and Significant Activities.** Each Director should, when considering membership on another board or committee, make every effort to ensure that such membership will not impair the Director's time and availability for his or her commitment to the Company and such service on other boards should be in accordance with the limits set forth in the Company's Corporate Governance Guidelines. No Director should serve on a board of a competitor of the Company or of a regulatory body with oversight of the Company. Directors should advise the Chair of the Corporate Governance and Nominating Committee prior to accepting membership on any other boards of directors. All Directors should disclose any conflict of interest on any issue to the Chair of the Board or the Chair of the Corporate Governance and Nominating Committee as soon as it arises. Directors must refrain from voting on any issue when a conflict of interest exists.

(v) **Contact with Management and Employees.** Directors should become familiar with senior management and their roles. Directors should be available to management and the Board as a resource and use their abilities, knowledge and experience for the benefit of the Company.

(vi) **Speaking on Behalf of the Company.** Directors are required to adhere to the Company's Disclosure Policy.

(vii) **Confidentiality.** The proceedings and deliberations of the Board and its Committees are confidential. Each Director shall maintain the confidentiality of the information received in connection with his or her service as a Director, except as may be required by law or as may be expressly authorized, from time to time, by the Board.

(viii) **Fiduciary Duty.** Each individual Director shall act with prudence, honesty and integrity in fulfilling his or her prime responsibility to the Company, and with due regard to the interests of its shareholders and other stakeholders.

(ix) **General.** Directors are expected to perform such other duties as may be assigned to a Director by the Board from time to time or as may be required by applicable regulatory authorities or legislation.

IV. Outside Advisors

The Board or the Independent Directors, with approval of the Chair, may, at the expense of the Company, engage such outside advisors as may be reasonable or desirable to the Board or the Independent Directors in the performance of Directors' duties.

V. Limitation on the Board's Duties

Notwithstanding the foregoing and subject to applicable law, nothing contained in these Terms of Reference is intended to require the Board to ensure the Company's compliance with Applicable Laws.

The Board shall discharge its responsibilities and shall assess the information provided by the Company's management and any external advisors, including the external auditor, in accordance with its business judgment. Directors are entitled to rely, absent knowledge to the contrary, on the integrity of the persons from whom they receive information and the accuracy and completeness of the information provided.

Nothing in these Terms of Reference is intended or may be construed as imposing on any member of the Board a standard of care or diligence that is in any way more onerous or extensive than the standard to which directors of a corporation are subject to under applicable law. These Terms of Reference are not intended to change or interpret the constating documents of the Company or any federal, provincial, state or exchange law, regulation or rule to which the Company is subject, and these Terms of Reference should be interpreted in a manner consistent with all such applicable laws, regulations and rules. The Board may, from time to time, permit departures from the terms hereof, either prospectively or retrospectively, and no provision contained herein is intended to give rise to civil liability of the Company or a Committee to any of the Company's shareholders, competitors, employees or other persons, or to any other liability whatsoever.

VI. Approval

Approved by the Board: February 23, 2023

Cautionary Note about Forward-looking Statements and Information

Certain of the statements made and information provided in these Shareholder Materials are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", "continue", "projected", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

Forward-looking statements or information contained in this Circular include, but are not limited to, statements or information with respect to: our outlook and guidance, including expected production, cost guidance and recoveries of gold and our production guidance; meeting our goals and targets for diversity on our Board and senior management; the development of our strategic growth projects and growth opportunities, including planned improvements at Olympias and our planned restart of construction at Skouries, including timing of activities; the health and safety of our workforce; the results of our GHG Report and achieving targets in respect of GHG emissions; meeting our goals and targets for ESG, including relating to sustainability, social matters, and diversity and inclusion; planned capital and exploration expenditures; our expectation as to our future financial and operating performance, expected metallurgical recoveries, improved concentrate grade and quality, gold price outlook and the global concentrate market; and our strategy, plans and goals, including our proposed exploration, development, construction, permitting and operating plans, priorities and related timelines, and schedules and results of litigation and arbitration proceedings.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, market uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.

We have made certain assumptions about the forward-looking statements and information, including assumptions about our 2023 outlook, plans for capital investments at our mines, including timing and benefits; timing of advancement and completion of construction, technical work and receipt of approvals, at Skouries and/or other development projects in Greece; how the world-wide economic and social impact of COVID-19 is managed and the duration and extent of the COVID-19 pandemic; the results of our exploration programs; the geopolitical, economic, permitting and legal climate that we operate in; the future price of gold and other commodities; the global concentrate market; exchange rates; anticipated values, costs and expenses; production and metallurgical recoveries; mineral reserves and resources; the impact of acquisitions, dispositions, suspensions or delays on our business and the ability to achieve our goals. In particular, except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this Circular.

Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.

Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others, the following: inability to meet production guidance; ability to make capital investments as planned, and timing thereof; inability to conduct Olympias stakeholder discussions; risks relating to the ongoing COVID-19 pandemic and any future pandemic, epidemic, endemic or similar public health threats; ability to achieve benefits of capital investments; results of further testwork, recoveries of gold and other metals; risks relating to our operations being located in foreign jurisdictions; community relations and social license; climate change; liquidity and financing risks; development risks at Skouries and other development projects; indebtedness, including current and future operating restrictions, implications of a change of control, ability to meet debt service obligations, the implications of defaulting on obligations and change in credit ratings; environmental matters; waste disposal; the global economic environment; government regulation; reliance on a limited number of smelters and off-takers; commodity price risk; mineral tenure; permits; risks relating to environmental, sustainability and governance practices and performance; non-governmental organizations; corruption, bribery and sanctions; litigation and contracts; information technology systems; estimation of mineral reserves and mineral resources; production and processing estimates; credit risk; actions of activist shareholders; price volatility, volume fluctuations and dilution risk in respect of our shares; reliance on infrastructure, commodities and consumables; currency risk; inflation risk; interest rate risk; tax matters; dividends; financial reporting, including relating to the carrying value of the Company's assets and changes in reporting standards; labour, including relating to employee/union relations, employee misconduct, key personnel, skilled workforce, expatriates and contractors; reclamation and long-term obligations; regulated substances; necessary equipment; co-ownership of the Company's properties; acquisitions, including integration risks, and dispositions; the unavailability of insurance; conflicts of interest; compliance with privacy legislation; reputational issues; and competition, as well as those risk factors discussed in the sections titled "Forward-looking Statements" and "Risk factors in our business" in the Company's most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form and other regulatory filings filed on SEDAR under our Company name for a fuller understanding of the risks and uncertainties that affect the Company's business and operations.

Forward-looking statements and information is designed to help you understand management's current views of our near and longer term prospects, and it may not be appropriate for other purposes.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change.



Breaking new ground.



Eldorado Gold Corporation

550 Burrard Street, 11th Floor
Vancouver, BC, Canada V6C 2B5

t: +1 604 687 4018
f: +1 604 687 4026
Toll-free: +1 888 353 8166

eldoradogold.com

TSX: ELD
NYSE: EGO